     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 1996

                                                   REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  VIATEL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    4813                   13-3787366
     (STATE OR OTHER          (PRIMARY STANDARD          (I.R.S. EMPLOYER
        JURISDICTION              INDUSTRIAL           IDENTIFICATION NO.)
   OF INCORPORATION OR       CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

                                800 Third Avenue
                            New York, New York 10022
                                 (212) 935-6800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            SHELDON M. GOLDMAN, ESQ.
                              U.S. GENERAL COUNSEL
                                  VIATEL, INC.
                                800 Third Avenue
                            New York, New York 10022
                                 (212) 935-6800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

            JOHN T. CAPETTA, ESQ.                      GEORGE W. BILICIC, JR., ESQ.
           KELLEY DRYE & WARREN LLP                      CRAVATH, SWAINE & MOORE
              Two Stamford Plaza                             Worldwide Plaza
            281 Tresser Boulevard                           825 Eighth Avenue
         Stamford, Connecticut 06901                     New York, New York 10019
                (203) 324-1400                                (212) 474-1000

                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                                                   PROPOSED
                                                    MAXIMUM
          TITLE OF EACH CLASS OF                   AGGREGATE                AMOUNT OF
        SECURITIES TO BE REGISTERED            OFFERING PRICE(1)       REGISTRATION FEE(1)
- ---------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share.....      $135,000,000.00           $46,553.00
- ---------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  VIATEL, INC.

            CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
              INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-1

                   FORM S-1 ITEM NUMBER
                        AND HEADING                               LOCATION IN PROSPECTUS
       ---------------------------------------------   ---------------------------------------------
  1.   Forepart of the Registration Statement and
       Outside Front Cover Page of Prospectus.......   Outside Front Cover Page
  2.   Inside Front and Outside Back Cover Pages of
       Prospectus...................................   Inside Front Cover Page; Additional
                                                       Information; Outside Back Cover Page
  3.   Summary Information, Risk Factors and Ratio
       of Earnings to Fixed Charges.................   Prospectus Summary; Risk Factors
  4.   Use of Proceeds..............................   Prospectus Summary; Use of Proceeds
  5.   Determination of Offering Price..............   Outside Front Cover Page; Risk Factors;
                                                       Underwriting
  6.   Dilution.....................................   Dilution
  7.   Selling Security Holders.....................   Not Applicable
  8.   Plan of Distribution.........................   Outside Front Cover Page; Underwriting
  9.   Description of Securities to be Registered...   Outside Front Cover Page; Prospectus Summary;
                                                       Dividend Policy; Description of Capital
                                                       Stock; Shares Eligible For Future Sale
 10.   Interests of Named Experts and Counsel.......   Not Applicable
 11.   Information with Respect to the Registrant
       (a)    Description of Business................   Prospectus Summary; Business
       (b)    Description of Property................   Business
       (c)    Legal Proceedings......................   Business
       (d)    Market Price of and Dividends on the
              Registrant's Common Equity and Related
              Stockholder Matters....................   Dividend Policy; Description of Capital Stock
       (e)    Financial Statements...................   Consolidated Financial Statements
       (f)    Selected Consolidated Financial Data...   Selected Consolidated Financial and Other
                                                        Data
       (g)    Supplementary Financial Information....   Prospectus Summary; Selected Consolidated
                                                        Financial and Other Data; Management's
                                                        Discussion and Analysis of Financial
                                                        Condition and Results of Operations
       (h)    Management's Discussion and Analysis of
              Financial Condition and Results of
              Operations.............................   Management's Discussion and Analysis of
                                                        Financial Condition and Results of Operations
       (i)    Changes in and Disagreements with
              Accountants on Accounting and Financial
              Disclosure.............................   Not Applicable
       (j)    Directors and Executive Officers.......   Management
       (k)    Executive Compensation.................   Management
       (l)    Security Ownership of Certain
              Beneficial Owners and Management.......   Principal Stockholders; Shares Eligible For
                                                        Future Sale
       (m)    Certain Relationships and Related
              Transactions...........................   Certain Transactions
 12.   Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities..................................   Not Applicable

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with an underwritten offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent international offering (the "International Prospectus") of the Common Stock, par value $.01 per share, of Viatel, Inc. The complete prospectus for the offering in the United States and Canada follows immediately after this Explanatory Note. After the U.S. Prospectus are the alternate pages for the International Prospectus: a front cover page, an "Underwriting" section, a "Certain United States Tax Considerations For Non-United States Holders" section and a back cover page. A copy of the complete U.S. Prospectus and International Prospectus in the exact forms in which they are to be used after effectiveness will be filed with the Securities and Exchange Commission pursuant to Rule 424(b).

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             Subject to Completion

                                 August 7, 1996
PROSPECTUS

                                    SHARES
                                                                            LOGO
VIATEL, INC.

COMMON STOCK
($.01 PAR VALUE)

All of the shares of common stock (the "Common Stock") offered hereby are being
sold by Viatel, Inc. (the "Company" or "Viatel"). Of the             shares of
Common Stock offered,             shares are being offered by the U.S.
Underwriters (as defined herein) in the United States and Canada (the "U.S.
Offering") and             shares are being offered by the International
Underwriters (as defined herein), in a concurrent offering outside the United States and Canada (the "International Offering" and together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters (collectively, the "Underwriters"). The initial public offering price and the aggregate underwriting discount per share will be identical for the Offerings. See "Underwriting." The closing of the U.S. Offering and the International Offering are conditioned upon each other.

Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share will be
between $            and $            . See "Underwriting" for a discussion of
the factors considered in determining the initial public offering price.

Application has been made to have the shares of Common Stock approved for quotation on the Nasdaq National Market under the symbol "VYTL."

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

                                                                                    PROCEEDS
                                               PRICE TO          UNDERWRITING          TO
                                                PUBLIC             DISCOUNT        COMPANY(1)
Per Share................................  $                   $                   $
Total(2).................................  $                   $                   $

- --------------------------------------------------------------------------------
(1) Before deducting offering expenses payable by the Company, estimated at
    $          .
(2) The Company has granted the Underwriters a 30-day option to purchase up to
    an aggregate of           additional shares of Common Stock at the Price to
    Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice.
It is expected that delivery of the shares of Common Stock offered hereby will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New
York, New York, or through the facilities of The Depository Trust Company, on or
about                     , 1996.
- -------------------------------------------------
SALOMON BROTHERS INC
- --------------------------------------------------------------------------------
The date of this Prospectus is                     , 1996.

                            ------------------------

     The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by an independent accounting firm.

                            ------------------------

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and Consolidated Financial Statements, including the Notes thereto, and other financial data appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in
this Prospectus (i) assumes an initial public offering price of $          per
share of Common Stock and no exercise of the Underwriters' over-allotment option and (ii) has been adjusted to give effect to the conversion of all outstanding shares of the Company's non-voting Class A Common Stock, $.01 par value (the "Class A Common Stock") into shares of Common Stock. As used herein, the terms "Company" and "Viatel" refer to Viatel, Inc. and its subsidiaries and predecessor, and the term "Latin America" refers to the United Mexican States, Central America and South America, collectively. All industry data included in this Prospectus, including that of the International Telecommunications Union ("ITU"), has been presented as of 1994, the most recent year for which such data is available. See the "Glossary" appearing elsewhere herein for definitions of certain technical terms used in this Prospectus.

                                  THE COMPANY

     Viatel is a growing provider of international and national long distance telecommunications services principally in Western Europe, Latin America, the United States and the Pacific Rim and offers its services primarily to small and medium-sized businesses, carriers and other resellers. The Company operates a digital, switch-based telecommunications network in Western Europe including a central switching center in London and additional switches in Amsterdam, Barcelona, Brussels, Frankfurt, Madrid, Milan, Paris and Rome connected by leased, digital fiber optic transmission facilities (the "European Network"). In addition, the Company operates a switching center in Omaha, Nebraska which is connected to the central switching center in London by leased, digital fiber optic transmission facilities (together with the European Network, the "Viatel Network"). The Company has achieved rapid growth since its inception in 1991 with telecommunications revenue reaching $32.3 million in 1995 and $10.6 million during the three months ended March 31, 1996.

     The Company derives revenue primarily through the provision of competitively priced long distance services with value-added features that are not typically provided by the respective incumbent telecommunications operator ("ITO") in many of the countries in which the Company operates. The Company's services include virtual private networks, dedicated access for high volume users, calling cards, fax service and the provision of switched minutes to wholesale customers. The value-added features include itemized and multicurrency billing, abbreviated dialing and multiple payment methods. Access to the Company's services is obtained through callback, paid access, international toll-free ("ITF"), national toll-free ("NTF") or direct access through a dedicated line.

     The Company conducts its business on a global basis, with its principal focus on Western Europe. Of the Company's telecommunications revenue for the three months ended March 31, 1996, approximately 42.5% was generated in Western Europe, approximately 29.6% was generated in Latin America, approximately 12.8% was generated in North America, primarily from the Company's wholesale business of selling switched minutes to other carriers, and approximately 11.6% was generated in the Pacific Rim. The remaining 3.5% was generated in Africa and the Middle East.

     The Company's objective is to be a significant provider of international and national long distance telecommunications services within Western Europe and other deregulating markets. The Company believes it is strategically positioned to take advantage of fundamental changes occurring in the telecommunications industry as a result of global deregulation and rapid advances in technology. In particular, the Company believes that its early entry into the Western European market as an alternative network operator has positioned it to take advantage of the anticipated implementation of the European Union's ("EU") directives to eliminate the ITOs' existing monopolies on Voice Telephony (as defined herein), scheduled to occur by 1998 in most EU member states. The Company is currently prohibited from supplying Voice Telephony in most EU member states until 1998. Accordingly, the Company instead provides competitively priced international and national long distance services with value-added features, thus positioning itself to capitalize on anticipated deregulation. Key elements of the Company's business strategy include: (i) focusing on the European market and leveraging the European Network; (ii) capitalizing on the anticipated obsolescence of settlement agreements with ITOs; (iii) maintaining low-cost operations; (iv) focusing on the Company's target market of small and medium-sized businesses; (v) increasing sales of switched minutes to wholesale customers; (vi) continuing the development of the Company's local sales distribution channels; (vii) leveraging the Company's information systems; and
(viii) pursuing acquisitions, investments and strategic alliances.

     The Company believes it is well positioned to achieve its objective as a result of its: (i) switch-based network capabilities; (ii) early entry into the Western European market as an alternative network operator; (iii) focus on international and national long distance telecommunications traffic; (iv) competitively priced services and value-added features; and (v) local sales, marketing and customer service organizations.

     The Company is a Delaware corporation and is the successor to VIA USA, Ltd. (a Colorado corporation) which was merged into the Company on October 11, 1994 to effectuate a reincorporation within the State of Delaware. The Company is an operating company which renders its services directly and indirectly through subsidiaries in each Western European country in which it currently operates. The Company's principal executive offices are located at 800 Third Avenue, New York, New York 10022. Its telephone number is (212) 935-6800.

                                 THE OFFERINGS

Common Stock offered hereby:
     U.S. Offering......................   shares
     International Offering.............   shares
                                           -----------
          Total(1)......................   shares
                                           -----------
                                           -----------
Common Stock outstanding after the
  Offerings(1)(2).......................   shares
Use of proceeds.........................   The net proceeds of the Offerings, estimated to be
                                           approximately $108.0 million (approximately $124.4
                                           million if the Underwriters' over-allotment option
                                           is exercised in full), will be used by the Company
                                           for (i) network upgrade and expansion; (ii)
                                           investments in digital undersea fiber optic cable;
                                           (iii) acquisitions of customer bases and businesses
                                           or for investment in joint ventures or strategic
                                           alliances; and (iv) general corporate and working
                                           capital purposes, including feasibility studies of
                                           the Company's provision of competitive local
                                           exchange carrier ("CLEC") services. See "Risk
                                           Factors -- Broad Discretion Over Use of Proceeds"
                                           and "Use of Proceeds."
Proposed Nasdaq National Market
  symbol................................   VYTL

- ---------------
(1) Does not include up to an aggregate of         shares of Common Stock
    subject to an over-allotment option granted to the Underwriters. See "Underwriting."

(2) Excludes (i) 1,750,000 shares of Common Stock reserved for issuance under the Stock Incentive Plan (as defined herein) of which options to purchase 1,294,078 shares of Common Stock, exercisable at prices ranging from $.50 to $3.90 per share, have been granted and are outstanding on the date hereof and (ii) 8,871 other outstanding options to purchase shares of Common Stock exercisable at $.50 per share. See "Management -- Stock Incentive Plan."

                                  RISK FACTORS

     See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by potential investors.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The following summary Consolidated Statement of Operations Data and Other Financial Data as of and for the years ended December 31, 1995, 1994 and 1993 have been derived from the Consolidated Financial Statements of the Company, and the Notes related thereto, included elsewhere in this Prospectus, which were audited by KPMG Peat Marwick LLP, independent Certified Public Accountants. The summary Consolidated Statement of Operations Data, Other Financial Data and Balance Sheet Data as of and for the three-months ended March 31, 1996 and the Statement of Operations Data and Other Financial Data as of and for the three months ended March 31, 1995 have been derived from the unaudited Consolidated Financial Statements of the Company, and the Notes related thereto, included elsewhere in this Prospectus, which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements, including the Notes thereto, and the other financial data included elsewhere in this Prospectus.

                                                   THREE MONTHS
                                                 ENDED MARCH 31,                 YEAR ENDED DECEMBER 31,
                                              ----------------------      --------------------------------------
                                                1996          1995          1995           1994           1993
                                              --------      --------      ---------      ---------      --------
                                                   (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT OTHER OPERATING DATA)(1)
STATEMENT OF OPERATIONS DATA:
  Telecommunications revenue...............   $ 10,590      $  6,929      $  32,313      $  26,268      $ 21,393
  Operating expenses:
    Cost of telecommunications services....      8,999         5,900         27,648         22,953        18,159
    Selling expenses.......................      2,401         1,537          7,468          4,459         2,389
    General and administrative expense.....      5,129         2,903         16,860          9,859         6,069
    Depreciation and amortization..........      1,088           499          2,637            789           111
    Equipment impairment loss..............         --            --            560             --            --
                                               -------       -------        -------        -------       -------
      Total operating expenses.............     17,617        10,839         55,173         38,060        26,728
                                               -------       -------        -------        -------       -------
  Operating loss...........................   $ (7,027)     $ (3,909)     $ (22,860)     $ (11,792)     $ (5,335)
  Interest income (expense), net...........     (2,099)       (1,053)        (5,574)          (558)           21
  Share in loss of affiliate...............         (1)          (12)           (42)          (145)         (142)
                                               -------       -------        -------        -------       -------
  Net loss.................................   $ (9,127)     $ (4,974)     $ (28,476)     $ (12,495)     $ (5,456)
                                               =======       =======        =======        =======       =======
OTHER FINANCIAL DATA:
  EBITDA(2)................................   $ (5,939)     $ (3,410)     $ (20,223)     $ (11,003)     $ (5,224)
  Capital expenditures, including
    acquisitions of businesses.............   $  3,227      $  3,134      $  11,378      $   4,843      $  2,643
OTHER OPERATING DATA(3):
  Billable minutes (000's)(4)..............     10,866         4,603         25,932         14,981        10,899
  Average revenue per billable minute(5)...   $   0.95      $   1.50      $    1.23      $    1.70      $   1.87
  Average cost per billable minute(6)......   $   0.78      $   1.28      $    1.04      $    1.53      $   1.67
  Switches(7)(8)...........................         11             2             10              2             2
  Customers(7).............................     11,363         6,922          9,218          6,469         5,486

                                                                                  MARCH 31, 1996
                                                                         --------------------------------
                                                                          ACTUAL         AS ADJUSTED(9)
                                                                         ---------     ------------------
BALANCE SHEET DATA:
  Working capital.....................................................   $  18,146
  Property and equipment, net.........................................      17,590
  Total assets........................................................      57,483
  Long-term debt......................................................      69,791
  Stockholders' (deficit) equity......................................     (26,638)

- ---------------
(1) Amounts presented may not total due to rounding.

(2) As used herein "EBITDA" consists of earnings before interest (net), income taxes, depreciation and amortization and share in loss of affiliate. EBITDA is a measure commonly used in the telecommunications industry to analyze companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity.

(3) Information derived from operating records prepared by the Company.

(4) Billable minutes are those minutes during which a call is connected at any Company switch and for which the Company bills a customer.

(5) Represents the gross call usage revenue per billable minute. Amounts exclude other revenue and revenue related items such as hardware sales, software licensing, credits, discounts and other non-usage charges.

(6) Represents the cost associated with the Company's provision of telecommunications services per billable minute. Amounts exclude nontransmission costs such as hardware and software purchased for resale.

(7) Information presented as of the end of the period indicated.

(8) For the three months ended March 31, 1996 and the year ended December 31, 1995, includes two switches at the Omaha, Nebraska switching center and one switch at each of the Company's other switching sites.

(9) Adjusted to give effect to the Offerings and the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the anticipated development and expansion of the Company's businesses, the markets in which the Company's services are offered, anticipated capital expenditures and regulatory reform, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth in "Risk Factors" and "Business."

                                  RISK FACTORS

     In addition to the other information and financial data set forth elsewhere in this Prospectus, potential investors should consider the following risk factors in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

LIMITED OPERATING HISTORY; SUBSTANTIAL NET LOSSES AND NEGATIVE CASH FLOW FROM OPERATIONS

     The Company commenced operations in 1991 and has only a limited operating history upon which potential investors may base an evaluation of its performance. To date, the Company has incurred substantial net losses and negative EBITDA. Net loss for each of 1995, 1994 and 1993 and the three months ended March 31, 1996 was approximately $(28.5) million, $(12.5) million, $(5.5) million and $(9.1) million, respectively. EBITDA for each of 1995, 1994 and 1993 and for the three months ended March 31, 1996 was approximately $(20.2) million, $(11.0) million, $(5.2) million and $(5.9) million, respectively. At March 31, 1996, the Company had incurred $56.7 million of aggregate losses from operating activities. In each of the last three years, the Company has experienced significant increases in expenses associated with the development and expansion of the Viatel Network. The Company expects to incur substantial net losses, negative EBITDA and negative cash flows from operating activities until at least the year 2001. There can be no assurance, however, that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future. If the Company cannot achieve profitability or positive cash flows from operating activities, it may be unable to meet its working capital or future debt service requirements which would have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Substantial Capital Requirements," "-- Variability of Operating Results," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the Notes thereto.

SUBSTANTIAL GOVERNMENT REGULATION

     The Company's provision of international and national long distance telecommunications services is heavily regulated. Many of the countries in which the Company provides, or intends to provide, services prohibit or limit the services which the Company can provide and the transmission methods by which it can provide such services. For example, in the United States, the Company's authority to engage in the resale of international private line communications services is pursuant to the authorization (the "Section 214 Private Line Authorization") granted to YYC Inc., a wholly owned subsidiary of the Company, under Section 214 of the Communications Act of 1934, as amended (the "Communications Act"). Certain rules of the Federal Communications Commission ("FCC") prohibit the Company from (i) transmitting calls routed over the Company's leased line between the United States and the United Kingdom onward over the European Network (other than to countries which the FCC deems to be "equivalent," currently the United Kingdom, Canada and Sweden) or (ii) transmitting calls from European countries (other than those deemed to be equivalent) over the European Network and then onward over its leased line between the United States and the United Kingdom. If a violation of FCC rules concerning resale of international private line service were found to exist and to be sufficiently severe, the FCC could impose sanctions and penalties including revocation of the Section 214 Private Line Authorization. FCC restrictions thus materially limit the optimal and most profitable use of the Company's leased line between the United States and the United Kingdom.

     In addition, the Company provides its customers located outside the EU, and, to a lesser degree within the EU, with access to its services through the use of callback. A substantial number of countries have prohibited certain forms of callback as a mechanism to access the Company's services. This has caused the Company to cease providing services in some jurisdictions, including Kuwait, Costa Rica and Jordan, and may require it to do so in other countries in the future. There can be no assurance that certain of the Company's services and transmission methods will not continue to be or will not become prohibited in certain jurisdictions, and, depending on the jurisdictions, services and transmission methods affected, there could be a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Government Regulation."

     Local laws and regulations differ significantly among the jurisdictions in which the Company operates, and, within such jurisdictions, the interpretation and enforcement of such laws and regulations can be unpredictable. For example, EU member states have inconsistently and, in some instances, unclearly implemented the 1990 EU directive (the "Services Directive") under which the Company provides voice services for closed user groups ("CUGs") in Western Europe. As a result, some EU member states may limit, constrain or otherwise adversely affect the Company's ability to provide certain services. There can be no assurance that certain EU member states will implement, or will implement consistently, the Services Directive or the Full Competition Directive adopted by the EU in March 1996 (the "Full Competition Directive"), and either the failure to implement or inconsistent implementation of such directives could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has pursued and expects to continue to pursue a strategy of providing its services to the maximum extent it believes permissible under applicable laws and regulations. For example, the Company provides its ViaGLOBE service to individuals for calling within the EU and such service may constitute prohibited Voice Telephony. A further example of the Company's aggressive interpretation of indefinite or unfavorable laws is its provision of services utilizing the callback access method in Colombia, where the Colombian Ministry of Communications has stated that callback access is not permitted and has so notified the FCC, and in other Latin American countries, where services utilizing such access method may not currently be permitted.

     The Company's aggressive strategy may result in the Company's (i) providing services or using transmission methods that violate local laws or regulations or
(ii) failing to obtain formal approvals required under such laws or regulations. Where the Company is found to be in violation of local laws and regulations, it usually seeks to modify its operations so as to comply with such laws and regulations. There can be no assurance, however, that the Company will not be subject to fines, penalties or other sanctions as a result of past violations even though such violations were corrected. In addition, if the Company believes that it has a legal basis for doing so, it may persist in providing such services, using such transmission methods, or otherwise continuing such actions. If the Company's interpretation of applicable laws and regulations proves incorrect, it could lose, or be unable to obtain, regulatory approvals, including the Section 214 Private Line Authorization or the Section 214 Switched Authorization (as defined herein), necessary to provide certain of its services or to use certain of its transmission methods. The Company also could have substantial monetary fines and penalties imposed against it. In addition, the
Section 214 Private Line Authorization requires that services be provided "in a manner consistent with the laws and regulations of the countries in which [the Company] operates." There can be no assurance that the Company has accurately interpreted or will accurately interpret applicable laws and regulations in particular jurisdictions.

     The Company may be incorrect in its assumption that (i) EU member states will abolish on a timely basis the respective ITO's monopoly to provide Voice Telephony within and between such member states, as required by the Services Directive and the Full Competition Directive, (ii) deregulation will continue to occur or (iii) it will be allowed to continue to provide and to expand its services. The Company's provision of services in Europe may also be affected if any EU member state imposes greater restrictions on non-EU international service than on such service within the EU. There can be no assurance that the United States or foreign jurisdictions will not adopt laws or regulatory requirements that will adversely affect the Company. Additionally, there can be no assurance that future United States or foreign regulatory, judicial or legislative changes will not have a material adverse effect on the Company or that regulators or third parties will not raise material issues with regard to the Company's compliance with applicable laws or regulations. If the Company is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated transmission methods due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, such events could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Government Regulation."

POTENTIAL DIFFICULTIES ASSOCIATED WITH IMPLEMENTING EUROPEAN EXPANSION STRATEGY

     The Company believes that an increasing percentage of its future revenue will be derived from its Western European business operations. Execution of the Company's European expansion strategy, however, is subject to a variety of risks, including operating and technical problems, regulatory uncertainties, possible delays in the full implementation of the Services Directive and competition. The successful implementation of its European expansion strategy will require that the Company, among other things, continue to develop its European Network, back-office capacity and direct sales organizations. There can be no assurance that the Company will successfully implement its European expansion strategy or that the Company's Western European operations will contribute an increasing percentage of revenue in the future.

     Expansion and development of the European Network are necessary to enable the Company to meet customer requirements and to increase the number of customers served, thereby increasing traffic volume which is fundamental to the achievement of economies of scale and to the Company's overall financial success. There can be no assurance, however, that the Company will be able to expand and develop the European Network successfully. The European Network enables the Company to operate in the Western European market on a competitive basis. The primary economic benefits of the European Network, however, are limited to those calls that either originate or terminate in a city where the Company has a switch or point of presence ("POP"). The Company currently incurs significant fixed costs associated with the operation of the European Network, consisting principally of leased line rental charges and local connectivity and facility/network management costs. Although the current traffic volume through the European portion of the Company's network is too low to achieve desired economies of scale, transmission costs are expected to decline as a percentage of revenue as call traffic through the European Network increases. There can be no assurance, however, that the European Network will ever achieve the economies of scale which the Company believes are critical to its overall financial success.

     To originate and terminate calls on the European Network, the Company requires "local connectivity," which is access and egress into and from the public switched telephone network ("PSTN"). Although the Company has been successful to date in obtaining local connectivity, there can be no assurance that the Company will be able to maintain local connectivity or that local connectivity will always be obtained. Currently, the Company obtains its local connectivity from the local ITOs which are, and are expected to continue to be, the Company's competitors in the future.

     In addition, under a prior configuration, the Company experienced problems affecting the quality of the voice and voice band data transmission of some calls transmitted over the European Network. These problems resulted from time to time in poor quality voice transmission over the European Network and, in some instances, resulted in interruptions in service. There can be no assurance that the European

Network will not experience quality problems or service interruptions in the future. To provide redundancy in the event of technical difficulties with the European Network, the Company relies upon the PSTN. To the extent that calls are transmitted over the PSTN rather than over the European Network, these calls will be more costly to the Company and may result in losses on such calls.

     Any failure to expand and develop the European Network successfully would have a material adverse effect on the Company's ability to implement its European expansion strategy, which is a key component of its overall business strategy. Failure to implement successfully the Company's European expansion strategy, or future problems with local connectivity, quality of service or service interruptions would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Substantial Government Regulation," "-- Competition," "-- Risks Associated with International Operations," "Business -- Business Strategy," "Business -- The Viatel Network -- The European Network" and "Business -- Competition."

SUBSTANTIAL CAPITAL REQUIREMENTS

     The development of the Company's business has, in the past, required substantial capital expenditures. In the future, the Company will require substantial capital expenditures significantly in excess of historical levels to expand and upgrade the Viatel Network generally, and the European Network specifically, as well as to develop and expand new and existing services. During the years ended December 31, 1995, 1994 and 1993 and the three months ended March 31, 1996, the Company had capital expenditures, including acquisitions of businesses, of approximately $11.4 million, $4.8 million, $2.6 million and $3.2 million, respectively.

     The Company expects to use the net proceeds of the Offerings to meet its capital expenditure requirements and estimates that it will use approximately
(i) $32.2 million of the net proceeds of the Offerings for network upgrade and expansion, (ii) $9.0 million for investment in digital undersea fiber optic cable, (iii) $20.0 million for acquisitions of customer bases and businesses or for investment in joint ventures or strategic alliances, and (iv) $46.8 million for general corporate and working capital purposes, including up to approximately $1.0 million for feasibility studies of the Company's provision of CLEC services. See "-- Broad Discretion Over Use of Proceeds" and "Use of Proceeds." Although the Company believes that the proceeds of the Offerings will be sufficient to fund its current plans, actual capital expenditures may vary significantly from the Company's estimates depending on a number of factors, including the pace and extent of network upgrade and expansion, the magnitude of potential acquisitions, investments or strategic alliances, levels of incremental sales and regulatory actions, which, individually or collectively, could cause material changes in the Company's capital expenditure requirements.

     The Company will need additional capital to (i) finance its anticipated growth, (ii) fund working capital needs and future debt service obligations,
(iii) take advantage of unanticipated opportunities, including more rapid international expansion, acquisitions of customer bases or businesses or investments in, or strategic alliances with, companies that are complementary to the Company's current operations, (iv) develop or expand into new services, such as CLEC, or (v) otherwise respond to unanticipated competitive pressures. The Company currently expects to obtain any such additional capital through debt offerings and internally generated cash flow. There can be no assurance, however, that the Company will be successful in producing sufficient internally generated cash flow or raising sufficient capital on terms acceptable to the Company, if at all. Moreover, the amount of, and the terms and conditions of the instruments relating to, the Company's current outstanding indebtedness may adversely affect the Company's ability to raise additional capital. Failure to internally generate or raise sufficient funds may require the Company to delay, abandon or reduce the scope of any potential future expansion, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH AND IMPLEMENTATION OF GROWTH STRATEGY

     The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's administrative, operational and financial resources and has increased demands on its systems and controls. There can be no assurance, however, that the Company will be able to successfully add services or expand its geographic markets or that existing regulatory barriers to its current or future operations will be reduced or eliminated. For example, the introduction of one of the Company's services, ViaCALL Plus, was delayed due to greater than expected software development efforts required to accommodate the many national variants of Integrated Services Digital Network ("ISDN"), a prerequisite for the ViaCALL Plus service, and delays in obtaining regulatory approval of the Company's switching equipment. As the Company increases its services and expands its geographic markets, there will be additional demands on the Company's customer support, sales and marketing and administrative resources and network infrastructure. There can be no assurance that the Company's administrative, operating and financial control systems and infrastructure will be adequate to maintain and effectively monitor future growth or that the Company will be able to successfully attract, train and manage additional employees. The failure to continue to upgrade the Company's administrative, operating and financial control systems and infrastructure or the occurrence of unexpected expansion difficulties could have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Potential Difficulties Associated With Implementing European Expansion Strategy" and "-- Dependence on Effective Information Systems."

COMPETITION

     The international telecommunications industry is highly competitive. The Company's success depends upon its ability to compete with a variety of other telecommunications providers in each of its markets, including the respective ITO in each country in which the Company operates and global alliances among some of the world's largest telecommunications carriers. Other potential competitors include cable television companies, wireless telephone companies, electric and other utilities with rights of way, railways, microwave carriers and large end users which have private networks. The intensity of such competition has recently increased and the Company believes that such competition will continue to intensify as the number of new entrants increases. Many of the Company's current or potential competitors have substantially greater financial, marketing and other resources than the Company. If the Company's competitors devote significant additional resources to the provision of international or national long distance telecommunications services to the Company's target customer base of small and medium-sized businesses, such action could have a material adverse effect on the Company's business, financial condition and results of operations, and there can be no assurance that the Company will be able to compete successfully against such new or existing competitors.

     Competition for customers in the telecommunications industry is primarily based on price and, to a lesser extent, on the type and quality of services offered. The Company prices its services primarily by offering discounts to the prices charged by its competitors. The Company has no control over the prices set by its competitors, and some of the Company's competitors may be able to use their financial resources to cause severe price competition in the countries in which the Company operates. Although the Company does not believe that there is an economic incentive for its competitors to pursue such a pricing strategy or that its competitors are likely to engage in such a course of action, there can be no assurance that severe price competition will not occur. Any such price competition would have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, intensified competition in certain of the Company's markets will cause the Company to continue to reduce its prices. For example, the Company recently reduced certain rates which it charges to end users in response to pricing reductions enacted by certain ITOs. Such price reductions may reduce the Company's revenue and margins. The Company has experienced, and expects to continue to experience, declining revenue per billable minute in all of its markets in part as a result of increasing worldwide competition within the telecommunications industry.

     The Company believes that the ITOs generally have certain competitive advantages due to their control over local connectivity and apparent close ties with national regulatory authorities. The Company also believes that, in certain instances, some regulators have shown a reluctance to adopt policies and grant regulatory approvals that would result in increased competition for the local ITO. Moreover, the Company believes that it has encountered anti-competitive behavior on the part of certain ITOs. If the Company encounters anti-competitive behavior in countries in which it operates or if the ITO in any country in which the Company operates uses its competitive advantages to the fullest extent, the Company's business, financial condition and results of operations could be materially adversely affected.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     There are certain risks inherent in doing business on an international level, including regulatory limitations restricting or prohibiting the provision of the Company's services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws. For example, regulatory limitations restricting or prohibiting the Company's operations in Latin America, including regulations in certain countries prohibiting the provision of services through the automatic callback access method utilized by the Company, have contributed to the Company's decision to discontinue or modify certain of its services in such countries. Existing or future regulations in other countries could also have similar consequences.

     Since its inception in 1991, the Company has invested heavily in developing its ability to provide international telecommunications services within Western Europe and other deregulating markets and in developing and expanding its market presence including, more recently, entering into the national long distance telecommunications markets in certain EU member states. If the Company's operations in Western Europe expand as expected, an increasing portion of the Company's revenue and expenses will be denominated in currencies other than U.S. dollars, and changes in exchange rates will likely affect the Company's results of operations. Furthermore, international rates charged to customers are likely to decrease in the future for a variety of reasons, including increased competition between existing carriers, new entrants into geographic markets in which the Company operates or intends to operate and additional strategic alliances or joint ventures among large international carriers that facilitate targeted pricing and cost reductions. Depending on the countries involved, any or all of the foregoing factors could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that laws or administrative practices relating to taxation, foreign exchange or other matters in countries within which the Company operates will not change. Any such change could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Substantial Government Regulation," "-- Competition," "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Foreign Currency," and "Business -- Government Regulation."

RISKS ASSOCIATED WITH ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

     The Company may, in the future, acquire or engage in efforts to acquire customer bases and businesses from, make investments in, or enter into strategic alliances with, companies which have customer bases, switching capabilities or existing networks in the Company's current markets or in areas into which the Company intends to expand the Viatel Network, generally, and the European Network, specifically. Although the Company is currently evaluating several potential investment opportunities, it does not have any present understanding, commitment or agreement with respect to any acquisition, investment, strategic alliance or related effort (other than a joint venture with Global Telecommunication Solutions, Inc. with respect to the Company's marketing of its proposed ViaCARD services). Any future acquisitions, investments, strategic alliances or related efforts will be accompanied by the risks commonly encountered in such transactions or efforts. Such risks include, among others, the difficulty of identifying appropriate acquisition candidates, the difficulty of assimilating the operations and personnel of the respective entities, the potential disruption of the Company's ongoing business, the inability of management to capitalize on the opportunities presented by acquisitions, investments, strategic alliances or related efforts, the failure to successfully incorporate licensed or acquired technology and rights into the Company's services, the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management. Additionally, in connection with an acquisition, the Company may experience rates of customer attrition which are significantly higher than the rate of customer attrition which it generally experiences. Further, to the extent that any such transaction involves customer bases or businesses located outside the United States, the transaction would involve the risks associated with international operations. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered with such acquisitions, investments, strategic alliances or related efforts. See "-- Potential Difficulties Associated With Implementing European Expansion Strategy,"
"-- Risks Associated with International Operations" and "Business -- Business Strategy -- Pursue Acquisitions, Investments and Strategic Alliances."

RAPID CHANGES IN TECHNOLOGY AND CUSTOMER REQUIREMENTS

     The telecommunications industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. As new technologies develop, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement such new technologies at substantial cost. In addition, competitors may implement new technologies before the Company is able to implement such technologies, allowing such competitors to provide enhanced services and superior quality compared with that which the Company is able to provide. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or, which it may implement in the future, may not be preferred by its customers or may become obsolete. If the Company is unable to respond to competitive pressures, implement new technologies on a timely basis, penetrate new markets in a timely manner in response to changing market conditions or customer requirements, or if new or enhanced services offered by the Company do not achieve a significant degree of market acceptance, any such event could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

     To efficiently produce customer bills in a timely manner, the Company must record and process millions of call detail records quickly and accurately. While the Company believes that its billing and information systems are currently sufficient for its operations, such systems will require enhancements and ongoing investments. There can be no assurance that the Company will not encounter difficulties in enhancing its systems or integrating new technology into its systems. The inability of the Company to implement any required system enhancement, to acquire new systems or to integrate new technology in a timely and cost effective manner could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Business Strategy -- Leverage Information Systems" and
"Business -- Information Systems."

VARIABILITY OF OPERATING RESULTS

     The Company's quarterly operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, including: (i) pricing changes; (ii) changes in the mix of services sold or channels through which those services are sold; (iii) changes in user demand, customer terminations of service, capital expenditures and other costs relating to the expansion of the Viatel Network; (iv) the timing and costs of any acquisitions of customer bases and businesses, services or technologies; (v) the timing and costs of marketing and advertising efforts; (vi) the effects of government regulation and regulatory changes; and (vii) specific economic conditions in the telecommunications industry. Such variability could have a material adverse effect on the Company's business, financial condition and results of operations. Any significant shortfall in demand for the Company's services in relation to the Company's expectations, or the occurrence of any other factor which causes revenue to fall significantly short of the Company's expectations, would also have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the uncertainty of revenue growth coupled with substantial planned increases in operating expenses and the continued evolution in the Company's transmission methodology from switchless resale to use of the Viatel Network may result in substantial quarterly fluctuations in the Company's operating results which could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Limited Operating History; Substantial Net Losses and Negative Cash Flow from Operations," "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON THIRD PARTIES FOR LEASED CAPACITY

     The Company does not currently own any telecommunications transmission lines. As a result, the Company depends upon facilities-based carriers, some of which are or may become competitors of the Company, to provide its services. The Company currently leases transmission lines from, among others, British Telecommunications, Plc, Cable & Wireless International, Inc., Mercury Communications Ltd. and the respective ITO in each country in which the Company conducts its Western European operations. The Company's profitability depends, in part, on its ability to obtain and utilize leased capacity on a cost-effective basis. The Company leases capacity pursuant to agreements with twelve-month terms and is vulnerable to changes in its lease arrangements, such as price increases and service cancellations. Although the Company believes that it has and will continue to enjoy favorable arrangements with the facilities-based carriers from which it leases transmission lines, there can be no assurance that such arrangements will continue or that leased capacity will continue to be available at cost-effective rates. See "Business -- The Viatel Network" and "Business -- Carrier Contracts."

CONTROL BY PRINCIPAL STOCKHOLDERS

     Upon completion of the Offerings, Martin Varsavsky, the Company's President and Chief Executive Officer, COMSAT Investments, Inc. ("COMSAT"), S-C V-Tel Investments, L.P. ("S-C V-Tel") and Juan Manuel Aisemberg, a person related by
marriage to Mr. Varsavsky, will control, in the aggregate, approximately   % of
the then outstanding shares of Common Stock on a fully diluted basis
(approximately   % if the Underwriters' over-allotment option is exercised in
full) and Mr. Varsavsky will individually beneficially own approximately   % of
the then outstanding shares of Common Stock on a fully diluted basis
(approximately   % if the Underwriters' over-allotment option is exercised in full). These stockholders, acting pursuant to a shareholders' agreement and a voting agreement, effectively will have the ability to control the election of all members of the Company's Board of Directors, the outcome of most matters submitted to a vote of the holders of Common Stock and generally will be able to direct the affairs of the Company. Such concentration of ownership may have the effect of delaying, deterring or preventing a change in control of the Company. See "Management -- Compensation Committee Interlocks and Insider Participation
- -- Shareholders Agreements," "Management -- Compensation Committee Interlocks and Insider Participation -- Voting Agreement" and "Principal Stockholders."

DEPENDENCE ON KEY PERSONNEL

     The success of the Company's business will depend, to a significant extent, upon the abilities and continued efforts of its senior management, and particularly upon the abilities and efforts of Mr. Varsavsky and Michael J. Mahoney, the Company's Executive Vice President, Operations and Technology. The Company does not have employment or similar agreements with any executive officer other than Messrs. Varsavsky and Mahoney. The term of Mr. Varsavsky's employment agreement extends until the earlier of (i) April 4, 1997, (ii) the date on which neither COMSAT nor S-C V-Tel beneficially owns at least 10.0% (subject to certain adjustments) of the issued and outstanding shares of Common Stock on a fully diluted basis and (iii) the agreement's termination in accordance with its terms. Mr. Mahoney's employment is guaranteed through September 30, 1996. Except for a $3.0 million "key man" life insurance policy which the Company maintains on the life of Mr. Varsavsky, the Company does not maintain nor is it currently contemplating obtaining "key man" life insurance policies on any of its employees. The Company's success also will depend on its ability to attract, retain and motivate qualified management, marketing, technical and sales executives and other personnel who are in high demand and are often subject to competing employment opportunities. The loss of the services of key management personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be successful in attracting, retaining and motivating such executives and personnel. See "Management -- Directors and Executive Officers" and "Management -- Employment, Expatriate and Severance Agreements." Currently, no member of management, except for Messrs. Varsavsky and Mahoney, own shares of Common Stock. However, certain members of management have been granted options to acquire shares of Common Stock, which options are subject to vesting criteria. See "Management -- Stock Incentive Plan" and "Principal Stockholders."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for the Common Stock and, although the Company intends to have the Common Stock quoted on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be maintained following the Offerings. The initial public offering price of the Common Stock will be determined by negotiation between the Company and the representatives of the Underwriters (as defined herein) and may bear no relationship to the price at which the Common Stock will trade after completion of the Offerings. For factors to be considered in determining the initial public offering price see "Underwriting." After completion of the Offerings, the market price of the Common Stock will be subject to fluctuations in response to various factors and events, including the liquidity of the market for the Common Stock, variations in the Company's quarterly operating results, regulatory or other changes, both domestic and international, affecting the telecommunications industry generally or the Company specifically, announcements of business developments by the Company or its competitors, changes in operating results and changes in general market conditions. See "-- Limited Operating History; Substantial Net Losses and Negative Cash Flow from Operations" and
"-- Variability of Operating Results."

BROAD DISCRETION OVER USE OF PROCEEDS

     Approximately $46.8 million, or 43.3%, of the estimated net proceeds of the Offerings has been allocated for general corporate and working capital purposes, including up to approximately $1.0 million for feasibility studies of the Company's provision of CLEC services. Due to the number and variability of factors that will be analyzed before the Company determines how to use such net proceeds, the Company will have broad discretion in allocating a significant portion of the net proceeds from the Offerings without any action or approval of the Company's stockholders. Accordingly, investors will not have the opportunity to evaluate the economic, financial and other relevant information which will be considered by the Company in determining the application of such net proceeds. See "Use of Proceeds."

NET OPERATING LOSS CARRYFORWARDS

     As of March 31, 1996, the Company had United States federal income tax net operating loss ("NOL") carryforwards of $43.8 million. Such NOL carryforwards begin to expire in the year 2007.

     As a result of an "ownership change," as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), triggered by the Company's $75 million unit offering in December 1994 (the "Unit Offering"), approximately $18 million of the Company's NOL carryforwards from periods before the Unit Offering are subject to annual limitations. Section 382 of the Code imposes limitations with respect to the carryforward of NOLs by a corporation that experiences a more-than-50-percent ownership change over a three-year testing period (or over a shorter period if there has been a prior ownership change within the immediately preceding three-year period). In general, if such an ownership change occurs, Section 382 of the Code limits the amount of the NOLs carried over from pre-ownership change years that can be used in any post-change year to an amount equal to the product obtained by multiplying (1) the value of the corporation's capital stock (with certain adjustments) at the time of the change and (2) an interest rate determined by the Internal Revenue Service for the month of the change.

     The Company does not believe that the Offerings will result in a more-than-50-percent ownership change. If, however, after the completion of the Offerings, additional direct or indirect changes in the ownership of the Company's capital stock occurs within the relevent testing period, such changes could, when considered together with the Offerings, result in a more-than-50-percent ownership change and substantially restrict the Company's subsequent use of its then unutilized NOL carryforwards.

     The Company will be required to pay federal income tax in any year in which its taxable income exceeds the amount of each of the NOL carryforwards limited by Section 382 of the Code plus the aggregate NOL carryforwards from years after the ownership change. To the extent the Company does not use the full amount of its limited NOL carryforward in any year, such unused portion can be used to increase the NOL carryforwards limitation for subsequent years prior to the expiration of the NOL carryforwards subject to the limitation.

IMMEDIATE AND SUBSTANTIAL DILUTION

     At an assumed initial public offering price of $          per share of
Common Stock, and after giving effect to the conversion of all outstanding shares of Class A Common Stock into shares of Common Stock, purchasers of Common Stock in the Offerings will experience immediate and substantial dilution of
$          per share in net tangible book value per share of outstanding Common
Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of Common Stock by existing stockholders under Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act"), through the exercise of outstanding registration rights or otherwise, could have an adverse effect on the market price of the Common Stock and the ability of the Company to raise capital in the future. The shares of Common Stock sold in the Offerings will be eligible for immediate resale, except to the extent acquired by affiliates of the Company. Additionally, 1,386,878 shares of Common Stock which are "restricted securities," as that term is defined in Rule 144, owned by persons who are not affiliates of the Company are currently eligible for sale under Rule 144. Upon the expiration or waiver of certain lock-up agreements with
the Underwriters, approximately            additional shares of Common Stock
will be eligible for sale in the public market pursuant to Rule 144. Pursuant to lock-up agreements with the Underwriters, each of Messrs. Varsavsky and Aisemberg, COMSAT and S-C V-Tel, as well as certain other directors and officers of the Company, has agreed not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any shares of Common Stock, including any such shares beneficially or indirectly owned or controlled, or any securities convertible into, or exchangeable or exercisable
for, shares of Common Stock for   days from the date of this Prospectus, without
the prior written consent of Salomon Brothers Inc. The remaining shares outstanding upon completion of the Offerings will be eligible for sale pursuant to Rule 144 upon the expiration of the current two-year holding period. Certain existing stockholders have certain rights to require the Company to register a total of 10,321,824 shares of Common Stock after expiration of the lock-up agreements. See "Description of Capital Stock -- Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

     The Securities and Exchange Commission (the "Commission") has proposed amendments to Rule 144 which would reduce the holding period required for shares subject to Rule 144 to become eligible for resale on the public market. This proposal, if adopted, would increase the number of shares of Common Stock eligible for immediate resale following the expiration of lock-up agreements.

ANTI-TAKEOVER CONSIDERATIONS

     Prior to completion of the Offerings, the Company's Certificate of Incorporation, as amended, and Bylaws will be amended to include certain provisions which are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors, even though such a transaction may offer the holders of Common Stock the opportunity to sell such shares of Common Stock at a price above the prevailing market price. Such provisions may also render the removal of directors and management more difficult. Specifically, the Company's Certificate of Incorporation, as amended, and Bylaws, as the case may be, will be amended to provide for a classified Board of Directors serving staggered three-year terms, certain restrictions on the ability of stockholders to call a special meeting of stockholders and certain advance notice requirements for stockholder nominations of candidates for election to the Company's Board of Directors and certain other stockholder proposals. Such provisions could limit the price that certain persons might be willing to pay in the future for shares of Common Stock. In addition, prior to completion of the Offerings, the Company's Certificate of Incorporation, as amended, will be amended and restated to authorize the Board of Directors of the Company to issue from time to time, without any further action of stockholders, up to 1.0 million shares of Preferred Stock (as defined herein), on such terms and with such rights, designations, preferences, qualifications, limitations and restrictions as the Board of Directors may determine. Issuance of such Preferred Stock, depending upon the rights, designations, preferences, qualifications, limitations and restrictions thereof, may have the effect of delaying, deterring or preventing a change in control of the Company or may otherwise adversely affect the interests of holders of Common Stock. The issuance of Preferred Stock, for example, could decrease the amount of earnings or assets available for distribution to holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. Further, certain provisions of the Delaware General Corporation Law (the "DGCL") prevent certain stockholders from engaging in business combinations with the Company, subject to certain exceptions. See "Description of Capital
Stock -- Preferred Stock," "Description of Capital Stock -- Certain Provisions of the Company's Certificate of Incorporation, Bylaws and Indenture" and "Description of Capital Stock -- Delaware Anti-Takeover Law."

     The Indenture dated as of December 15, 1994 (the "Indenture") between the Company and United States Trust Company of New York, as Trustee, relating to the Company's 15.0% Senior Discount Notes due 2005 (the "Notes"), provides that upon the occurrence of a "Change of Control" (as defined herein) the Company will be required to make an offer (a "Change of Control Offer") to purchase all of the Notes issued and then outstanding under the Indenture at a purchase price equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase. The Notes currently outstanding have an aggregate principal amount of $120.7 million. There can be no assurance that, in the event of a Change of Control, the Company will have, or will have access to, sufficient funds to repurchase the Notes. See "Description of Capital
Stock -- Certain Provisions of the Company's Certificate of Incorporation, Bylaws and Indenture." In addition, Mr. Mahoney's expatriate agreement contains provisions which require the Company to make certain payments to Mr. Mahoney in the event he is terminated in connection with a "change of control" (as defined herein). See "Management -- Employment, Expatriate and Severance Agreements." Further, the Stock Incentive Plan provides that outstanding options, restricted stock or Stock Appreciation Rights ("SARs") vest in their entirety and become exercisable or, with respect to restricted stock, are released from restrictions on transfer and repurchase rights in the event of a "Corporate Transaction" (as herein defined). See "Management -- Stock Incentive Plan." The Indenture, expatriate agreement and Stock Incentive Plan provisions may have the effect of delaying, deterring or preventing a change of control of the Company, may discourage bids for outstanding shares of Common Stock and may adversely affect the market price of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds of the Offerings are estimated to be approximately $108.0 million (approximately $124.4 million if the Underwriters' over-allotment option is exercised in full) after deducting estimated expenses of the Offerings payable by the Company. The Company estimates that it will use approximately (i) $32.2 million of the net proceeds of the Offerings for network upgrade and expansion, including the purchase and installation of POPs or switches to expand the European Network from nine to up to 48 Western European cities, the installation of a POP in Miami and a switch in Los Angeles and for the upgrade of the Company's switch in London and its New York City POP to a switch, (ii) $9.0 million for investments in digital undersea fiber optic cable, (iii) $20.0 million for acquisitions of customer bases and businesses or for investment in joint ventures or strategic alliances, and (iv) $46.8 million for general corporate and working capital purposes, including up to approximately $1.0 million for feasibility studies of the Company's provision of CLEC services. See "Risk Factors -- Substantial Capital Requirements."

     There can be no assurance that the Company's actual application of the proceeds will not vary substantially from the Company's current plans. See "Risk Factors -- Broad Discretion Over Use of Proceeds." Moreover, the Company will need additional capital to (i) finance its anticipated growth, (ii) fund working capital needs and future debt service obligations, (iii) take advantage of unanticipated opportunities, including more rapid international expansion, acquisitions of customer bases or businesses or investments in, or strategic alliances with, companies that are complementary to the Company's current operations, (iv) develop or expand into new services, such as CLEC, or (v) otherwise respond to unanticipated competitive pressures. See "Risk
Factors -- Substantial Capital Requirements," "Risk Factors -- Risks Associated With Management of Growth and Implementation of Growth Strategy," "Risk
Factors -- Risks Associated with International Operations," "Risk
Factors -- Risks Associated with Acquisitions, Investments and Strategic Alliances" and "Business -- Business Strategy."

     Although the Company is currently evaluating several potential investment opportunities, it does not have any present understanding, commitment or agreement with respect to any acquisition, investment, strategic alliance or related effort (other than a joint venture with Global Telecommunication Solutions, Inc. with respect to the Company's marketing of its proposed ViaCARD services).

     Pending application of the net proceeds of the Offerings, the Company expects that it will place such net proceeds in interest-bearing bank accounts or invest such proceeds in United States government securities or other short-term, interest bearing, investment grade securities. The Company is not currently, and does not expect as a result of the Offerings to become, subject to the registration requirements of the Investment Company Act of 1940 (the "1940 Act"). If the Company were required to register as an investment company under the 1940 Act, it would become subject to substantial regulations with respect to its capital structure, management, operations, transactions with affiliates (as defined in the 1940 Act), and other matters. Application of the provisions of the 1940 Act would have a material adverse effect on the Company.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained to finance the expansion and continued development of its business. Any future determination with respect to the payment of dividends will be within the sole discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, capital requirements, the terms of then existing indebtedness, applicable requirements of the DGCL, general economic conditions and such other factors considered relevant by the Company's Board of Directors. In addition, the Company's ability to pay cash dividends is restricted under the terms of the Indenture unless certain financial tests are met.

                                    DILUTION

     The Company's pro forma net tangible book value as of March 31, 1996 was
approximately ($          ) million, or approximately ($          ) per share of
outstanding Common Stock (after giving effect to the conversion of all outstanding shares of Class A Common Stock). Net tangible book value per share of Common Stock represents the total amount of tangible assets of the Company, less the total amount of liabilities of the Company, divided by the number of shares of Common Stock outstanding on a fully diluted basis. After giving effect to the sale by the Company of the shares of Common Stock offered hereby and assuming no exercise of the Underwriters' over-allotment option, less estimated underwriting discounts and commissions and estimated expenses of the Offerings payable by the Company, and the application of the estimated net proceeds therefrom, the Company's pro forma net tangible book value as of March 31, 1996
would have been approximately $     million, or approximately $          per
share of Common Stock. This represents an immediate increase in net tangible
book value of approximately $          per share of Common Stock to existing
stockholders and an immediate dilution in net tangible book value of
approximately $          per share of Common Stock to new investors purchasing
shares of Common Stock in the Offerings. The following table illustrates this dilution on a per share basis to the new investors:

     Assumed initial public offering price per share..............             $
          Pro forma net tangible book value per share at March 31,
            1996..................................................  ($      )
          Increase in net tangible book value per share
            attributable to net proceeds of the Offerings.........
                                                                       -----
     Pro forma net tangible book value per share after giving
       effect to the Offerings....................................
                                                                                  -----
     Dilution per share to new investors..........................             $
                                                                                  =====

     The following table sets forth, on a pro forma basis as of March 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share of Common Stock paid by existing stockholders and by new investors before deducting the estimated underwriting discounts and commissions and estimated expenses of the Offerings payable by the Company:

                                                                    TOTAL
                                        SHARES PURCHASED        CONSIDERATION         AVERAGE
                                       ------------------     ------------------       PRICE
                                       NUMBER     PERCENT     AMOUNT     PERCENT     PER SHARE
                                       -------    -------     ------     -------     ---------
     Existing stockholders..........                     %    $                 %    $
     New investors..................                     %                      %
                                         -----      -----
       Total........................                     %    $                 %
                                         =====      =====

     The above tables assume conversion of all outstanding shares of Class A Common Stock into shares of Common Stock, the exercise of outstanding options to purchase 1,302,949 shares of Common Stock at exercise prices ranging from $.50 to $3.90 and no exercise of the Underwriters' over-allotment option. See "Management -- Stock Incentive Plan" and "Capitalization."

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1996, the actual capitalization of the Company and the capitalization of the Company at such date after giving effect to the conversion of all outstanding shares of Class A Common Stock into shares of Common Stock, the issuance of the shares of Common Stock offered hereby, at an assumed initial public offering price of $ per share of Common Stock, and the application of the estimated net proceeds from the Offerings as described in "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, and the other financial data included elsewhere in this Prospectus.

                                                                       AS OF MARCH 31, 1996
                                                                  ------------------------------
                                                                   ACTUAL         AS ADJUSTED
                                                                  ---------    -----------------
                                                                          (IN THOUSANDS)
Cash, cash equivalents and marketable securities...............   $  23,082        $
                                                                   ========         ========
Long-term debt.................................................   $  69,791        $
                                                                   ========         ========
Stockholders' (deficit) equity:
     Common Stock, $.01 par value; 50,000,000 shares
       authorized, 16,104,202 shares issued and outstanding;
                 shares issued and outstanding, as
       adjusted(1).............................................         161
     Class A Common Stock, $.01 par value; 10,000,000 shares
       authorized, 4,357,270 shares issued and outstanding; no
       shares authorized, no shares issued and outstanding, as
       adjusted................................................          44               --
     Preferred Stock, $.01 par value; no shares authorized, no
       shares issued and outstanding; 1,000,000 shares
       authorized, no shares issued and outstanding, as
       adjusted................................................          --               --
     Additional paid-in capital................................      30,031
     Unearned compensation.....................................         (68)
     Cumulative translation adjustment.........................         (68)
     Accumulated deficit.......................................     (56,738)
                                                                   --------         --------
          Total stockholders' (deficit) equity.................     (26,638)
                                                                   --------         --------
          Total capitalization.................................   $  66,235        $
                                                                   ========         ========

- ---------------
(1) Excludes (i) 1,750,000 shares of Common Stock reserved for issuance under the Stock Incentive Plan of which options to purchase 1,294,078 shares of Common Stock, exercisable at prices ranging from $.50 to $3.90 per share, have been granted and are outstanding on the date hereof and (ii) 8,871 other outstanding options to purchase shares of Common Stock, exercisable at $.50 per share. See "Management -- Stock Incentive Plan."

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
     The following selected Consolidated Statement of Operations Data, Other Financial Data and Balance Sheet Data as of and for the years ended December 31, 1995, 1994, 1993 and 1992 have been derived from the Consolidated Financial Statements of the Company and the Notes related thereto, included elsewhere in this Prospectus, which were audited by KPMG Peat Marwick LLP, independent Certified Public Accountants, for the years ended December 31, 1995, 1994 and 1993 and by Edward Isaacs & Company LLP, independent Certified Public Accountants, for the year ended December 31, 1992. The selected Statement of Operations Data, Other Financial Data and Balance Sheet Data as of and for the eleven-month period ended December 31, 1991 have been derived from the unaudited Financial Statements of the Company which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations for the Company for such period. The selected consolidated Statement of Operations Data, Other Financial Data and Balance Sheet Data as of and for the three-month periods ended March 31, 1996 and 1995 have been derived from the unaudited Consolidated Financial Statements of the Company included elsewhere in this Prospectus, which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements, including the Notes thereto, and the other financial data included elsewhere in this Prospectus.

                                                                                                                          ELEVEN
                                            THREE MONTHS                                                                  MONTHS
                                           ENDED MARCH 31,                     YEAR ENDED DECEMBER 31,                    ENDED
                                        ---------------------    ---------------------------------------------------     DEC. 31,
                                          1996         1995        1995          1994          1993          1992          1991
                                        --------     --------    ---------     ---------     ---------     ---------     --------
                                             (UNAUDITED)

                                                             (IN THOUSANDS, EXCEPT OTHER OPERATING DATA)(1)
STATEMENT OF OPERATIONS DATA:
  Telecommunications revenue........... $ 10,590     $  6,929    $  32,313     $  26,268     $  21,393     $   6,701      $  268
  Operating expenses:
    Cost of telecommunications
      services.........................    8,999        5,900       27,648        22,953        18,159         5,462         260
    Selling expenses...................    2,401        1,537        7,468         4,459         2,389           895          39
    General and administrative
      expense..........................    5,129        2,903       16,860         9,859         6,069         1,610          58
    Depreciation and amortization......    1,088          499        2,637           789           111            15           5
    Equipment impairment loss..........       --           --          560            --            --            --          --
                                           -----     --------     --------     ---------     ---------      --------     --------
      Total operating expenses.........   17,617       10,839       55,173        38,060        26,728         7,982         362
                                           -----     --------     --------     ---------     ---------      --------     --------
  Operating loss....................... $ (7,027)    $ (3,909)   $ (22,860)    $ (11,792)    $  (5,335)    $  (1,281)     $  (94)
  Interest income (expense), net.......   (2,099)      (1,053)      (5,574)         (558)           21            (8)         --
  Share in loss of affiliate...........       (1)         (12)         (42)         (145)         (142)           --          --
                                           -----     --------     --------     ---------     ---------      --------     --------
  Net loss............................. $ (9,127)    $ (4,974)   $ (28,476)    $ (12,495)    $  (5,456)    $  (1,289)     $  (94)
                                           =====     ========     ========     =========     =========      ========     ========
  Net loss per share(2)................ $                        $
OTHER FINANCIAL DATA:
  EBITDA(3)............................ $ (5,939)    $ (3,410)   $ (20,223)    $ (11,003)    $  (5,224)    $  (1,266)     $  (89)
  Capital expenditures, including
    acquisitions of businesses......... $  3,227     $  3,134    $  11,378     $   4,843     $   2,643     $      70      $    2
OTHER OPERATING DATA(4):
  Billable minutes (000's) (5)(6)......   10,866        4,603       25,932        14,981        10,899         3,097
  Average revenue per billable
    minute(6)(7)....................... $   0.95     $   1.50    $    1.23     $    1.70     $    1.87     $    2.16
  Average cost per billable
    minute(6)(8)....................... $   0.78     $   1.28    $    1.04     $    1.53     $    1.67     $    1.76
  Switches(6)(9)(10)...................       11            2           10             2             2
  Customers(6)(10).....................   11,363        6,922        9,218         6,469         5,486
BALANCE SHEET DATA(10):
  Working capital...................... $ 18,146     $ 33,238    $  26,214     $  58,549     $  (3,628)    $  (1,219)     $  (44)
  Property and equipment, net..........   17,590        9,821       15,715         6,933         3,584            62           2
  Total assets.........................   57,483       77,629       65,613        83,923        10,585         2,147         161
  Long-term debt, excluding current
    installments.......................   69,791       61,388       67,283        59,955           866            --          --
  Stockholders' (deficit) equity(11)...  (26,638)       5,979      (17,618)       10,985          (162)       (1,139)        (19)

- ---------------
 (1) Amounts presented may not total due to rounding.
 (2) Net loss per share is computed on the basis described in Note 1 of the Company's Consolidated Financial Statements, except that such data has been computed to give effect to the conversion of the Class A Common Stock.
 (3) As used herein, "EBITDA" consists of earnings before interest (net), income taxes, depreciation and amortization and share in loss of affiliate. EBITDA is a measure commonly used in the telecommunications industry to analyze companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity.
 (4) Information derived from operating records prepared by the Company.
 (5) Billable minutes are those minutes during which a call is connected at any Company switch and for which the Company bills a customer.
 (6) Blanks indicate that data is not available for such period.
 (7) Represents the gross call usage revenue per billable minute. Amounts exclude other revenue and revenue related items such as hardware sales, software licensing, credits, discounts and other non-usage charges.
 (8) Represents the cost associated with the Company's provision of telecommunications services per billable minute. Amounts exclude nontransmission costs such as hardware and software purchased for resale.
 (9) For the three months ended March 31, 1996 and the year ended December 31, 1995, includes two switches at the Omaha, Nebraska switching center and one switch at each of the Company's other switching sites.
(10) Information presented as of the end of the period indicated.
(11) The Company has never paid cash dividends on its Common Stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of the financial condition and results of operations of the Company for the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993. This discussion should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes related thereto, and the other financial data included elsewhere in this Prospectus.

OVERVIEW

     Since its inception in 1991, the Company has invested heavily in developing its ability to provide international telecommunications services within Western Europe and other deregulating markets and in developing and expanding its market presence including, more recently, entering into the national long distance telecommunications markets in certain EU member states. During the past five years, the Company has made substantial investments in software and back office operations, an administrative infrastructure and a direct sales organization in Western Europe. Furthermore, the Company has created an extensive commercial telecommunications network for voice and voice band data in Europe, which the Company believes is necessary to effectively render the services it currently offers and intends to offer after the liberalization of regulations relating to Voice Telephony. Consequently, the Company has incurred a high level of expense in connection with its inception and its continued expansion which has resulted in net operating losses since its inception.

     During the past two years, several key trends have affected the composition of the Company's telecommunications revenue, which is derived principally from the number of minutes of use billed by the Company, or "billable minutes." First, a growing proportion of the Company's customers, particularly in Western Europe, now access the Viatel Network using paid local access through the PSTN rather than paid access through the Company using callback or ITF. This change has had a negative impact on the Company's revenue per minute. Second, the Company expanded its wholesale business, which represented approximately 12.8% and 29.4% of total telecommunications revenue and billable minutes, respectively, for the first quarter of 1996. Third, Europe is becoming an increasingly more important market for the Company. During the first quarter of 1996, approximately 42.5% of the Company's revenue was generated in Europe as compared to approximately 35.9% of the Company's revenues during the first quarter of 1995. In contrast, despite a 5.7% increase over the corresponding period of 1995, revenue from Latin America represented approximately 29.6% of the Company's revenue during the first quarter of 1996 as compared to approximately 43.2% of the Company's revenue during the first quarter of 1995.

     Cost of telecommunications service is comprised of costs associated with the transmission of voice and voice band data telecommunications services. The European Network was developed to reduce the Company's costs of providing telecommunications services and to increase customer usage. This change in service provision has resulted in the Company's customer access methods evolving from callback and ITF access to NTF and paid local access. Calls that are not routed through the European Network generate significantly higher variable costs because they are connected using relatively expensive ITF numbers or callback. In contrast, because the Viatel Network has significant fixed costs associated with its operations, consisting primarily of leased line rental charges, local connectivity and facility/network management costs, calls routed through the Viatel Network have lower variable costs than off-network traffic. Although the current traffic volume through the European portion of the Company's network is too low to achieve desired economies of scale, transmission costs are expected to decline as a percentage of revenue as call traffic through the European Network increases. See "Risk Factors -- Potential Difficulties Associated With Implementing European Expansion Strategy" and "Business -- The Viatel Network -- The European Network."

     The Company's selling expenses include commissions to independent sales representatives in countries in which the Company does not operate its own direct sales force. The Company's general and administrative expense includes overhead costs associated with its headquarters, back office and network operations and Western European sales offices. The costs associated with maintaining this management infrastructure, along with the Company's selling expenses, are substantially higher than the gross margins currently being generated by the Company.

     As a consequence of the establishment of an administrative infrastructure for managing the business, changes in the composition of both telecommunications revenue and transmission costs, development of the European Network and the establishment of direct sales organizations since the Company's inception, the Company's results of operations for the periods presented are not necessarily comparable.

RESULTS OF OPERATIONS

     The following table summarizes the breakdown of the Company's results of operations as a percentage of revenue:

                                                 THREE MONTHS
                                                ENDED MARCH 31,      YEAR ENDED DECEMBER 31,
                                                ---------------     -------------------------
                                                1996      1995      1995      1994      1993
                                                -----     -----     -----     -----     -----
Telecommunications revenue....................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost of telecommunications services...........   85.0      85.2      85.6      87.4      84.9
Selling expenses..............................   22.7      22.2      23.1      17.0      11.2
General and administrative expense............   48.4      41.9      52.2      37.5      28.4
Depreciation and amortization.................   10.3       7.2       8.2       3.0       0.5

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

     Telecommunications Revenue. Telecommunications revenue increased by 52.8% to $10.6 million on 10.9 million billable minutes for the three months ended March 31, 1996 from $6.9 million on 4.6 million billable minutes for the three months ended March 31, 1995. Telecommunications revenue growth for the period ended March 31, 1996 was generated primarily from higher traffic volume on the European Network and from growth in the Company's wholesale business and, to a lesser extent, from growth in traffic volume in Latin America and the Pacific Rim.

     The overall increase in billable minutes was partially offset by declining revenue per billable minute. Average revenue per billable minute declined by 36.0% from $1.50 in the three months ended March 31, 1995 to $.96 in the corresponding period in 1996 primarily because of (i) a higher percentage of lower-priced intra-European traffic from the European Network, (ii) a higher precentage of low-priced wholesale traffic, (iii) reductions in certain rates charged to end users in response to pricing reductions enacted by certain ITOs and (iv) changes in customer access methods. See "-- Cost of Telecommunications Services" and "Risk Factors -- Competition."

     Revenue per billable minute from the sale of services to end users decreased to $1.17 in the three months ended March 31, 1996 from $1.57 in the three months ended March 31, 1995. Revenue per billable minute from the sale of services to other carriers and resellers increased to $.42 in the three months ended March 31, 1996 from $.34 in the three months ended March 31, 1995 primarily as a result of an overall increase in intercontinental call traffic. The number of customers billed rose 64.2% to 11,363 at March 31, 1996 from 6,922 at March 31, 1995.

     The Company has significantly increased its wholesale business through which the Company sells switched minutes to carriers and other resellers at discounted rates to utilize excess network capacity. While the wholesale business has lower average gross margins than the Company's non-wholesale business, the revenue generated from the wholesale business partially offsets the fixed costs associated with the Viatel Network. The wholesale business represented approximately 12.8% and approximately

29.4% of total telecommunications revenue and billable minutes, respectively, for the three months ended March 31, 1996 as compared to 1.3% and 6.0% of total telecommunications revenue and billable minutes, respectively, for the three months ended March 31, 1995. While this increase represents more than a nine-fold increase over the corresponding period for 1995, a portion of this increase represents the migration of business formerly conducted by the Company in Africa and the Middle East through indirect sales representatives to carriers which purchase switched minutes from the Company. The Company does not expect revenue generated by its wholesale business to continue to grow at this rate.

     Cost of Telecommunications Services. Cost of telecommunications services increased to $9.0 million in the three months ended March 31, 1996 from $5.9 million in the three months ended March 31, 1995 and, as a percentage of revenue, decreased to approximately 85.0% from approximately 85.2% for the three months ended March 31, 1996 and 1995, respectively. The Company experienced a 39.1% decrease in average cost per billable minute to $.78 during the three months ended March 31, 1996 from $1.28 during the three months ended March 31, 1995. This decrease, which more than offset the effect of the decline in average revenue per billable minute, was attributable primarily to (i) increased traffic being routed through the European Network, which was used to originate approximately 79.0% of the Company's European-related call revenue during the three months ended March 31, 1996, (ii) an increase in switched minutes generated by the Company's wholesale carrier business and (iii) changes in customer access methods.

     Gross margins for the three months ended March 31, 1996 were negatively impacted by increases in certain costs related to the expansion of the Company's overall transmission capacity. These fixed costs are expected to decrease as a percentage of revenue as traffic volume over the European Network increases. As a result of obtaining additional international private line circuit ("IPLC") capacity, the costs associated with the European Network increased to approximately $.8 million for the three months ended March 31, 1996 (approximately 8.0% of revenue for such period) from approximately $.4 million for the three months ended March 31, 1995 (approximately 5.6% of revenue for such period). Additionally, the Company incurred costs associated with enhancing the United States backbone (redundant fiber optic capacity at the Omaha, Nebraska facility and a leased line between New York and Omaha) totaling approximately $.2 million (approximately 2.0% of revenue for such period). IPLCs represent a significant portion of the Company's fixed costs and were not fully utilized in the three months ended March 31, 1996. The Company believes its use of IPLCs will continue to increase and such increase will positively impact the Company's overall gross margins, as a percentage of revenue, as more minutes are routed through the European Network. This benefit, however, is primarily limited to calls that either originate or terminate in a city where the Company has a switch or POP, since otherwise the Company transports the call over the PSTN, at higher transmission costs and reduced margins.

     Selling Expenses. Selling expenses increased to $2.4 million in the three months ended March 31, 1996 from $1.5 million in the three months ended March 31, 1995 and, as a percentage of revenue, remained relatively constant at approximately 22.7% for the first quarter of 1996 compared to approximately 22.2% for the first quarter of 1995. Commissions paid to independent sales representatives constituted approximately 24.0% of all selling expenses for the three months ended March 31, 1996 compared to approximately 43.8% for the three months ended March 31, 1995. The increase in selling expenses is attributable to the Company's establishment of direct sales organizations. Salary related selling expenses represented approximately 49.1% and approximately 42.3% of total selling expenses for the three months ended March 31, 1996 and 1995, respectively.

     General and Administrative Expense. General and administrative expense increased to $5.1 million in the three months ended March 31, 1996 from $2.9 million in the three months ended March 31, 1995 and, as a percentage of revenue, increased to approximately 48.4% in the first quarter of 1996 from approximately 41.9% in the first quarter of 1995. Much of this increase is attributable to the costs of building a direct sales force in Western Europe and overhead costs associated with the Company's headquarters, back office and network operations.

     Depreciation and Amortization. Depreciation and amortization expense, which includes depreciation of the Viatel Network, increased to approximately $1.1 million in the three months ended March 31, 1996 from approximately $.5 million in the three months ended March 31, 1995. The increase was due primarily to the depreciation of switches and other equipment placed in service during 1995 and the three months ended March 31, 1996.

     Interest. Interest expense increased to approximately $2.6 million in the three months ended March 31, 1996 from approximately $2.1 million in the three months ended March 31, 1995 due to the accretion of non-cash interest on the Notes. No interest is payable on the Notes until July 15, 2000, at which time semi-annual interest payments will be required through the January 15, 2005 maturity date. This expense was partially offset by interest income of approximately $.5 million and $1.0 million for the three months ended March 31, 1996 and 1995, respectively, derived from the investment of the net proceeds from the Unit Offering in highly liquid debt instruments.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Telecommunications Revenue. Telecommunications revenue increased by approximately 23.0% to $32.3 million on 25.9 million billable minutes in 1995 from $26.3 million on 15.1 million billable minutes in 1994. This growth in telecommunications revenue resulted primarily from the use of direct sales organizations in Europe which the Company began to establish in late 1994, the creation of a wholesale business and growth experienced in the Company's revenue derived from the Pacific Rim ($4.4 million in 1995 versus $2.0 million in 1994). Part of this increase was offset by declining revenue per billable minute. Average revenue per billable minute declined by 27.6% from $1.70 in 1994 to $1.23 in 1995. The decrease was primarily due to a change in revenue mix, which in 1995 included a higher percentage of lower-priced intra-European traffic associated with the European Network becoming operational and a higher percentage of wholesale traffic, together with a reduction in rates as a result of the Company's response to price reductions by ITOs. The Company's wholesale business represented approximately 6.1% of telecommunications revenue and approximately 21.6% of billable minutes for 1995. Revenue per billable minute from the sale of services to end users decreased from $1.72 in 1994 to $1.46 in 1995 while revenue per billable minute from the sale of services to other carriers and resellers was $0.35 in 1995. The number of customers billed rose approximately 42.5% to 9,218 at December 31, 1995 from 6,469 at December 31, 1994.

     Cost of Telecommunications Services. Cost of telecommunications services increased to $27.6 million in 1995 from $23.0 million in 1994 and, as a percentage of revenue, decreased to approximately 85.6% from approximately 87.4% for the years ended December 31, 1995 and 1994, respectively. The corresponding increase in gross margin was primarily attributable to changes in customer access methods and changes in service mix attributable to the European Network becoming operational. Accordingly, the Company experienced an approximately 32.0% decrease in average cost per billable minute to $1.04 during 1995 from $1.53 during 1994. This decrease, which more than offset the effect of the decline in average revenue per billable minute, was attributable to a continued decline in U.S. international rates for outbound switched minutes and to increased traffic volume being routed through the European Network, which was used to originate calls accounting for approximately 58.0% of the Company's European-related call revenue during 1995. The increased European Network utilization helped reduce costs associated with intra-European and intercontinental telecommunications services due to the predominantly fixed cost nature of the European Network. On the other hand, during 1994 the Company's gross margin was adversely affected by the delayed implementation of the European Network. The Company had priced its services to be competitive with the ITOs in Spain and Italy in anticipation of the European Network's becoming operational; however, due to delays in the implementation of the European Network, the Company realized significant losses on this traffic as a result of having to route calls through ITF access instead of through the European Network.

     Increases in certain fixed costs related to expansion of the Company's overall transmission capacity negatively impacted the Company's gross margin for the year ended December 31, 1995. As a result of obtaining additional IPLC capacity, the costs associated with the European Network increased to approximately $2.0 million for 1995 (approximately 6.3% of revenue for such period) from approximately $1.1 million for 1994 (approximately 4.1% of revenue for such period). Additionally, the Company incurred costs associated with obtaining redundant fiber optic capacity at the Omaha, Nebraska facility totaling approximately $.5 million (approximately 1.7% of revenue for 1995).

     Selling Expenses. Selling expenses increased to $7.5 million in 1995 from $4.5 million in 1994 and, as a percentage of revenue, increased to approximately 23.1% from approximately 17.0% for the years ended December 31, 1995 and 1994, respectively. During 1994, these expenses were principally comprised of commissions paid to independent sales representatives which constituted approximately 75.2% of all selling expenses in comparison to approximately 31.5% for 1995. The increase in selling expenses and change in expense structure is attributable to the Company's strategy of establishing direct sales organizations to take greater control over the marketing of its services and to provide a higher level of customer service. The Company began to implement this strategy in late 1994 and, as of December 31, 1995, had sales offices in Belgium, France, Germany, the Netherlands, Italy and Spain. Accordingly, salary related selling expenses increased to approximately 48.5% of total selling expenses for 1995 in comparison to approximately 7.7% for 1994. As a percentage of revenue, the use of direct sales organizations is more costly than the use of independent sales organizations during the start-up phase of a sales operation. However, the Company anticipates that selling expenses, as a percentage of revenue, will decrease over time.

     General and Administrative Expense. General and administrative expense increased to $16.9 million in 1995 from $9.9 million in 1994 and, as a percentage of revenue, increased to approximately 52.2% from approximately 37.5% for the years ended December 31, 1995 and 1994, respectively. Beginning in the third quarter of 1994, the Company invested significant funds establishing a physical presence in its various geographic markets in Western Europe and in building an administrative infrastructure in its United States and Western European offices. Such an effort entailed significant expenditures for salary, rent, office and similar expenses.

     Depreciation and Amortization. Depreciation and amortization expense, which includes depreciation of the Viatel Network, increased to approximately $2.6 million in 1995 from approximately $.8 million in 1994. The increase in such expense was due primarily to the depreciation of the European Network which became operational during October 1994 and the amortization of territorial exclusivity rights associated with the Company's acquisition of independent sales organizations in Italy and Barcelona, which occurred in December 1994, as well as recognizing depreciation for additional switches and other items placed in service during 1994 and 1995.

     Equipment Impairment Loss. In connection with the replacement of substantial portions of the European Network during 1995, the Company entered into a termination agreement with Telemedia International Inc. ("TMI"). Pursuant to the terms of such agreement, the Company prepaid the remaining lease obligation of approximately $1.0 million, thereby acquiring all of the equipment previously leased from TMI, most of which equipment was subsequently redeployed. The Company recorded a non-cash charge of approximately $.6 million in 1995, which represented the original installation costs of such equipment and the difference between the carrying value and the expected selling price of the equipment not expected to be redeployed.

     Interest. Interest expense for 1995 increased by approximately $8.1 million from 1994 due to the accretion of non-cash interest on the Notes. This expense was partially offset by interest income of approximately $3.3 million for 1995 derived from the investment of the net proceeds from such issuance in highly liquid debt instruments.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Telecommunications Revenue. Telecommunications revenue increased by approximately 22.8% to $26.3 million on 15.1 million billable minutes in 1994 from $21.4 million on 10.9 million billable minutes in 1993. This growth in telecommunications revenue resulted primarily from the Company's existing markets. Part of this increase was offset by declining revenue per billable minute rates. Average revenue per billable minute declined by approximately 9.1% from $1.87 in 1993 to $1.70 in 1994. The decrease was due primarily to a change in the revenue mix, which in 1994 included a higher percentage of lower priced intra-European traffic, and a reduction in rates in response to price reductions by certain ITOs. The number of customers billed rose approximately 17.9% to 6,469 at December 31, 1994 from 5,486 at December 31, 1993.

     Cost of Telecommunications Services. Cost of telecommunications services increased to $23.0 million in 1994 from $18.2 million in 1993 and, as a percentage of revenue, increased to approximately 87.4% in 1994 from approximately 84.9% in 1993. The Company had priced its services to be competitive with the ITOs in Spain and Italy in anticipation of the European Network becoming operational; however, due to delays in the implementation of the European Network, the Company realized significant losses on this traffic as a result of having to route calls through ITF access instead of through the European Network. In October 1994, the European Network became operational and was used to originate approximately 48.0% of the Company's European call revenue through the remainder of the year. This negative impact on gross margin was partially offset by an approximately 8.4% decrease in average cost per billable minute to $1.53 in 1994 from $1.67 in 1993. This decrease was attributable to the migration in access from higher cost per minute ITF access to callback access in Brazil and Argentina, traffic being routed through the European Network and a general decline in U.S. switched international rates for outbound services attributable to the Company's successful negotiation of favorable rates.

     Selling Expenses. Selling expenses increased to $4.5 million in 1994 from $2.4 million in 1993 and, as a percentage of revenue, increased to approximately 17.0% in 1994 from approximately 11.2% in 1993. These expenses consisted primarily of commissions paid to independent sales representatives in the countries in which the Company did not operate its own direct sales organizations. Commissions paid to these representatives ranged from five percent to fifteen percent of revenue, net of chargebacks for amounts deemed uncollectible in the period the related services were provided.

     General and Administrative Expense. General and administrative expense increased to $9.9 million in 1994 from $6.1 million in 1993 and, as a percentage of revenue, increased to approximately 37.5% in 1994 and approximately 28.4% in 1993. A significant portion of the increase was attributable to building an administrative infrastructure in the Company's New York, Omaha and European offices and to hiring an experienced management team. In addition, during 1994 the Company charged to operations current costs associated with the European Network which had been capitalized prior to the European Network becoming operational.

     Depreciation and Amortization. Depreciation and amortization expense, which includes depreciation of the Viatel Network increased to $.8 million in 1994 from approximately $.1 million in 1993. The increase in such expense was due primarily to the recognition of a full year of depreciation and amortization expense with respect to the Omaha switching center, which was purchased on October 1, 1993. In February 1994, the Company began to depreciate the European Network, resulting in depreciation expense of approximately $.3 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has incurred losses from operating activities in each year of operations since its inception and expects to continue to incur operating losses for the next several years. Through March 31, 1996, the Company had incurred $56.7 million of aggregate losses from operating activities. As of March 31, 1996, the Company had $23.1 million of cash, cash equivalents and other liquid investments. The Company believes that, based on its current forecasts and assuming the successful completion of the Offerings, the Company should be able to fund its capital requirements at least until the year 1999 even though cash flow from operations will continue to be negative until at least the year 2001.

     Capital Expenditures and Working Capital. The development of the Company's business has, in the past, required substantial capital expenditures. In the future, the Company will require substantial capital expenditures significantly in excess of historical levels to upgrade and expand the Viatel Network generally, and the European Network specifically, as well as to develop and expand new and existing services. Historically, the Company has funded its capital expenditures through equity and debt issuances and vendor financings. The Company expects to use the net proceeds of the Offerings to meet its capital requirements, which include upgrade and expansion of the European Network in up to 39 additional Western European cities by the year 2000. The Company estimates that it will use approximately (i) $32.2 million of the net proceeds of the Offerings for network upgrade and expansion, including the purchase and installation of POPs or switches to expand the European Network from nine to up to 48 Western European cities, the installation of a POP in Miami and a switch in Los Angeles and for the upgrade of the Company's switch in London and its New York City POP to a switch, (ii) $9.0 million for investments in digital undersea fiber optic cable, (iii) $20.0 million for acquisitions of customer bases and businesses or for investment in joint ventures or strategic alliances, and (iv) $46.8 million for general corporate and working capital purposes, including up to approximately $1.0 million for feasibility studies of the Company's provision of CLEC services. See "Risk Factors -- Substantial Capital Requirements," "Risk Factors -- Broad Discretion Over Use of Proceeds" and "Use of Proceeds."

     Average Monthly Cash Requirements. During the three months ended March 31, 1996, the Company's average current monthly cash requirements were approximately $2.0 million. This average excludes approximately (i) $3.2 million for capital expenditures for the purchase of equipment, software and the continued development of the European Network, (ii) $2.2 million incurred in connection with the settlement of the Company's fee dispute for past services with a facilities-based IPLC vendor to which the Company paid an additional $1.4 million for past services during the second quarter of 1996, and (iii) $.6 million for other non-recurring items.

     Interest Requirements and Debt Repayment. Until January 15, 2000, the Notes will accrue interest on a semi-annual basis to their aggregate $120.7 million principal amount. No interest is payable on the Notes until July 15, 2000, at which time semi-annual interest payments will be required through the January 15, 2005 maturity date. If the Company is unable to generate sufficient cash flow from operations to satisfy the debt service requirements on the Notes, the Company will be required to refinance the Notes or raise additional capital. There can be no assurance that any refinancing could be obtained on terms favorable to the Company, if at all, or that any form of additional capital will be available. In addition, the Indenture contains certain restrictive covenants that, among other things, limit the ability of the Company and certain of its subsidiaries to incur indebtedness, make pre-payments of certain indebtedness and pay dividends. There can be no assurance that the Company will be able to comply with such restrictive covenants in the future.

     Foreign Currency. The Company has exposure to fluctuations in foreign currencies relative to the U.S. dollar as a result of billing portions of its revenue in the local currency in countries where the local currency is relatively stable, while many of its obligations, including the Notes and a substantial portion of its transmission costs, are denominated in U.S. dollars. In countries with less stable currencies, such as Brazil, the Company bills in U.S. dollars. For the three months ended March 31, 1996, approximately 53.0% of the Company's revenue was billed in currencies other than the U.S. dollar. Furthermore, substantially all of the costs of acquisition and upgrade of the Company's switches have been, and will continue to be, U.S. dollar denominated transactions.

     With the continued expansion of the European Network, a substantial portion of the costs associated with the European Network, such as local access charges and a portion of leased line costs, as well as a majority of local selling expenses, will be charged to the Company in the same currencies as revenue is billed. These developments create a natural hedge against a portion of the Company's foreign exchange exposure. To date, much of the funding necessary to establish the local direct sales organizations has been derived from revenue that was billed in local currencies. Consequently, the Company's financial position as of March 31, 1996 and its results of operations for the three months ended March 31, 1996 were not significantly impacted by fluctuations in the U.S. dollar in relationship to foreign currencies. See "Risk Factors -- Risks Associated with International Operations."

INFLATION

     The Company does not believe that inflation has had a significant effect on the Company's operations to date.

                                    BUSINESS

OVERVIEW

     Viatel is a growing provider of international and national long distance telecommunications services principally in Western Europe, Latin America, the United States and the Pacific Rim and offers its services primarily to small and medium-sized businesses, carriers and other resellers. The Company operates a digital, switch-based telecommunications network in Western Europe including a central switching center in London and additional switches in Amsterdam, Barcelona, Brussels, Frankfurt, Madrid, Milan, Paris and Rome connected by leased, digital fiber optic transmission facilities. In addition, the Company operates a switching center in Omaha, Nebraska which is connected to the central switching center in London by leased, digital fiber optic transmission facilities. The Company has achieved rapid growth since its inception in 1991 with telecommunications revenue reaching $32.3 million in 1995 and $10.6 million during the three months ended March 31, 1996.

     The Company derives revenue primarily through the provision of competitively priced long distance services with value-added features that are not typically provided by the respective ITO in many of the countries in which the Company operates. The Company's services include virtual private networks, dedicated access for high volume users, calling cards, fax service and the provision of switched minutes to wholesale customers. The value-added features include itemized and multicurrency billing, abbreviated dialing and multiple payment methods. Access to the Company's services is obtained through callback, paid access, ITF, NTF or direct access through a dedicated line.

     The Company conducts its business on a global basis, with its principal focus on Western Europe. Of the Company's telecommunications revenue for the three months ended March 31, 1996, approximately 42.5% was generated in Western Europe, approximately 29.6% was generated in Latin America, approximately 12.8% was generated in North America, primarily from the Company's wholesale business of selling switched minutes to other carriers and approximately 11.6% was generated in the Pacific Rim. The remaining 3.5% was generated in Africa and the Middle East.

BUSINESS STRATEGY

     The Company's objective is to be a significant provider of international and national long distance telecommunications services within Western Europe and other deregulating markets. The Company believes it is strategically positioned to take advantage of fundamental changes occurring in the telecommunications industry as a result of global deregulation and rapid advances in technology. In particular, the Company believes that its early entry into the Western European market as an alternative network operator has positioned it to take advantage of the anticipated implementation of the EU's directives to eliminate the ITOs' existing monopolies on Voice Telephony (as defined herein), scheduled to occur by 1998 in most EU member states. The Company is currently prohibited from supplying Voice Telephony in most EU member states until 1998. Accordingly, the Company instead provides competitively priced international and national long distance services with value-added features, thus positioning itself to capitalize on anticipated deregulation. See "Risk Factors -- Substantial Government Regulation" and "-- Government Regulation." Key elements of the Company's business strategy include:

     - FOCUS ON THE EUROPEAN MARKET; LEVERAGE EUROPEAN NETWORK. To capitalize on opportunities presented by the changing regulatory environment and the size of the Western European market, the Company intends to further utilize and expand the European Network. During the three months ended March 31, 1996, approximately 42.5% of the Company's telecommunications revenue was generated in Western Europe, with approximately 33.5% of its revenue attributable to calls originated on the European Network. The Company intends to expand the European Network by installing POPs in cities with both significant calling activity directed to the Company's switch-based cities and significant potential for originating and terminating international and national long distance traffic. The Company anticipates installing POPs in up to 19 Western European cities in 1997, including Berlin, Lyon, Rotterdam, Turin, Valencia, Vienna and Zurich. The Company also intends to install a POP in Miami and a switch in Antwerp in the fourth quarter of 1996. In the first quarter of 1997, the Company plans to upgrade its switch in London, upgrade the New York City POP to a switch and install a switch in Los Angeles. See "Risk Factors -- Substantial Government Regulation," "Risk
       Factors -- Potential Difficulties Associated With Implementing European Expansion Strategy," "Risk Factors -- Substantial Capital Requirements," "Risk Factors -- Risks Associated With International Operations" and
       "-- Maintain Low-Cost Operations."

     - CAPITALIZE ON ANTICIPATED SETTLEMENT AGREEMENT OBSOLESCENCE. In contrast to many other companies engaged in the sale of international long distance services, the Company is not dependent on settlement agreements with ITOs for traffic origination and termination. The Company believes that the trend toward deregulation could hasten the anticipated obsolescence of settlement agreements, thus encouraging carriers to consider alternatives to the ITOs for long distance traffic termination. Currently, the European Network is primarily used to originate international long distance traffic from and within Western Europe. The Company plans to further leverage the European Network to take advantage of anticipated settlement agreement obsolescence by offering other carriers an alternative to the ITOs for long distance traffic origination and termination within Western Europe. While the anticipated trend toward settlement agreement obsolescence is likely to reduce prices for long distance services, the Company believes that increased utilization of the European Network for both origination and termination of traffic and reduced transmission costs should offset any such price reductions.

     - MAINTAIN LOW-COST OPERATIONS. The Company believes that the Viatel Network efficiently utilizes least cost routing ("LCR") of telecommunications traffic over multiple transmission facilities to: (i) reduce costs; (ii) control access to customer information; and (iii) allow increases in network usage without proportionate increases in costs. In addition, the Company pursues a disciplined, incremental approach to expansion. When the Company initially expands into a region it provides services on a variable cost basis. As traffic volume grows, the Company typically reconfigures the network by acquiring fixed-cost facilities with greater capacity thereby expanding the Company's addressable market on a cost-effective basis. See "-- The Viatel
        Network -- Expansion Plans."

     - FOCUS ON SMALL AND MEDIUM-SIZED BUSINESSES. The Company's principal target market consists of small and medium-sized businesses for which the cost of long distance telecommunications services represents a significant business expense. The Company believes that these customers tend to principally be focused on price and customer service. The Company also believes that, within any particular EU member state, the Company's services and pricing will be more attractive to such customers when, in addition to providing international long distance services, the Company provides national long distance services within such state. The Company believes that its ability to offer national and international long distance services to its targeted customers, and to bundle such services where desirable, will result in increased traffic volume on the European Network due to (i) existing high demand for national long distance service by the Company's targeted customers, (ii) potential savings which the customer would receive by purchasing both services from the Company and (iii) convenience associated with purchasing such services from a single vendor. See "-- Sales and Marketing; Customers."

     - EXPAND WHOLESALE SWITCHED SERVICE. To increase utilization of the Viatel Network, the Company sells switched minutes to wholesale customers and other resellers in the United States and the United Kingdom. Sales to such customers accounted for approximately 12.6% of the Company's telecommunications revenue for the three months ended March 31, 1996 (as compared to approximately 1.3% for the comparable period in 1995). The Company intends to continue to expand its wholesale service, thus providing the Company with a source of additional revenue and minutes originating and terminating on the Viatel Network.

     - CONTINUE DEVELOPMENT OF LOCAL SALES DISTRIBUTION CHANNELS. The Company's sales and marketing strategy is to leverage its locally based sales forces, which include direct and indirect sales representatives and telemarketing agents, to establish direct sales forces in other key Western European cities and augment the efforts of its direct local sales, marketing and customer service functions by utilizing non-exclusive independent representatives. The Company believes that the knowledge of its sales, marketing and customer service personnel of local systems, customs and languages increases the Company's ability to develop and serve its principal target customer base.

     - LEVERAGE INFORMATION SYSTEMS. The Company believes that integrated and reliable billing and information systems are key elements for growth and success in the telecommunications industry. Accordingly, the Company has made significant investments to acquire and implement sophisticated information systems which enable the Company to: (i) monitor and respond to customer needs by developing new and customized services; (ii) manage LCR; (iii) provide customized billing information; (iv) provide high quality customer service; (v) detect and minimize fraud; (vi) verify payables to suppliers; and (vii) rapidly integrate new customers. The Company believes that its network intelligence, billing and financial reporting systems enhance its ability to competitively meet the increasingly complex and demanding requirements of the international and national long distance markets. See "Risk Factors -- Dependence on Effective Information Systems" and "-- Information Systems."

     - PURSUE ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES. The Company expects to pursue selective acquisitions of customer bases or businesses, make investments in companies that complement the Company's current operations or expand its services or network capabilities, and engage in strategic alliances. The Company believes that such acquisitions, investments and strategic alliances are an important means of increasing network traffic volume and achieving economies of scale. In particular, the Company believes that, in certain instances, it is more efficient to acquire customer bases than to develop such customer bases. See "Risk Factors -- Risks Associated With Acquisitions, Investments and Strategic Alliances."

MARKET OPPORTUNITY

     According to the ITU, the international telephone service industry had total worldwide revenue of approximately $50.6 billion in 1994. While revenue data is not available on a per country basis for Europe, Europe accounted for approximately 45.0% or 24.0 billion of worldwide international outgoing voice and voice band data minutes of use. The Company believes that, during 1996, the Western European countries in which the Company currently operates or intends to operate will represent approximately 22.6% or 13.6 billion of worldwide international outgoing voice and voice band data revenue and approximately 35.2% or 22.3 billion of related minutes of use.

     The Company also believes that, during 1996, the market for national long distance voice and voice band data revenue in the Western European countries in which the Company operates will represent approximately $41.7 billion or 196.9 billion minutes of use.

     In the Company's target markets, deregulation and new technologies have resulted in increased competition between telecommunications service providers and increased demand for the transmission of information across country borders. Such deregulation and technological innovation has (i) decreased the cost of providing toll service; (ii) enabled the provision of sophisticated value-added features; and (iii) allowed other companies to compete with the ITOs.

     Historically, the respective ITO in each country has had the exclusive right to provide telephone services within that country and, as a result, long distance callers have paid relatively high prices for limited service. Since 1990, the EU telecommunications market has become increasingly liberalized, but the provision of Voice Telephony is reserved to the local ITO in most EU member states until scheduled deregulation in 1998. See "-- Government Regulation." In response to the liberalization of telecommunications services within the EU, a number of different competitors have emerged to compete with the ITOs, including the Company, alliances between large United States telecommunications service providers and ITOs and other competitors that primarily provide long distance service through callback access or through developing networks servicing specific geographic markets. See "Risk Factors -- Competition" and "-- Competition."

     In the telecommunications industry, deregulation has coincided with technological advances, which include utilization of fiber optic cable and improved computer software and processing technology. Fiber optic cable, which has widely replaced traditional copper wire lines for long distance transmission, has dramatically increased the capacity, speed and flexibility of transmission lines and has virtually eliminated limited capacity as a technical barrier to entry for new international telephone companies. Improvements in computer software and processing technology have allowed the provision of value-added features such as itemized and multicurrency billing, international debit and charge networks and ITF numbers.

     The Company believes, along with many industry observers, that the current deregulation in many EU member states, coupled with technological innovation, will lead to market developments similar to those that occurred upon deregulation of long distance telecommunications services in the United States and the United Kingdom, including an increase in traffic volume and the continued introduction of multiple new providers of telecommunications services of varying sizes. While significant reductions in prices and improvements in telecommunications and customer services have occurred and are expected to continue, the Company expects that market prices will continue to permit services to be profitably rendered. See "Risk Factors -- Substantial Government Regulation," "-- Government Regulation" and "-- Competition."

     The Company further believes that its operating experience in deregulating markets in the United States and the United Kingdom, and its experience as an early entrant in Western Europe, will assist it in identifying opportunities in other deregulating countries with high density telecommunications traffic. The Company also believes that its position in the Western European telecommunications market and its experience providing international telecommunications services will assist it in establishing a presence in national long distance markets in Western Europe. The Company recently launched national long distance telecommunications services in Spain and Italy and, based upon favorable results in such markets, has determined to enter the national long distance business in all EU member states in which it currently operates.

SERVICES

     The Company provides competitively priced long distance services with value-added features that are not typically provided by the respective ITO in many of the countries in which the Company operates. The Company's services include virtual private networks, dedicated access for high volume users, calling cards, fax service and the provision of switched minutes to wholesale customers. The value-added features include itemized and multicurrency billing, abbreviated dialing and multiple payment methods. See "-- The Viatel Network."

     Access to the Company's services is obtained either through "dial up access" or "direct access." Dial up access requires the use of: (i) paid access, which requires the customer to pay the ITO for the cost of accessing the Company's services; (ii) callback, which enables the customer to receive a return call providing a dial tone originated from the Company's Omaha, Nebraska switching center; (iii) ITF, which accesses the Omaha, Nebraska switching center by direct dial; or (iv) NTF, which accesses a local switch in the European Network. Customers using direct access are connected to a Company switch by a dedicated leased line.

     Paid access currently accounts for approximately 75.2% of the Company's Western European revenue. To reduce the Company's costs and improve usage, the Company has evolved from callback and ITF access to access by NTF numbers, paid access and, ultimately, in the case of ViaCALL Plus, by direct access. Until regulatory considerations permit, all customers outside of Europe, except for wholesale customers, are expected to continue to access the Company's services through callback or ITF numbers.

     The Company's principal services include:

     VIACALL -- enables virtual private network calling to a pre-defined group of locations within a closed user group that can be modified as required, subject only to regulatory limitations.

     VIACALL PLUS -- provides dedicated access via a leased line from the customer to the Viatel Network, permitting calling without dialing access or location codes.

     VIACALL EXPRESS -- provides a paid (local) access or toll free number programmed to dial an existing phone number or system, generally in another country, without the need for special circuits or modifications.

     VIAWORLDFAX -- permits calling for facsimile and other voice band data services and is marketed exclusively in Western Europe. In the third quarter of 1996, the Company intends to simplify access to this service through the use of automatic number identification, where feasible.

     VIACONNECT -- provides "anywhere to anywhere" international callback access through manual, automatic, X.25 or Internet initiated callback. These services are also offered with ITF access, subject to pricing considerations.

     VIAGLOBE -- provides calling card access from over 45 countries. In addition to offering savings over the calling cards of AT&T Corp., MCI Communications Corporation and other providers of credit-based international calling cards, ViaGLOBE provides 24-hour operator assistance and speed dialing.

     The Company expects to introduce a new service in the second half of 1996 called ViaCARD. ViaCARD is a prepaid international debit card which provides many of the same features as ViaGLOBE in a prepaid environment. The numerous benefits and opportunities afforded customers with a prepaid card include better internal cost controls and the ability to offer small denomination cards as promotional items. There can be no assurance that the Company will be able to launch ViaCARD in 1996 or thereafter or that, if launched, such service will be successful.

     The Company markets its services under a number of registered and common law service marks and uses various registered logos including "Viatel," a federally registered service mark in the United States.

     In certain of the Company's existing and target markets there are laws or regulations that either prohibit or limit, or could be used to prohibit or limit, certain of the transmission methods by which the Company's services are provided and the provision of certain of the Company's services. See "Risk Factors -- Substantial Government Regulation" and "-- Government Regulation."

THE VIATEL NETWORK

     The Viatel Network consists of a central switching center in London, a switching center in Omaha, Nebraska and switches in Amsterdam, Barcelona, Brussels, Frankfurt, Madrid, Milan, Paris and Rome each connected by leased, digital fiber optic transmission facilities. The Company's ownership of switches reduces its reliance on other carriers, enables routing of telecommunications traffic over multiple leased transmission lines, aids in controlling costs and permits the compilation of call record data and other customer information. The availability and price of existing transmission capacity for long distance transmissions in the Company's primary geographic markets makes leasing of transmission lines attractive and is expected to enable the Company to grow network usage without incurring significant capital and operating costs. The Company intends to use a significant portion of the net proceeds of the Offerings to upgrade and expand the Viatel Network. See "Use of Proceeds,"
"-- Business Strategy -- Maintain Low-Cost Operations," and " -- Expansion
Plans."

     To originate and terminate calls on the European Network, the Company's switches must have access and egress into and from the PSTN through local connectivity. Each of the Company's services, other than ViaCALL Plus, requires use of the PSTN to connect with a Company switch, using either a NTF number or paid access. For ViaCALL Plus, local connectivity is provided by dedicated leased lines that connect a customer's premises directly to a Company switch. In each country, local connectivity is currently provided under tariffed services offered by the ITO. See "Risk Factors -- Potential Difficulties Associated With Implementing European Expansion Strategy."

     THE EUROPEAN NETWORK. The European Network currently consists of a central switching center in London and switches in the eight Western Europe cities mentioned above. These cities were chosen as switch locations due to the substantial number of international calls originating from such cities. The European Network has been primarily used to originate traffic in Western Europe. The Company anticipates increasing use of the European Network to terminate traffic in Western Europe, particularly if settlement agreements become obsolete. See "Risk Factors -- Potential Difficulties Associated With Implementing European Expansion Strategy" and "-- Business
Strategy -- Capitalize on Anticipated Settlement Agreement Obsolescence."

     INTERNATIONAL PRIVATE LINE CIRCUITS. The Company's eight switches in Western Europe are connected to the central switching center in London by IPLCs, except for the Barcelona switch which is connected to the Madrid switch through an in-country private line circuit ("PLC"). IPLCs are permanent point-to-point connections for voice and voice band data transmissions and are a less expensive alternative to PSTNs, which are typically controlled by the local ITOs. The Company transmits call traffic to Omaha, Nebraska from London and to London from Omaha, Nebraska by an IPLC. The IPLCs connecting the Company's switches to the central switching center in London are leased, directly or indirectly, through third parties from the ITOs in the countries in which such calls originate.

     To reduce transmission costs and to provide additional capacity between the United States and London, the Company (i) is in the process of acquiring an indefeasible right of use ("IRU") in the portion of a transatlantic digital fiber optic cable originating in the United States for transmission of traffic between the United States and Europe, (ii) anticipates filing an application in the third quarter of 1996 which would permit the Company to acquire an IRU in transatlantic digital fiber optic cable originating in the United Kingdom and
(iii) is considering acquiring an IRU in cross-channel digital fiber optic cable originating in the United Kingdom.

     INTELLIGENT SWITCHES. The Viatel Network utilizes "intelligent switches" which incorporate proprietary software to achieve LCR, the process by which the Company optimizes the routing of calls over the Viatel Network for over 230 countries and territories. LCR allows calls that are not routed over the Viatel Network to be routed directly from the Company's switches through the PSTN to their destinations at the lowest rates. These switches also enable the Company to efficiently perform billing functions and account activation and to render value-added services. See "-- Information Systems."

     The Viatel Network uses high capacity programmable switching platforms designed to deploy network-based intelligent services quickly and cost effectively. The switches are modular and scaleable and incorporate advanced technologies such as ISDN, hierarchical call control and SNMP network management software. These switches can also provide a bridge between older and emerging standards. As the Viatel Network continues to evolve, the installed base of switches can be upgraded easily to create a cost effective scaleable service switching point in an SS7 (an industry standard signaling protocol) based network.

     REDUNDANCY. In general, the Company relies upon the PSTN to provide redundancy in the event of technical difficulties with the Viatel Network. However, the Company maintains two facilities in Omaha, Nebraska to provide some degree of redundancy in its back office operations, billing and switching systems. The Company believes that the strategy of using the PSTN for redundancy is more cost-effective than building its own redundant capacity, although there can be no assurance that this will be the case in the future. To the extent that customer demand over the European Network exceeds the Company's transmission capacity, the Company may elect or be required to route overflow traffic over the PSTN, and the Company may experience reduced margins and/or losses on such calls. The Company's strategy is to monitor its anticipated traffic volume on a regular basis and to increase IPLC and PLC capacity before the capacity limitations of such circuits are reached. See "Risk Factors -- Potential Difficulties Associated With Implementing European Expansion Strategy."

     ECONOMIC BENEFITS OF THE NETWORK. The economic benefits to Viatel of owning and operating its own network arise principally from reduced transmission costs. Calls that are not routed through the network generate significant higher variable costs because they are connected using relatively expensive ITF numbers or callback. In contrast, because the Viatel Network has significant fixed costs associated with its operations, consisting primarily of leased line rental charges, local connectivity and facility/network management costs, calls routed through the Viatel Network have lower variable costs than off-network traffic. Although the current traffic volume through the European portion of the Company's network is too low to achieve desired economies of scale, transmission costs are expected to decline as a percentage of revenue as call traffic through the European Network increases. This economic benefit, however, is primarily limited to traffic which either originates or terminates in a city where the Company has a switch or POP. If a switch or POP does not exist in an origination or destination city, the Company transports the call over the PSTN, at higher transmission costs and reduced margins. Accordingly, as the European Network is expanded, the Company anticipates being able to serve a greater number of customers on a more cost effective basis. In the future, the Company expects that most of its European calling traffic will originate or terminate through the European Network both for international and national long distance calls. In addition, as traffic patterns warrant, the Company expects to further reduce transmission costs by connecting switches directly to one another with private lines, bypassing the Company's switching centers in London and Omaha.

     EXPANSION PLANS. The Company intends to use a significant portion of the net proceeds of the Offerings to expand and upgrade the Viatel Network. The Company plans to install a POP in Miami and a switch in Antwerp in the fourth quarter of 1996. In the first quarter of 1997, the Company plans to upgrade its switch in London, upgrade the New York City POP to a switch and install a switch in Los Angeles. Switches that have been replaced will be redeployed to upgrade POPs in other strategic locations. To further extend the European Network, the Company also anticipates installing POPs in 19 European cities in 1997, including Berlin, Lyon, Rotterdam, Turin, Valencia, Vienna and Zurich. Expanding the European Network to include such additional major European business centers should ultimately reduce transmission costs and increase the addressable market of the European Network. See "Risk Factors -- Potential Difficulties Associated With Implementing European Expansion Strategy." In addition, to further reduce transmission costs, the Company (i) is in the process of acquiring an IRU in the portion of a transatlantic digital fiber optic cable originating in the United States for transmission of traffic between the United States and Europe, (ii) anticipates filing an application in the third quarter of 1996 which would permit the Company to acquire an IRU in transatlantic digital fiber optic cable originating in the United Kingdom and (iii) is considering acquiring an IRU in cross-channel digital fiber optic cable originating in the United Kingdom.

INFORMATION SYSTEMS

     The Company believes that integrated and reliable billing and information systems are key elements for growth and success in the telecommunications industry. Accordingly, the Company has made significant investments to acquire and implement sophisticated information systems which enable the Company to: (i) monitor and respond to customer needs by developing new and customized services;
(ii) manage LCR; (iii) provide customized billing information; (iv) provide high quality customer service; (v) detect and minimize fraud; (vi) verify payables to suppliers; and (vii) rapidly integrate new customers. The Company believes that its network intelligence, billing and financial reporting systems enhance its ability to competitively meet the increasingly complex and demanding requirements of the international and national long distance markets. While the Company believes that such systems are currently sufficient for its operations, such network intelligence, selling and financial reporting systems will require enhancements and ongoing investments. See "Risk Factors -- Dependence on Effective Information Systems" and "-- Business Strategy -- Leverage Information Systems."

     The Company currently has a turnaround time of approximately 24 hours for new account entry. The Company's billing system provides multicurrency billing, itemized call detail, city level detail for destination reporting and electronic output for select accounts. Customers are provided with several payment options, including automated credit card processing and automated direct debiting.

     The Company has developed proprietary software to provide telecommunications services and render customer support. In contrast to most traditional telecommunications companies, the software used to support the European Network resides outside of the switches and, therefore, does not currently rely on third party switch manufacturers for upgrades. The Company believes its software configuration facilitates the rapid development and deployment of new services and provides the Company with a competitive advantage. Each switch has a call detail recording function which enables the Company to: (i) achieve accelerated collection of call records; (ii) detect fraud and unauthorized usage; and (iii) permit rapid call detail record analysis. See "-- The Viatel Network -- Intelligent Switches."

     The Company also uses its proprietary software to assist it in analyzing traffic patterns and determining network usage and busy hour percentage, originating traffic by switching center, terminating traffic by supplier and originating traffic by customer. This data is utilized to optimize LCR, which may result in call traffic being transmitted over the Company's transmission facilities, other carriers' transmission facilities or a combination of such facilities. If traffic cannot be handled over the least cost route due to overflow, the LCR system is designed to transmit the traffic over the next least cost route. The LCR system chooses among the following variables to minimize the cost of a long distance call: (i) over 15 different suppliers; (ii) 24 different time zones; and (iii) multiple choices of terminating carrier per country. The performance of the LCR system is verified based on a daily overflow report generated by the Company's network traffic management and a weekly/monthly average termination cost report generated by the Company's billing system. See "Risk Factors -- Dependence on Effective Information Systems."

SALES AND MARKETING; CUSTOMERS

     From 1991 to 1994, the Company's sales and marketing efforts were conducted by independent sales representatives in each of its markets. In late 1994, the Company began establishing its own direct sales forces in certain Western European and Latin American countries to take greater control over the sales and marketing functions and to provide a higher level of customer service. Currently, the Company has direct sales forces in the nine cities in Western Europe in which it has switches. The Company intends to establish direct sales forces in other key Western European cities and to utilize non-exclusive independent representatives to augment the efforts of its direct sales forces. This strategy is expected to provide the Company with the benefits derived from a direct sales organization while minimizing the organizational and other fixed costs associated with such an undertaking.

     The initial phase of development of the Company's direct sales organization in a given country involves setting up a team of salespeople led by a sales manager and supported by a centralized telemarketing and customer service team. Over time, the Company expects each country in which it provides services to be served by multiple sales teams under the leadership of a country manager and a central telemarketing team responsible for generating new sales leads. The Company does not engage in general advertising, but instead uses local advertising directed to its target customer base.

     The Company's principal target market consists of small and medium-sized businesses. This market includes trading companies, financial institutions, call centers and import-export companies, for which long distance telecommunications service represents a significant business expense. The Company also targets carriers and other resellers. The Company has four sales professionals dedicated to marketing and maintaining the Company's relationships with its wholesale customers in the United States and in the United Kingdom. Currently, no customer of the Company individually accounts for more than 5% of the Company's revenues.

     In addition to providing long distance services to third party call centers, the Company believes that it can profitably establish its own call centers within certain Western European cities which will provide the ViaCALL Plus service. Call centers are primarily used by students, travelers and other expatriates as an alternative to coin telephone, callback or third party billed calls. The Company believes that the establishment of its own call centers will enable it to earn high margin revenue while controlling credit problems associated with third party call centers.

     The Company employs a decentralized approach to pricing non-wholesale services and, as a result, its discount relative to the ITOs' prices varies among geographic markets. For its non-wholesale services, the Company offers discounts to the prices charged by the ITO in each market, which discounts typically range from approximately 10.0% to approximately 20.0% for international calls and from approximately 20.0% to approximately 40.0% for intercontinental calls. In those markets where the Company currently provides national long distance services, the discounts typically range from approximately 8.0% to approximately 28.0%.

     The Company generally sets its wholesale rates on a case by case basis with an overall margin objective based upon a customer traffic profile. The rates charged are generally priced at or below the market price of the leading United States international facilities-based carriers, but the Company does not offer a standard discount relative to any major carrier.

CARRIER CONTRACTS

     The Company has entered into contracts to purchase switched minute capacity from various domestic and foreign carriers and depends on such contracts for origination and termination of traffic on the Viatel Network as well as for resale of such capacity to others. Carrier costs constitute a significant portion of the Company's variable costs. Pursuant to these contracts, the Company obtains guaranteed rates, which are generally more favorable than otherwise would be available, by committing to purchase switched minute minimums from such carriers. If the Company fails to meet its switched minute minimum requirements under a carrier contract, it could still be required to pay its minimum monthly commitment as a penalty. The Company's aggregate minimum monthly commitments are $.53 million, which represents less than 20.0% of the Company's monthly variable transmission expense. The Company has never paid a penalty for failing to meet such a commitment. The Company does not believe that the loss of any one supplier or contract would have a material adverse impact on the Company's business, financial condition or results of operations. See
"-- Competition."

COMPETITION

     The international telecommunications industry is highly competitive. The Company's success depends upon its ability to compete with a variety of other telecommunications providers in each of its markets, including the respective ITO in each country in which the Company operates and global alliances among some of the world's largest telecommunications carriers. Other potential competitors include cable television companies, wireless telephone companies, electric and other utilities with rights of way, railways, microwave carriers and large end users which have private networks. The intensity of such competition has recently increased and the Company believes that such competition will continue to intensify as the number of new entrants increases. Many of the Company's current or potential competitors have substantially greater financial, marketing and other resources than the Company. If the Company's competitors devote significant additional resources to the provision of international or national long distance telecommunications services to the Company's target customer base of small and medium-sized businesses, such action could have a material adverse effect on the Company's business, financial condition and results of operations, and there can be no assurance that the Company will be able to compete successfully against such new or existing competitors. See "Risk Factors -- Competition."

     Competition for customers in the telecommunications industry is primarily based on price and, to a lesser extent, on the type and quality of services offered. The Company prices its services primarily by offering discounts to the prices charged by its competitors. The Company has no control over the prices set by its competitors, and some of the Company's competitors may be able to use their financial resources to cause severe price competition in the countries in which the Company operates. Although the Company does not believe that there is an economic incentive for its competitors to pursue such a pricing strategy or that its competitors are likely to engage in such a course of action, there can be no assurance that severe price competition will not occur. Any such price competition would have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, intensified competition in certain of the Company's markets will cause the Company to continue to reduce its prices. For example, the Company recently reduced certain rates which it charges to end users in response to pricing reductions enacted by certain ITOs. Such price reductions may reduce the Company's revenue and margins. The Company has experienced, and expects to continue to experience, declining revenue per billable minute in all of its markets in part as a result of increasing worldwide competition within the telecommunications industry.

     In response to deregulation, additional competitors of various sizes are beginning to emerge in Western Europe. The Company's services are currently marketed to small and medium-sized businesses, however, and thus the Company generally does not directly compete with mega-carrier alliances which generally target larger customers. The Company's ViaCALL Plus service is targeted at medium-sized businesses and may in the future compete with some services offered by the mega-carrier alliances. In addition, many smaller carriers have emerged, most of which specialize in offering intercontinental telephone services utilizing dial up access methods, and some of which have begun to build networks similar to the European Network. Although these competitors have focused primarily on London, several have expressed an intention to build networks across Europe in the future.

     The Company believes that the ITOs generally have certain competitive advantages due to their control over local connectivity and apparent close ties with national regulatory authorities. The Company also believes that, in certain instances, some regulators have shown a reluctance to adopt policies and grant regulatory approvals that would result in increased competition for the local ITO. The Company believes that, at least in the short-term, the ITOs will not concentrate on marketing their services to the Company's small and medium-sized business customer base. As a result, the Company does not believe that the ITOs will seek to apply pressure on national regulators to prevent it from providing its services; however, there can be no assurance that the ITOs will not apply such pressure in the future. If the ITOs were to successfully apply such pressure on national regulators, the Company could be denied regulatory approval in certain jurisdictions in which its services would otherwise be permitted, thereby requiring the Company to seek judicial or other legal enforcement of its right to provide services. Any delay in obtaining approval, or failure to obtain approval, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company believes that it has encountered anti-competitive behavior on the part of certain ITOs. If the Company encounters anti-competitive behavior in countries in which it operates or if the ITO in any country in which it operates uses its competitive advantages to the fullest extent, the Company's business, financial condition and results of operations could be materially adversely affected. See "Risk Factors --Competition."

GOVERNMENT REGULATION

     OVERVIEW. The Company's provision of international and national long distance telecommunications services is heavily regulated. Many of the countries in which the Company provides, or intends to provide, services prohibit or limit the services which the Company can provide and the transmission methods by which it can provide such services. For example, in the United States, the Company's authority to engage in the resale of international private line communications services is pursuant to the Section 214 Private Line Authorization. Certain rules of the FCC prohibit the Company from (i) transmitting calls routed over the Company's leased line between the United States and the United Kingdom onward over the European Network (other than to countries which the FCC deems to be "equivalent," currently the United Kingdom, Canada and Sweden) or (ii) transmitting calls from European countries (other than those deemed to be equivalent) over the European Network and then onward over its leased line between the United States and the United Kingdom. If a violation of FCC rules concerning resale of international private line service were found to exist and to be sufficiently severe, the FCC could impose sanctions and penalties including revocation of the
Section 214 Private Line Authorization. FCC restrictions thus materially limit the optimal and most profitable use of the Company's leased line between the United States and the United Kingdom.

     In addition, the Company provides its customers located outside the EU, and, to a lesser degree within the EU, with access to its services through the use of callback. A substantial number of countries have prohibited certain forms of callback as a mechanism to access the Company's services. This has caused the Company to cease providing services in some jurisdictions, including Kuwait, Costa Rica and Jordan, and may require it to do so in other countries in the future. There can be no assurance that certain of the Company's services and transmission methods will not continue to be or will not become prohibited in certain jurisdictions, and, depending on the jurisdictions, services and transmission methods affected, there could be a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Substantial Government Regulation."

     Local laws and regulations differ significantly among the jurisdictions in which the Company operates, and, within such jurisdictions, the interpretation and enforcement of such laws and regulations can be unpredictable. For example, EU member states have inconsistently and, in some instances, unclearly implemented the Services Directive under which the Company provides voice services for CUGs in Western Europe. As a result, some EU member states may limit, constrain or otherwise adversely affect the Company's ability to provide certain services. There can be no assurance that certain EU member states will implement, or will implement consistently, the Services Directive or the Full Competition Directive adopted by the EU in March 1996, and either the failure to implement or inconsistent implementation of such directives could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has pursued and expects to continue to pursue a strategy of providing its services to the maximum extent it believes permissible under applicable laws and regulations. For example, the Company provides its ViaGLOBE service to individuals for calling within the EU and such service may constitute prohibited Voice Telephony. A further example of the Company's aggressive interpretation of indefinite or unfavorable laws is its provision of services utilizing the callback access method in Colombia, where the Colombian Ministry of Communications has stated that callback access is not permitted and has so notified the FCC, and in other Latin American countries, where services utilizing such access method may not currently be permitted.

     The Company's aggressive strategy may result in the Company's (i) providing services or using transmission methods that violate local laws or regulations or
(ii) failing to obtain formal approvals required under such laws or regulations. Where the Company is found to be in violation of local laws and regulations, it usually seeks to modify its operations so as to comply with such laws and regulations. There can be no assurance, however, that the Company will not be subject to fines, penalties or other sanctions as a result of past violations even though such violations were corrected. In addition, if the Company believes that it has a legal basis for doing so, it may persist in providing such services, using such transmission methods, or otherwise continuing such actions. If the Company's interpretation of applicable laws and regulations proves incorrect, it could lose, or be unable to obtain, regulatory approvals, including the Section 214 Private Line Authorization or the Section 214 Switched Authorization, necessary to provide certain of its services or to use certain of its transmission methods. The Company also could have substantial monetary fines and penalties imposed against it. In addition, the Section 214 Private Line Authorization requires that services be provided "in a manner consistent with the laws and regulations of the countries in which [the Company] operates." There can be no assurance that the Company has accurately interpreted or will accurately interpret applicable laws and regulations in particular jurisdictions.

     The Company may be incorrect in its assumption that (i) EU member states will abolish on a timely basis the respective ITO's monopoly to provide Voice Telephony within and between such member states, as required by the Services Directive and the Full Competition Directive, (ii) deregulation will continue to occur or (iii) it will be allowed to continue to provide and to expand its services. The

Company's provision of services in Europe may also be affected if any EU member state imposes greater restrictions on non-EU international service than on such service within the EU. There can be no assurance that the United States or foreign jurisdictions will not adopt laws or regulatory requirements that will adversely affect the Company. Additionally, there can be no assurance that future United States or foreign regulatory, judicial or legislative changes will not have a material adverse effect on the Company or that regulators or third parties will not raise material issues with regard to the Company's compliance with applicable laws or regulations. If the Company is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated transmission methods due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, such events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Substantial Government Regulation."

     REGULATORY FRAMEWORK. A summary discussion of the regulatory frameworks in certain geographic regions in which the Company operates or has targeted for penetration is set forth below. This discussion is intended to provide a general outline of the more relevant regulations and current regulatory posture of the various jurisdictions and is not intended as a comprehensive discussion of such regulations or regulatory posture.

     Europe. In Europe, the regulation of the telecommunications industry is governed at a supra-national level by the EU (consisting of the following member states: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom) which is responsible for creating pan-European policies and, through legislation, a regulatory framework to ensure an open, competitive telecommunications market. The EU was established by the Treaty of Rome and subsequent conventions and was authorized by such treaties to issue EU "directives." EU member states are required to implement these directives through national legislation. If an EU member state fails to adopt such directives, the European Commission may take action, including referral to the European Court of Justice, to enforce the directives.

     In 1990, the EU issued the Services Directive requiring each EU member state to abolish existing monopolies in telecommunications services, with the exception of Voice Telephony. The effect of the Services Directive was to permit the competitive provision of all services other than Voice Telephony, including value-added services and voice services within CUGs. However, as a consequence of local implementation of the Services Directive through the adoption of national legislation, there are differing interpretations as to the definition of prohibited Voice Telephony and permitted value-added and CUG services. Voice services which use leased lines for customer access, such as ViaCALL Plus, are permissible in all EU member states. The European Commission has generally taken a narrow view of the services classified as Voice Telephony declaring that voice services may not be reserved to the ITOs if (i) dedicated customer access is used to provide the service, (ii) the service confers new value-added benefits on users (such as alternative billing methods) or (iii) calling is limited by a service provider to a group having legal, economic or professional ties.

     Notwithstanding the Services Directive, Greece, Ireland, Portugal and Spain, each of which has a less developed network, and Luxembourg, which has a very small network, may, provided it is necessary to achieve a structural adjustment, delay the abolition of the Voice Telephony monopoly until 2003 and 2000, respectively. Spain volunteered to implement the Services Directive by 1998, but certain Spanish officials have recently indicated that they may reconsider this decision and postpone the abolition of the Voice Telephony monopoly.

     In March 1996, the EU adopted the Full Competition Directive containing two key provisions which required EU member states to allow the creation of alternative telecommunications infrastructures by July 1, 1996, and which reaffirmed the obligation of EU member states to abolish the ITOs' monopolies in Voice Telephony by 1998. The Full Competition Directive encouraged EU member states to accelerate liberalization of Voice Telephony. To date, Sweden, Finland, Denmark and the United Kingdom have liberalized facilities-based services to all routes. However, Greece, Ireland, Portugal, Spain and Luxem-bourg may apply to the European Commission to delay for up to 5 years the provisions of the Full Competition Directive relating to the liberalization of Voice Telephony or alternative infrastructures. Certain Spanish officials have indicated that Spain will apply for such derogation.

     Each EU member state in which the Company currently conducts its business has a different regulatory regime and such differences are expected to continue beyond January 1998. The requirements for the Company to obtain necessary approvals vary considerably from country to country. The Company believes that, to the extent required, it has either filed applications, received comfort letters or obtained licenses from the applicable regulatory authorities.

     United States. The Company's provision of international service to, from, and through the United States is subject to regulation by the FCC. Section 214 of the Communications Act requires a company to make application to, and receive authorization from, the FCC to, among other things, resell telecommunications services of other U.S. carriers with regard to international calls. In May 1994, the FCC authorized the Company pursuant to Section 214 of the Communications Act (the "Section 214 Switched Authorization") to resell public switched telecommunications services of other U.S. carriers. As previously noted, the FCC has also granted the Section 214 Private Line Authorization. The Section 214 Private Line Authorization requires that services be provided in a manner that is consistent with the laws of countries in which the Company operates. As described above, the Company's aggressive regulatory strategy could result in the Company's providing services that ultimately may be considered to be provided in a manner that is inconsistent with local law. If the FCC finds that the Company has violated the terms of the Section 214 Private Line Authorization, it could impose a variety of sanctions on the Company, including fines, additional conditions on the Section 214 Private Line Authorization, cease and desist or show cause orders or the revocation of the Section 214 Private Line Authorization, the latter of which is usually imposed only in the case of serious violations. The FCC has the authority to take the same action with respect to the Section 214 Switched Authorization. Depending upon the sanction imposed, such sanction could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Substantial Government Regulation".

     In order to conduct its business involving the origination and termination of calls in the United States, the Company must use leased lines. In October 1995, YYC Inc., a wholly owned subsidiary of the Company, obtained the Section 214 Private Line Authorization from the FCC to resell international private line service between the United States and the United Kingdom, with the private line interconnected to the PSTN, for the purpose of providing switched telecommunications services. The Company plans to seek FCC approval of the pro forma transfer of the Section 214 Private Line Authorization from YYC Inc. to the Company itself. The FCC restricts the use of the leased line between the United States and the United Kingdom to the handling of traffic that enters or exits the United Kingdom end of the leased line via the PSTN. The FCC currently prohibits the Company from using the leased line between the United States and the United Kingdom to carry to the United States any calls that originate on the European Network at switches outside of the United Kingdom. The FCC also prohibits the Company from using the leased line between the United States and the United Kingdom to carry United States-originated calls that will be handed off to the European Network for delivery to countries on the European continent. The FCC has imposed this prohibition because no continental EU member state offers US telecommunications service providers competitive opportunities that are "equivalent" to those available in the United States. To date, the FCC has found that only Canada, the United Kingdom and Sweden offer such opportunities. Following implementation of the Full Competition Directive by EU member states, the FCC may authorize the Company to originate and terminate traffic over the leased line between the United States and the United Kingdom and the European Network to additional member states if the FCC finds that they provide equivalent competitive opportunities. However, there can be no assurance that the FCC will find such equivalence.

     Latin America. The Company is subject to a different regulatory regime in each country in Latin American in which it conducts business. Local regulations determine issues significant to the Company's business, including whether it can obtain authorization to offer transmission of voice and voice band data directly or through callback. In general, competition is restricted in the region, with the result that the

Company's ability to offer such service is limited. Regulations governing enhanced services (such as facsimile and voicemail and data transmission) tend to be more permissive than those covering Voice Telephony.

     Some countries in Latin America oppose the provision of callback. The Latin American countries in which the Company conducts the greatest portion of its business are Brazil, Colombia and Argentina. In Brazil, callback is currently permissible but the Company has experienced opposition in the past and will likely experience such opposition in the future. In Colombia, the Ministry of Communications has stated that callback access is prohibited and has so notified the FCC. The Company does not believe that the Ministry of Communications has the requisite authority to regulate in this area, and this is the subject of litigation brought by a third party in the Colombian courts. At present, regulations appear to permit callback access in Argentina. However, the regulatory agency in Argentina has changed its position regarding callback access on several occasions in the past.

EMPLOYEES

     At June 30, 1996, the Company had 236 full-time employees, approximately 108 of whom were engaged in sales, marketing and customer service. None of the Company's employees are covered by a collective bargaining agreement. Management believes that the Company's relationship with its employees is good.

PROPERTIES

     The Company currently occupies approximately 6,000 square feet of office space in New York, New York, which serves as the Company's principal executive office. The lease has an annual rental obligation of approximately $174,300 and expires on January 31, 2001. The Company also leases an aggregate of approximately 17,850 square feet of office space at two sites in Omaha, Nebraska, which serve as the Company's operations center and its United States switching center. The lease terms of the two sites have an annual combined rental obligation of approximately $112,000 and expire on March 31, 1997 and July 31, 2000, respectively. The Company has a renewal option for two years on one of the sites, each year at a rent comparable to that paid during the initial term of the lease.

     The Company also leases office space in various cities in Europe where it maintains sales offices with annual rents ranging from $19,600 in Rome to $192,000 in Frankfurt (based on foreign currency exchange rates in effect as of June 30, 1996). The Company's aggregate annual rental obligations for its European properties is approximately $740,000 (based on foreign currency exchange rates in effect as of June 30, 1996).

LEGAL PROCEEDINGS

     On June 5, 1996, a French arbitration tribunal rendered a judgment against the Company in connection with a claim by an independent sales representative (the "Claimant") for alleged breach of contract and certain other claims. The Claimant requested total monetary damages of approximately $3 million and sought reinstatement as the Company's exclusive sales representative in France. Although the arbitration panel awarded the Claimant FF 4.3 million ($.86 million based on foreign currency exchange rates in effect as of July 31, 1996), the panel terminated the Claimant's sales agency. This award is subject to interest accruing at an annual rate of 6.5% commencing January 1995.

     On January 23, 1996, the Company's independent sales representative in Madrid (the "Spanish Representative") commenced an arbitration proceeding before the American Arbitration Association claiming a breach by the Company of a contract between the Spanish Representative and the Company relating to the improper termination of such agreement by the Company. The Spanish Representative is seeking $5.8 million in damages. On February 8, 1996, the Company obtained, in the Supreme Court of the State of New York, County of Nassau, an order to show cause bringing an application to stay the arbitration on the ground that the Company did not agree to arbitrate breach of contract disputes. The Court issued a temporary restraining order that stayed the arbitration proceeding pending determination of the motion. On February 29, 1996, the attorneys for the Spanish Representative removed the action pending in the Supreme Court of the State of New York to the United States District Court for the Eastern

District of New York and cross-moved for an order compelling arbitration. The Company believes that the dispute is not subject to arbitration and, in any event, that it has meritorious defenses against each of the claims alleged by the Spanish Representative. The Company intends to vigorously pursue all defenses available to it.

     The Company is also involved from time to time in other litigation incidental to the conduct of its business. The Company believes that the judgment rendered against it by the French arbitration panel and any potential adverse determination of the Spanish Representative or an adverse decision in any other pending action will not have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the directors and executive officers of the Company.

              NAME                 AGE                         POSITION
- ---------------------------------  ----  -----------------------------------------------------
Martin Varsavsky.................    36  President, Chief Executive Officer and Director
Michael J. Mahoney(1)............    37  Executive Vice President, Operations and Technology;
                                           Managing Director, Intercontinental and Director
Allan L. Shaw(2).................    32  Vice President, Finance; Chief Financial Officer and
                                           Director
Mark St. J. Courtney.............    37  European General Counsel and Secretary
Sheldon M. Goldman...............    36  United States General Counsel and Assistant Secretary
Paolo Di Fraia...................    35  European Finance Director
W. James Peet(1)(2)..............    41  Director
Paul G. Pizzani(1)(2)............    36  Director

- ---------------
(1) Member of the Company's Compensation Committee

(2) Member of the Company's Audit Committee

     Martin Varsavsky. Mr. Varsavsky, a founder of the Company, has served as its President and Chief Executive Officer and as a director since February 1991. Mr. Varsavsky also founded both Urban Capital Corporation, a commercial real estate development company, and Medicorp Sciences, a biotechnology company which conducts AIDS research, in 1985. Mr. Varsavsky is related by marriage to Mr. Juan Manuel Aisemberg, a principal stockholder of the Company.

     Michael J. Mahoney. Mr. Mahoney has served as the Company's Executive Vice President, Operations and Technology since July 1994 and Managing Director, Intercontinental since January 1996. Mr. Mahoney has served as a director of the Company since 1995. From August 1990 to June 1994, Mr. Mahoney was employed by SITEL Corporation, a telemarketing services company, most recently as President, Information Services Group. From August 1987 to August 1990, Mr. Mahoney was employed by URIX Corporation, a manufacturer of telecommunications hardware and software, in a variety of sales and marketing positions, most recently as the Director, Product Marketing.

     Allan L. Shaw. Mr. Shaw has served as the Company's Vice President, Finance and Chief Financial Officer since January 1996. Mr. Shaw has served as a director of the Company since June 1996. Prior to becoming the Company's Vice President, Finance and Chief Financial Officer, Mr. Shaw served as Corporate Controller of the Company from November 1994 to December 1995. From August 1987 to November 1994, Mr. Shaw was employed by Deloitte & Touche LLP, most recently as a Manager. Mr. Shaw is a Certified Public Accountant and a member of the American Institute, United Kingdom Society and New York State Society of Certified Public Accountants.

     Mark St. J. Courtney. Mr. Courtney has served as the Company's European General Counsel since August 1995 and as Secretary of the Company since March 1996. From December 1992 to July 1995, Mr. Courtney served as European and International Counsel for Legent, Inc., a software company, and from April 1991 to November 1992, Mr. Courtney served as Legal Counsel for ICL, Ltd., a U.K. hardware and computer services company. Mr. Courtney was employed by Lloyds Merchant Bank, a U.K. investment bank, from November 1985 to March 1991.

     Sheldon M. Goldman. Mr. Goldman has served as the Company's United States General Counsel since April 1996. From January 1987 to March 1996, Mr. Goldman was associated with the law firm of

Wien, Malkin & Bettex. Since March 1996, Mr. Goldman has been Of Counsel to the law firm of Brief Kesselman Knapp & Schulman, LLP.

     Paolo Di Fraia. Mr. Di Fraia has served as the Company's European Finance Director since January 1996. From November 1994 to December 1995, Mr. Di Fraia served as European Controller of the Company. From April 1989 to August 1994, Mr. Di Fraia was employed by Philip Crosby Associates, S.A. as European Controller.

     W. James Peet. Mr. Peet has served as a director of the Company since November 1995. He is Vice President of The Chatterjee Group, an affiliate of S-C V-Tel, a principal stockholder of the Company, and has been associated with The Chatterjee Group since August 1991. From June 1985 to July 1991, Mr. Peet was a management consultant employed by McKinsey & Company.

     Paul G. Pizzani. Mr. Pizzani has served as a director of the Company since April 1996. He is the Vice President of Finance and Business Planning of COMSAT International Ventures, a division of COMSAT Corporation, where he has been employed in various capacities since November 1985. COMSAT Investments, Inc., an affiliate of COMSAT Corporation, is a principal stockholder of the Company.

SENIOR MANAGEMENT

     Patrick Attallah. Mr. Attallah has served as the Company's Regional Director for Southern Europe since April 1996. From August 1995 to March 1996, Mr. Attallah served as the Company's Country Manager of France. Prior to joining the Company, Mr. Attallah was employed at Telemedia International, Ltd. from October 1994 to July 1995 as a senior account manager and was employed by Sprint International in various capacities from September 1989 to September 1994, most recently as the Indirect Sales Director in France.

     Alfredo Candal. Mr. Candal has served as the Company's Regional Manager for Latin America since January 1996 and as the Company's Latin American Business Development Manager from May 1995 to December 1995. Prior to such date, Mr. Candal served as the Company's Acting Country Manager for Italy from December 1994 to May 1995 and as Latin American specialist from October 1993 to December 1994.

     Alfred Heilbron. Mr. Heilbron became a consultant to the Company in May 1995 and, in this capacity, acts as the Company's Regional Director for Northern Europe. From October 1993 to April 1995, Mr. Heilbron acted as the Company's agent in Belgium through his wholly owned corporation, Across International Limited. For at least three years prior to becoming affiliated with the Company, Mr. Heilbron was self employed.

     Fred Hughes. Mr. Hughes has served as the Company's Vice President, Operations since July 1994. From August 1993 to July 1994, Mr. Hughes served as the Company's Director of Telephony. From January 1991 to August 1993, Mr. Hughes was President of Communications Services Group, a Connecticut-based voice and data communications consulting company. From August 1988 to January 1991, Mr. Hughes was Director of Engineering at Millicom Telecommunications Services, Inc.

     Larry Malone. Mr. Malone has served as the Company's Vice President of Carrier/Wholesale Sales since January 1995. From December 1987 to December 1994, Mr. Malone was employed by Republic Telcom Systems, a voice/data networking company, where he most recently served as Director of Sales.

     George Pieraccini. Mr. Pieraccini has served as the Company's Corporate Controller since January 1996. Mr. Pieraccini served as the Company's Assistant Controller from November 1994 until December 1995. From October 1991 to November 1994, Mr. Pieraccini was employed as an Audit Senior at Edward Isaacs & Company LLP, independent Certified Public Accountants. Mr. Pieraccini is a Certified Public Accountant and a member of the American Institute and the New York State Society of Certified Public Accountants.

     Phil Wilken. Mr. Wilken has served as the Company's Vice President of Operations since joining the Company in March 1996. From October 1995 to February 1996, Mr. Wilken was a private consultant in the telecommunications industry. Mr. Wilken was employed by CNA Insurance in various capacities from January 1983 to September 1995, beginning as a Manager in Network Management and, most recently, as an Assistant Vice President of Teleservices.

     The Company's Board of Directors is comprised of six directorships of which one is currently vacant. All directors of the Company currently hold office until the next annual meeting of stockholders of the Company or until their successors are elected and qualified. Prior to completion of the Offerings, the Board of Directors will be divided into three classes serving staggered, three-year terms. At each annual meeting of stockholders of the Company, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified. Messrs. Peet and Pizzani were elected to the Board of Directors pursuant to the terms of the COMSAT Shareholders Agreement and the S-C V-Tel Shareholders Agreement (each as herein defined), respectively. S-C V-Tel's right to nominate a director to the Company's Board of Directors terminates upon completion of the Offerings. See "-- Compensation Committee Interlocks and Insider Participation -- Shareholders Agreements." Executive officers hold office until their successors are chosen and qualified, subject to earlier removal by the Board of Directors and subject to the terms of any written agreements. See "-- Employment, Expatriate and Severance Agreements."

     The Board of Directors has established two committees, a Compensation Committee and an Audit Committee. The current members of the Compensation Committee are Messrs. Mahoney, Peet and Pizzani and the current members of the Audit Committee are Messrs. Peet, Pizzani and Shaw. The Compensation Committee reviews general policy matters relating to compensation and benefits of employees and officers of the Company and administers the Stock Incentive Plan. The Audit Committee, which was established in July 1996, will (i) recommend the appointment of a firm of independent accountants to audit the Company's financial statements, (ii) discuss the scope and results of the audit with the independent accountants, (iii) review with management and the independent accountants the Company's interim and year-end operating results, (iv) consider the adequacy of the internal controls and audit procedures of the Company and
(v) review the nonaudit services to be performed by the independent accountants.

     Currently, the Company's directors do not receive any cash compensation for their service on the Board of Directors. Following the completion of the Offerings, non-employee directors will be entitled to receive an annual fee of $12,000, a meeting fee of $1,000 for every board meeting attended and each committee meeting held separately and a $500 fee for each board meeting or committee meeting participated in by telephone. Directors who are also employees of the Company will not be separately compensated for serving on the Board of Directors. All directors will be reimbursed for out-of-pocket expenses. Under the Stock Incentive Plan, the Company may, from time to time and in the discretion of the Board of Directors, grant options to directors. See "-- Stock Incentive Plan."

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation for services in all capacities awarded to, earned by or paid to, the Company's Chief Executive Officer and the Company's other most highly compensated executive officers, whose aggregate cash and cash equivalent compensation exceeded $100,000 (the "Named Executives"), with respect to the last two fiscal years. The table also identifies the principal capacity in which each of the Named Executives served the Company at the end of 1995.

                                                       ANNUAL COMPENSATION
                                               -----------------------------------    LONG TERM COMPENSATION
                                                                         OTHER       ------------------------
                                                                         ANNUAL      RESTRICTED   SECURITIES
                                                                      COMPENSATION     STOCK      UNDERLYING
     NAME AND PRINCIPAL POSITION       YEAR    SALARY($)   BONUS($)      ($)(1)      AWARDS($)    OPTIONS(#)
- -------------------------------------  -----   ---------   --------   ------------   ----------   -----------
Martin Varsavsky,
  President and Chief Executive
  Officer............................   1995   $ 329,673   $100,000     $ 99,813            --           --
                                        1994     309,345    200,000           --            --           --
Alan L. Levy(2),
  Executive Vice President, Legal and
  Finance............................   1995     165,017    122,248      117,700       117,000(3)        --
                                        1994     111,250    150,000           --                     70,000
                                                                                            --
Ardean Cary(4),
  Executive Vice President, Marketing
  and Sales..........................   1995     110,029         --           --            --           --
                                        1994     123,000    100,000           --            --       35,000
Michael J. Mahoney(5),
  Executive Vice President,
  Operations and Technology; Managing
  Director, Intercontinental.........   1995     123,000    117,607       52,715            --       35,000
                                        1994      59,538     50,000           --            --       35,000

- ---------------
(1) The aggregate value of the perquisites and other personal benefits received by each Named Executive in 1994 and for Mr. Cary in 1995 have not been reflected for such year because the amount was below the Commission's required reporting threshold. The amounts reflected in this column for 1995 include (i) $35,880 of housing allowance expense and $47,500 of relocation expense reimbursement for Mr. Varsavsky, (ii) $38,667 of housing allowance expense for Mr. Levy and (iii) $23,834 of housing allowance expense for Mr. Mahoney.

(2) Mr. Levy ceased to be an executive officer of the Company effective July 31, 1996. See "-- Employment, Expatriate and Severance Agreements."

(3) Mr. Levy held a total of 30,000 shares of restricted Common Stock at December 31, 1995 having an aggregate market value on such date of approximately $117,000. As of such date, such shares were to vest ratably over the 36 month period ending December 31, 1997. Dividends, if any, paid with respect to vested shares of restricted stock would be paid directly to Mr. Levy. In connection with Mr. Levy's separation from the Company, the Company vested all unvested shares of restricted stock. See "-- Employment, Expatriate and Severance Agreements."

(4) Mr. Cary ceased to be an executive officer of the Company effective May 15, 1995.

(5) Mr. Mahoney began his employment with the Company in July 1994.

STOCK OPTION GRANTS

     The following table sets forth information regarding grants of options to purchase shares of Common Stock made by the Company during the year ended December 31, 1995 to each Named Executive. No SARs were granted to these individuals during 1995.

                             OPTION GRANTS IN 1995

                                          INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE
                        ------------------------------------------------------        VALUE AT ASSUMED
                        NUMBER OF     PERCENT OF                                   ANNUAL RATES OF STOCK
                        SECURITIES   TOTAL OPTIONS                                 PRICE APPRECIATION FOR
                        UNDERLYING    GRANTED TO       EXERCISE                        OPTION TERM(3)
                         OPTIONS     EMPLOYEES IN       PRICE       EXPIRATION     ----------------------
         NAME           GRANTED(#)      1995(1)      ($/SHARE)(2)      DATE         (5%)          (10%)
- ----------------------  ----------   -------------   ------------   ----------     -------       --------
Martin Varsavsky......        --            --              --              --          --             --
Alan L. Levy..........        --            --              --              --          --             --
Ardean Cary...........        --            --              --              --          --             --
Michael J. Mahoney....    35,000(4)       13.4%         $ 3.90      01/01/2005     $85,844       $217,546

- ---------------
(1) The Company granted options to purchase a total of 261,500 shares of Common Stock in 1995.

(2) The exercise price was equal to the fair market value of the shares of Common Stock underlying the options on the grant date as determined by the Board of Directors.

(3) Amounts reported in these columns represent amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5.0% and 10.0%) on the Common Stock over the term of the options. These assumptions are based on rules promulgated by the Commission and do not reflect the Company's estimate of future stock price appreciation. Actual gains, if any, on the stock option exercises and Common Stock holdings are dependent on the timing of such exercises and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the option holder.

(4) In the event of certain Corporate Transactions (as defined herein), all unvested stock options become exercisable, unless assumed by the successor corporation or its parent company. See "-- Stock Incentive Plan."

     Since January 1, 1996, the Company has granted, pursuant to the terms of the Stock Incentive Plan, options to purchase an aggregate of 840,940 shares of Common Stock exercisable at a price of $3.90 per share. Current executive officers to whom options have been granted during 1996 are as follows: Michael
J. Mahoney, 200,000 options; Allan L. Shaw, 30,000 options; Mark St. J. Courtney, 30,000 options; Paolo Di Fraia, 30,000 options; and Sheldon M. Goldman, 20,000 options.

OPTION EXERCISES AND YEAR-END VALUE TABLE

     The following table sets forth information regarding the exercise of stock options during fiscal 1995 and the number and year-end value of unexercised options held at December 31, 1995, by each of the Named Executives. No stock options or SARs were exercised by the Named Executives during fiscal 1995.

                   AGGREGATE OPTION EXERCISES IN FISCAL 1995
                     AND FISCAL 1995 YEAR-END OPTION VALUES

                                              NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                             UNDERLYING UNEXERCISED              "IN-THE-MONEY"
                                                OPTIONS AT FISCAL              OPTIONS AT FISCAL
                                                   YEAR-END(#)                    YEAR-END($)
                   NAME                     EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE(1)
- ------------------------------------------  -------------------------     ----------------------------
Martin Varsavsky..........................             0/0                            $0/$0
Alan L. Levy..............................        46,003/27,223                   71,284/38,384
Ardean Cary...............................        20,417/0                        28,788/0
Michael J. Mahoney........................        31,110/38,890                   26,046/23,304

- ---------------
(1) Options are "in-the-money" if the fair market value of the underlying securities exceeds the exercise price of the options. The amounts set forth represent the difference between $3.90 per share, the fair market value of the Common Stock issuable upon exercise of options at December 31, 1995 (as determined by the Board of Directors), and the exercise price of the option, multiplied by the applicable number of options.

EMPLOYMENT, EXPATRIATE AND SEVERANCE AGREEMENTS

     On September 30, 1993, the Company entered into an employment agreement with Martin Varsavsky pursuant to which Mr. Varsavsky agreed to serve full time as Chief Executive Officer of the Company for an annual base salary of $350,000, payable in accordance with the Company's payroll practices then in effect, less any applicable withholding or payroll deductions. In addition to his annual salary, Mr. Varsavsky is eligible for an annual bonus determined by the Compensation Committee and is also eligible for additional bonuses and such other incentive compensation programs available generally to executive officers. Pursuant to an April 5, 1994 amendment to Mr. Varsavsky's employment agreement, the term of such agreement extends until the earlier of (i) April 4, 1997, (ii) the date on which neither COMSAT nor S-C V-Tel beneficially owns at least 10.0% (subject to certain adjustments) of the issued and outstanding Common Stock on a fully diluted basis and (iii) the agreement's termination in accordance with its terms. If Mr. Varsavsky's employment is terminated prior to such date by reason of disability, he will receive a severance payment equal to one year's base salary. If the Company terminates Mr. Varsavsky's employment with or without cause during the term of his employment, the Company is required to give him 30 days' prior written notice and is required to pay his base salary for the notice period. If the Company terminates Mr. Varsavsky's employment without cause and Mr. Varsavsky agrees to be bound by certain non-competition obligations, then the Company must pay Mr. Varsavsky the salary to which he otherwise would have been entitled through September 30, 1996.

     In August 1995, the Company entered into an expatriate agreement with Michael J. Mahoney, pursuant to which Mr. Mahoney agreed to continue as the Company's Executive Vice President, Operations and Technology for an annual base salary of $165,000. In addition to his base salary, Mr. Mahoney is eligible for bonuses, based on operating, business and financial objectives, as well as qualitative objectives, and other forms of compensation which are generally available to other senior and executive managers. Mr. Mahoney's employment is guaranteed through September 30, 1996. If Mr. Mahoney's employment is terminated other than voluntarily by Mr. Mahoney, as a result of his death or for Cause (as defined in his expatriate agreement), the Company is required to pay Mr. Mahoney his salary through September 30, 1996. In addition, if following a "change of control" (as defined in the agreement) Mr. Mahoney's position is eliminated or he elects to leave because the Company has reduced or altered his position, Mr. Mahoney will be entitled to receive six months salary. Pursuant to the terms of his expatriate agreement, Mr. Mahoney was compensated for certain costs attributable to his relocation to and assignment in London and his repatriation to New York. For purposes of such expatriate agreement, a "change of control" is deemed to have occurred if: (i) there has been a merger or consolidation in which the Company is not the surviving entity, other than a transaction the principal purpose of which is to change the Company's name or state of incorporation; (ii) the Company sells, transfers or otherwise disposes of all or substantially all of its assets; (iii) there has occurred a reverse merger in which the Company is the surviving entity but in which the Company's stockholders immediately prior to such merger do not hold (by virtue of their shares in the Company held immediately prior to such transaction) securities of the Company representing more than 51.0% of the total voting power of the Company immediately after such transaction.

     The Company has entered into a severance agreement, dated July 30, 1996, with Alan L. Levy, the Company's former Executive Vice President, Legal and Finance, pursuant to which the Company agreed (i) to make semi-monthly payments, in the amount of $6,875, to Mr. Levy through January 15, 1997 and a lump sum payment to him, in the amount of $89,375, on January 31, 1997, in each instance for consulting services, (ii) to accelerate the vesting of approximately 16,700 restricted shares of Common Stock and options to purchase approximately 9,700 shares of Common Stock so that Mr. Levy would be fully vested in options to purchase 73,226 shares of Common Stock at an average exercise price of $2.40 per share and 80,000 shares of Common Stock, each granted pursuant to the Stock Incentive Plan, and (iii) to file an S-8 Registration Statement covering such shares of restricted stock and the shares of Common Stock underlying such options no later than October 31, 1996. In exchange for the foregoing, Mr. Levy agreed to certain provisions, including non-solicitation and confidentiality covenants.

STOCK INCENTIVE PLAN

     The Company has adopted the 1993 Flexible Stock Incentive Plan (the "Stock Incentive Plan") under which "non-qualified" stock options ("NQSOs") to acquire shares of Common Stock may be granted to employees, directors and consultants of the Company and "incentive" stock options ("ISOs") to acquire shares of Common Stock may be granted to employees and directors. The Stock Incentive Plan also provides for the grant of SARs and shares of restricted stock to the Company's employees, directors and consultants.

     The Stock Incentive Plan provides for the issuance of up to a maximum of 1,750,000 shares of Common Stock and is currently administered by the Compensation Committee. Under the Stock Incentive Plan, the option price of any ISO may not be less than the fair market value of a share of Common Stock on the date on which the option is granted. The option price of an NQSO may be less than the fair market value on the date the NQSO is granted if the Compensation Committee so determines. An ISO may not be granted to a "ten percent stockholder" (as such term is defined in Section 422A of the Code) unless the exercise price is at least 110.0% of the fair market value of the Common Stock and the term of the option may not exceed five years from the date of grant. Each option granted pursuant to the Stock Incentive Plan is evidenced by a written agreement executed by the Company and the grantee, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common Stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in such agreement. The maximum term of each stock option granted to persons other than ten percent stockholders is ten years from the date of grant.

     For options to qualify as ISOs, the aggregate fair market value, determined on the date of grant, of the shares with respect to which the ISOs are exercisable for the first time by the grantee during any calendar year may not exceed $100,000. Payment by option holders upon exercise of an option may be made in cash or, with the consent of the Compensation Committee, in whole or in part, (i) with shares of

Common Stock, (ii) by irrevocable direction to an approved securities broker to sell shares and deliver all or a portion of the proceeds to the Company, (iii) by delivery of a promissory note with such provisions as the Compensation Committee determines appropriate or (iv) in any combination of the foregoing. In addition, the Compensation Committee, in its sole discretion, may authorize the surrender by an optionee of all or part of an unexercised stock option and authorize a payment in consideration thereof of an amount equal to the difference between the aggregate fair market value of the shares of Common Stock subject to such stock option and the aggregate option price per share of such Common Stock. In the Compensation Committee's discretion, such payment may be made in cash, shares of Common Stock with a fair market value on the date of surrender equal to the payment amount or some combination thereof.

     The Stock Incentive Plan provides that outstanding options, restricted shares of Common Stock or SARs vest in their entirety and become exercisable, or with respect to restricted stock, are released from restrictions on transfer and repurchase rights, in the event of a "Corporate Transaction." For purposes of the Stock Incentive Plan, a Corporate Transaction includes any of the following stockholder-approved transactions to which the Company is a party: (i) a merger or consolidation in which the Company is not the surviving entity, other than a transaction the principal purpose of which is to change the state of the Company's incorporation, or a transaction in which the Company's stockholders immediately prior to such merger or consolidation hold (by virtue of securities received in exchange for their shares in the Company) securities of the surviving entity representing more than 50.0% of the total voting power of such entity immediately after such transaction; (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company unless the Company's stockholders immediately prior to such sale, transfer or other disposition hold (by virtue of securities received in exchange for their shares in the Company) securities of the purchaser or other transferee representing more than 50.0% of the total voting power of such entity immediately after such transaction; or (iii) any reverse merger in which the Company is the surviving entity but in which the Company's stockholders immediately prior to such merger do not hold (by virtue of their shares in the Company held immediately prior to such transaction) securities of the Company representing more than 50.0% of the total voting power of the Company immediately after such transaction. As of July 31, 1996, options to purchase 1,302,949 shares of Common Stock were outstanding under the Stock Incentive Plan at exercise prices ranging from $.50 to $3.90 per share.

     Promptly after the completion of the Offerings, the Company intends to file with the Commission a Registration Statement on Form S-8 covering the restricted shares of Common Stock and the shares of Common Stock underlying options granted under the Stock Incentive Plan. This registration statement will become effective immediately upon filing with the Commission. See "Shares Eligible for Future Sale."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors did not have a Compensation Committee prior to its establishment in January 1996. As a result, the entire Board of Directors, including Messrs. Varsavsky, Levy and Mahoney, made all determinations concerning compensation of executive officers. The current members of the Compensation Committee are Messrs. Mahoney, Peet and Pizzani. None of the executive officers of the Company currently serves on the compensation committee of another entity or any other committee of the board of directors of another entity performing functions similar to the Compensation Committee. No interlocking relationships exist between the Company's Board of Directors or its Compensation Committee and the board of directors or compensation committee of any other company.

     Shareholders Agreements. S-C V-Tel and Mr. Varsavsky are parties to a shareholders' agreement (the "S-C V-Tel Shareholders Agreement") pursuant to which S-C V-Tel has certain rights relating to the appointment of one member of the Board of Directors, a member of the Board of Directors' Executive Committee, if any such committee is established, and the agreement of Mr. Varsavsky to cause the Board of Directors not to take any Major Action (as defined therein) without the consent of S-C V-Tel. The S-C V-Tel Shareholders Agreement and all of the rights and obligations of the parties to the agreement terminate upon consummation of the Offerings.

     On April 5, 1994, Mr. Varsavsky, Juan Manuel Aisemberg and COMSAT entered into a shareholders' agreement (as subsequently amended, the "COMSAT Shareholders Agreement"), which contains similar terms to those contained in the S-C V-Tel Shareholders Agreement, except with respect to COMSAT's rights regarding the nomination of directors to the Company's Board of Directors and COMSAT's rights regarding participation in sales of shares of Common Stock by Mr. Varsavsky. Pursuant to the terms of the COMSAT Shareholders Agreement, so long as COMSAT beneficially owns at least 10.0% (subject to certain adjustments) of the issued and outstanding shares of Common Stock on a fully diluted basis, COMSAT is entitled to representation on the Company's Board of Directors in proportion to its percentage ownership of Common Stock, subject to a minimum of one seat, and to designate one member of an Executive Committee of the Board of Directors, if any such committee is established. In addition, in certain instances, if Mr. Varsavsky proposes to sell 10.0% or more of the shares of Common Stock which he owns, COMSAT has the right to sell its shares of Common Stock in such a transaction on a pro rata basis for the same consideration per share and on the same terms as Mr. Varsavsky. COMSAT's right to representation on the Board of Directors and the Executive Committee and its rights regarding participation in sales of Common Stock survive the completion of the Offerings.

     Voting Agreement. S-C V-Tel and COMSAT are parties to a voting agreement (the "Voting Agreement"), pursuant to which, at all times that either S-C V-Tel or COMSAT is entitled to nominate directors to the Company's Board of Directors, the other party is required to vote its respective shares of Common Stock in favor of the first party's nominees. The Voting Agreement remains in effect until the earlier of the dissolution of the Company or the date on which either S-C V-Tel or COMSAT no longer owns any shares of Common Stock. See "Certain Transactions -- S-C V-Tel Investments, L.P." and "Certain Transactions -- COMSAT Investments, Inc." for a description of the registration rights held by each of S-C V-Tel and COMSAT.

                              CERTAIN TRANSACTIONS

S-C V-TEL INVESTMENTS, L.P.

     Pursuant to the terms of a stock purchase agreement, dated September 30, 1993 (as subsequently amended, the "S-C V-Tel Stock Purchase Agreement"), S-C V-Tel purchased 2,543,298 shares of Common Stock on October 1, 1993 and 4,108 shares of Common Stock on December 15, 1993 for an aggregate purchase price of $5 million (the "S-C V-Tel Shares"). In connection with the purchase of the S-C V-Tel Shares, for consideration in the aggregate amount of $1,000, S-C V-Tel acquired certain warrants to purchase shares of Common Stock. Such warrants expired on October 15, 1995.

     The terms of the S-C V-Tel Stock Purchase Agreement provide, among other things, that at any time six months after the date of effectiveness of the Registration Statement of which this Prospectus forms a part, S-C V-Tel has the right to demand registration under the Securities Act of the S-C V-Tel Shares. Such demand right must be exercised for at least 30.0%, and no more than 70.0%, of the S-C V-Tel Shares then owned by S-C V-Tel. No earlier than six months after the effective date of its first demand registration, S-C V-Tel may request a second demand registration for any remaining S-C V-Tel Shares. The expenses of such demand registrations, excluding any underwriter's commissions and discounts relating to the sale of the S-C V-Tel Shares, will be paid by the Company. In addition, if the Company proposes to register any of its securities under the Securities Act at any time after the effectiveness of the Registration Statement of which this Prospectus forms a part, S-C V-Tel will have the right, on up to four occasions, to include in such registration a maximum of 33 1/3% of the S-C V-Tel Shares it then owns. The expenses of any such "piggy-back" registration, excluding any underwriter's commissions and discounts relating to the sale of the S-C V-Tel Shares and the fees and disbursements of S-C V-Tel's legal counsel, will be paid by the Company.

     As of June 30, 1996, S-C V-Tel is entitled to sell or transfer any of the S-C V-Tel Shares, without the consent of the Company, provided that the transferee is not in competition with, or does not otherwise have interests adverse to, the Company.

     Prior to an initial public offering or sale of all or substantially all of the assets of the Company or a merger in which the Company is not the surviving entity, S-C V-Tel has certain rights of first offer on proposed private offerings of securities by either the Company or any of its subsidiaries and has certain rights to invest, together with COMSAT, in any joint venture proposed by the Company. S-C V-Tel also has the right to request that the Company sell all or substantially all of its assets or merge into another person or entity or effect an initial public offering, if the Company has not consummated an initial public offering or sale or merger of the Company on or prior to June 30, 1997. Such rights of S-C V-Tel will terminate upon the effective date of the Registration Statement of which this Prospectus forms a part. See
"Management -- Compensation Committee Interlocks and Insider
Participation -- Shareholders Agreements" for a description of certain voting rights held by S-C V-Tel.

COMSAT INVESTMENTS, INC.

     Pursuant to the terms of a stock purchase agreement, dated April 5, 1994 (as subsequently amended, the "COMSAT Purchase Agreement"), COMSAT purchased 3,210,808 shares of Common Stock for a purchase price of $8.0 million (the "COMSAT Shares"). In connection with the purchase of the COMSAT Shares, for consideration in the aggregate amount of $1,000, COMSAT acquired certain warrants to purchase shares of Common Stock. Such warrants expired on October 15, 1995.

     Pursuant to the terms of the COMSAT Purchase Agreement, COMSAT has been granted the same demand and piggyback registration rights as S-C V-Tel. The COMSAT Purchase Agreement further provides that COMSAT may not transfer any COMSAT Shares to any transferee without first offering such shares to the Company if, following such transfer, such transferee would own 20.0% or more of the then outstanding shares of Common Stock. In addition, COMSAT has agreed that it will not acquire more than 30.0% of the shares of Common Stock outstanding at any time except in certain circumstances relating to changes in the percentage of the outstanding Common Stock owned by Mr. Varsavsky. Such 30.0% limitation does not apply to shares of Common Stock acquired by COMSAT pursuant to any exercise of its right of first offer described below.

     Prior to an initial public offering or sale of all or substantially all of the assets of the Company or a merger in which the Company is not the surviving entity, COMSAT has certain rights of first offer on proposed private offerings of securities by either the Company or any of its subsidiaries, certain rights to invest in any joint venture proposed by the Company and certain rights of first offer if S-C V-Tel demands a sale of the Company. Such rights of COMSAT will terminate upon the effective date of the Registration Statement of which this Prospectus forms a part. See "Management -- Compensation Committee Interlocks and Insider Participation -- Shareholders Agreements" for a description of certain voting rights held by COMSAT.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of August 1, 1996, before and after giving effect to the Offerings, by (i) each person known by the Company to own beneficially 5.0% or more of the Company's outstanding shares of Common Stock,
(ii) each director of the Company, (iii) each of the Named Executives, and (iv) all current executive officers and directors of the Company, as a group. All information with respect to beneficial ownership has been furnished to the Company by the respective stockholders of the Company.

                                    SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                    OWNED PRIOR TO THE                    OWNED AFTER THE
                                       OFFERINGS(1)                       OFFERINGS(1)(2)
                              -------------------------------     -------------------------------
            NAME                NUMBER                PERCENT       NUMBER                PERCENT
- ----------------------------- -----------             -------     -----------             -------
Martin Varsavsky(3)
Parque Empresarial Edificio
  2,
c/o Beatriz De Bobadilla
14,5  Ofic. B
Madrid, Spain................   7,540,000               36.7%       7,540,000                   %
COMSAT Investments, Inc.
6560 Rock Spring Drive
Bethesda, MD 20817...........   3,210,808(4)            15.6        3,210,808(4)
S-C V-Tel Investments, L.P.
888 Seventh Avenue
New York, NY 10106...........   2,547,406(4)            12.4        2,547,406
Juan Manuel Aisemberg(3)
Callao 1801, Buenos Aires,
Argentina 1024...............   1,389,110                6.8        1,389,110
Michael J. Mahoney...........      98,610(5)               *           98,610(5)               *
Alan L. Levy.................     153,226(6)               *          153,226(6)               *
Ardean Cary..................      20,417(7)               *           20,417(7)               *
Allan L. Shaw................      12,222(7)               *           12,222(7)               *
W. James Peet................          --                 --               --                 --
Paul G. Pizzani..............          --                 --               --                 --
All directors and executive
  officers as a group (8
  persons)...................   7,667,222               37.3        7,667,222                 --

- ---------------
  * Represents beneficial ownership of less than 1.0% of the outstanding shares of Common Stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of August 1, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

 (2) Assumes no exercise of the Underwriters' over-allotment option.

 (3) Mr. Varsavsky and Mr. Aisemberg are related by marriage.

 (4) Does not include 11,476,516 and 10,750,808 shares of Common Stock, respectively, which COMSAT and S-C V-Tel may be deemed to beneficially own as a result of certain voting arrangements contained in the Voting Agreement, the COMSAT Shareholders Agreement and the S-C V-Tel Shareholders Agreement. The S-C V-Tel Shareholders Agreement will terminate upon completion of the Offerings. See "Management -- Compensation Committee Interlocks and Insider Participation -- Voting Agreement" and
     "Management -- Compensation Committee Interlocks and Insider
     Participation -- Shareholders Agreements."

 (5) Includes vested options to purchase 48,610 shares of Common Stock which options were granted pursuant to the Stock Incentive Plan.

 (6) Includes vested options to purchase 73,326 shares of Common Stock which options were granted pursuant to the Stock Incentive Plan.

 (7) Represents vested options to purchase shares of Common Stock which options were granted pursuant to the Stock Incentive Plan.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Effective upon completion of the Offerings, the Company's authorized capital stock will consist of (i) 50.0 million shares of Common Stock, par value $.01 per share (the "Common Stock"), and (ii) 1.0 million shares of Preferred
Stock, par value $.01 per share (the "Preferred Stock"), of which        shares
of Common Stock and no shares of Preferred Stock will be issued and outstanding. As of August 1, 1996, there were 17 holders of record of 16,204,202 outstanding shares of Common Stock and 2 holders of record of 4,357,270 outstanding shares of Class A Common Stock.

     The statements under this caption are brief summaries of certain material provisions of the Certificate of Incorporation, as amended, the Bylaws, the Indenture and a Registration Rights Agreement, dated December 15, 1994, among the Company, Martin Varsavsky and Juan Manuel Aisemberg (the "Founding Shareholders") and Morgan Stanley & Co. Incorporated (the "Registration Rights Agreement"), each of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. Such summaries do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, such documents.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50.0% of the shares voting for the election of directors can elect all of the directors if they choose to do so; in such event, the holders of the remaining shares of Common Stock will not be able to elect any person to the Board of Directors. Subject to the rights of the holders of shares of any series of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. See "Dividend Policy." Holders of shares of Common Stock have no preemptive, conversion, redemption, subscription or similar rights. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of shares of Common Stock are entitled to share ratably in the assets of the Company which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities of the Company and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of Preferred Stock. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby when issued will be, upon payment therefor, validly issued, fully-paid and nonassessable.

     Delaware law does not require stockholder approval for any issuance of authorized shares of Common Stock. Such authorized and unissued shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of unissued and unreserved Common Stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's current management and possibly deprive the stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

     At present there is no established trading market for the Common Stock. The Company has filed an application to have the Common Stock approved for quotation on the Nasdaq National Market under the proposed symbol "VYTL."

PREFERRED STOCK

     Prior to completion of the Offerings, the Certificate of Incorporation, as amended, of the Company will be amended and restated to authorize the Board of Directors of the Company to issue from time to time up to one million shares of Preferred Stock in one or more series and to fix the rights, designations, preferences, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without any further action by the stockholders of the Company. The issuance of Preferred Stock with voting rights could have an adverse affect on the voting power of holders of Common Stock by increasing the number of outstanding shares having voting rights. In addition, if the Board of Directors authorizes Preferred Stock with conversion rights, the number of shares of Common Stock outstanding could potentially be increased up to the authorized amount. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. Any such issuance could also have the effect of delaying, deterring or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. The Board of Directors does not presently intend to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION, BYLAWS AND INDENTURE

     The Company's Certificate of Incorporation, as amended, provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of his fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

     The Company's Bylaws require the Company to indemnify any legal representative, director or officer of the Company or any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, to the fullest extent authorized by the DGCL. The Company has obtained officers' and directors' liability insurance of $10 million for members of its Board of Directors and executive officers. In addition to the indemnification provided in the Company's Certificate of Incorporation, as amended, and Bylaws, the Company has entered into agreements to indemnify its directors and officers from and against any Expenses (as defined in the indemnity agreement) incurred by such person in connection with investigating, defending, serving as a witness in, participating in (including on appeal), or preparing for any of the foregoing in any threatened, pending or contemplated action, suit, or proceeding (including an action by or in the right of the Company), or any inquiry, hearing or investigation, to the fullest extent permitted by law, as such law may be amended or interpreted (but only to the extent that such amendment or interpretation provides for broader indemnification rights). The indemnity agreement contains certain provisions to ensure that the indemnitee receives the benefits contemplated by the indemnity agreement in the event of a "change in control" (as defined in the indemnity agreement) such as the establishment and funding of a trust in an amount sufficient to satisfy any and all expenses reasonably anticipated to be incurred by the indemnitee in connection with investigating, preparing for, participating in and/or defending a proceeding.

     Prior to completion of the Offerings, the Company's Certificate of Incorporation, as amended, and Bylaws will be amended and restated to include certain provisions which are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of directors and management more difficult.

     The Certificate of Incorporation, as amended and restated, will provide that the Company's Board of Directors will be divided as equally as possible into three classes serving staggered three-year terms. The Company's Bylaws will be amended to include restrictions on who may call a special meeting of stockholders and to establish advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. In general, notice must be received by the Company not less than 120 days prior to the meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

     The Indenture provides that upon the occurrence of a "Change of Control" (as defined in the Indenture), the Company will be required to make a Change of Control Offer (as defined in the Indenture) to purchase all of the Notes issued and then outstanding under the Indenture at a purchase price equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase. Under the Indenture, a Change of Control is deemed to occur when (i) a person or group, other than certain existing stockholders, becomes the beneficial owner of more than 30.0% of the total voting power of the then outstanding voting stock of the Company on a fully diluted basis and such ownership is greater than the amount of voting stock on a fully diluted basis held by the existing stockholders on such date or (ii) individuals who at the beginning of any period of two consecutive calendar years constituted the Board of Directors (together with any new directors whose election to the Board of Directors or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then still in office who either were members of the Board of Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; provided, however, that in the case of clause (i) above, a Change of Control will not be deemed to have occurred if a group becomes the ultimate beneficial owner of more than 30.0% of the total voting power of the then outstanding voting stock of the Company on a fully diluted basis so long as a majority of the voting power of the voting stock of the Company beneficially owned by such group is beneficially owned by the existing stockholders.

DELAWARE ANTI-TAKEOVER LAW

     As a Delaware corporation, the Company is subject to the DGCL, including
Section 203. Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15.0% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10.0% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) prior to the date the interested stockholder becomes an interested stockholder, the business combination or the transaction by which the stockholder becomes an interested stockholder is approved by the corporation's board of directors, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder held at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced (other than stock held by directors who are also officers or by certain employee stock plans) or (iii) the business combination is approved by a majority of the board of directors and at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

RIGHTS AND OBLIGATIONS TO SELL

     Pursuant to the terms of the Registration Rights Agreement, in the event that, prior to the earlier of the third anniversary of the closing of the Unit Offering (December 21, 1997) and the effective date of an initial public offering of the Common Stock, either or both of the Founding Shareholders, in one or more related transactions, sell 20.0% or more of the aggregate number of shares of Common Stock beneficially owned by them to any "person" or "group" (within the meaning of Section 13(d) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), Holders (as defined in the

Registration Rights Agreement) will have the right to sell a percentage, equal to the percentage of beneficially owned shares of Common Stock sold by the Founding Shareholders, of their shares of Common Stock to such person or group on the same terms and conditions as the Founding Shareholders. In the event that, prior to the earlier of the third anniversary of the closing of the Unit Offering (December 21, 1997) and the effective date of an initial public offering of the Common Stock, each of the Founding Shareholders sells all of the shares of Common Stock beneficially owned by them (in a bona fide third party transaction) to any person or group (within the meaning of Section 13(d) or 14(d)(2) of the Exchange Act), the Founding Shareholders may require Holders of shares of Class A Common Stock to sell all of their shares of Class A Common Stock to such person or group, on the same terms and conditions as the Founding Shareholders; provided that such Holders shall not be required to sell their shares of Class A Common Stock unless such Holders shall receive, in consideration therefor, cash (in U.S. dollars) or securities traded on a nationally recognized stock exchange or automated quotation system in the United States. In the event of any merger, acquisition or consolidation of the Company in which Holders receive any unregistered security of any entity in exchange for their Registrable Securities (as defined in the Registration Rights Agreement), the rights referred to in the immediately preceding sentence remain in effect, except that such rights relate to such securities of such entity that are received by such Holders of Registrable Securities. The Founding Shareholders are required to give Holders of the shares of Class A Common Stock 60 days' notice of any sale by the Founding Shareholders contemplated by this paragraph.

REGISTRATION RIGHTS

     Pursuant to the Registration Rights Agreement, the Company is required, subject to certain limitations and upon the written request of the Holders of Registrable Securities, together with any holders of Common Stock, representing in the aggregate at least 15.0% or more of the outstanding Common Stock, to file and use its best efforts to cause to become effective under the Securities Act a registration statement with respect to resales of such shares of Common Stock. The Holders of Registrable Securities may make such a request at any time or from time to time (unless a registration statement by the Company has been declared effective during the preceding 180 days) 180 days after the Company completes an initial public offering of Common Stock; provided that in no event may the Holders of Registrable Securities make more than three such requests. If specified by the Holders of the Registrable Securities to be registered, the Company shall cause to be filed a shelf registration statement and shall use its best efforts to keep such shelf registration statement continuously effective for up to one year. In addition, after a public offering of shares of Common Stock by the Company, Holders of the Registrable Securities are entitled, subject to certain limitations, to include their Registrable Securities in a registration of shares of Common Stock initiated by the Company or other selling stockholders. In the event the aggregate number of Registrable Securities which the Holders request the Company to include in any such registration, together with the shares of Common Stock to be sold by the Company and by any selling stockholders participating in such registration, exceeds the number of shares which, in the opinion of the managing underwriter, can be sold in such offering without materially affecting the offering price of such shares, the number of Registrable Securities of each such Holder and the shares of Common Stock held by such selling stockholders to be included in such registration will be reduced pro rata based on the aggregate number of shares of Common Stock for which registration has been so requested.

     Holders of Registrable Securities are required, to the extent they do not participate in an initial public offering, not to transfer their Registrable Securities for a period of 180 days following such initial public offering. The Company is also obligated to cause the Registrable Securities to be listed on a recognized securities exchange as soon as practicable after the third anniversary of the closing of the Unit Offering (December 21, 1997).

     The Registration Rights Agreement contains customary provisions whereby the Company and the Holders of Registrable Securities indemnify and agree to contribute to the other with regard to losses caused by the misstatement of any information required to be provided in a registration statement filed under the Securities Act. The Registration Rights Agreement requires the Company to pay the expenses associated with any registration, other than sales, discounts, commissions, transfer taxes and expenses to be paid by underwriters or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is
          , whose address is                               .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offerings, there has been no public market for the Common Stock. Sales of a substantial amount of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock prevailing from time to time in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities in the future.

     Upon completion of the Offerings, the Company will have approximately
          shares of Common Stock outstanding (          if the Underwriters'
over-allotment option is exercised in full), including           shares of
Common Stock offered hereby (          if the Underwriters' over-allotment
option is exercised in full) and 20,561,472 "restricted" shares of Common Stock. Of the restricted shares held by persons other than "affiliates" of the Company within the meaning of Rule 144, 1,386,878 shares of Common Stock are currently eligible for sale under Rule 144, as currently in effect, and an additional 4,357,270 shares of Common Stock will be eligible for sale under Rule 144, as currently in effect, beginning in December 1997.

     The shares of Common Stock offered in the Offerings will be freely tradeable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company within the meaning of Rule
144. The holders of restricted shares generally will be entitled to sell these shares in the public securities market without registration under the Securities Act to the extent permitted by Rule 144 or any exemption under the Securities Act.

     In general, under Rule 144, as currently in effect, if two years have elapsed since the later of the date of acquisition of restricted shares from the Company or any "affiliate" of the Company, the holder is entitled to sell within any three-month period such number of shares of Common Stock that does not exceed the greater of 1.0% of the then outstanding shares of Common Stock or the average weekly trading volume of shares of Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, notice requirements and the availability of current public information about the Company. If three years have elapsed since the holder acquired the restricted shares from the Company or from any "affiliate" of the Company, and the holder is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale, such person will be entitled to sell such Common Stock in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. The Commission has proposed an amendment to Rule 144 to shorten each of the two and three year holding periods by one year. This proposal, if adopted, would increase the number of shares of Common Stock eligible for immediate sale following the expiration of the "lock-up period" described below.

     The Company and each of its directors and executive officers and certain other stockholders have entered into "lock-up" agreements with the Underwriters, providing that, subject to certain exceptions, they will not, for a period of days from the date of this Prospectus, without the prior written consent of Salomon Brothers Inc, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock, provided that the Company may issue and sell shares of Common Stock pursuant to the Stock Incentive Plan. See "Underwriting."

     Promptly after completion of the Offerings, the Company intends to file with the Commission a Registration Statement on Form S-8, covering the restricted shares of Common Stock and the shares of Common Stock underlying options granted under the Stock Incentive Plan. This registration statement will become effective immediately upon filing with the Commission. As a result, the shares of Common Stock so registered and acquired pursuant to the Stock Incentive Plan will be available for sale by non-affiliates in the public securities market without limitation and by affiliates, subject to the volume limitations of Rule 144.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement among the Company and the U.S. Underwriters (the "U.S. Underwriting Agreement"), the Company has agreed to sell to each of the U.S. Underwriters named below (the "U.S. Underwriters"), and each of the U.S. Underwriters, for whom Salomon Brothers Inc is acting as the U.S. representative (the "U.S. Representative"), has severally agreed to purchase from the Company the number of shares set forth opposite its name below:

                                                                          NUMBER
                             U.S. UNDERWRITERS                          OF SHARES
        ------------------------------------------------------------    ----------
        Salomon Brothers Inc........................................

                                                                        ----------
                  Total.............................................
                                                                        ============

     The Company has been advised by the U.S. Representative that the several U.S. Underwriters initially propose to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $          per share of Common Stock. The U.S. Underwriters may allow, and
such dealers may re-allow, a concession not in excess of $          per share of
Common Stock to other dealers. After the Offerings, the public offering price and such concessions may be changed.

     The Company has granted to the U.S. Underwriters and the international underwriters (the "International Underwriters" and, collectively with the U.S. Underwriters, the "Underwriters") an option, exercisable during the 30-day
period after the date of this Prospectus, to purchase up to           additional
shares of Common Stock from the Company at the price to public less the underwriting discount, solely to cover over-allotments. To the extent that the U.S. Underwriters and the International Underwriters exercise such option, each of the U.S. Underwriters and the International Underwriters, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's or International Underwriter's initial commitment.

     The Company has entered into an International Underwriting Agreement with the International Underwriters named therein, for whom Salomon Brothers International Limited, is acting as the representative (the "International Representative"), providing for the concurrent offer and sale of shares of Common Stock (in addition to the shares covered by the over-allotment option described above) outside the United States and Canada. Both the U.S. Underwriting Agreement and the International Underwriting Agreement provide that the obligations of the U.S. Underwriters and the International Underwriters are such that if any of the shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement, or by the International Underwriters pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Underwriters, as the case may be, pursuant to their respective agreements must be so purchased. The price to public and underwriting discount per share of Common Stock for the U.S. Offering and the International Offering will be identical. The closing of the International Offering is a condition to the closing of the U.S. Offering and the closing of the U.S. Offering is a condition to the closing of the International Offering.

     Each U.S. Underwriter has severally agreed that, as part of the
distribution of the           shares of Common Stock offered by the U.S.
Underwriters, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian

Person. Each International Underwriter has severally agreed that, as part of the
distribution of the           shares of Common Stock by the International
Underwriters, (i) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus relating to the International Offering to any person within the United States or Canada or to any United States or Canadian person.

     The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States" or "Canadian Person" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, and any estate or trust which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than the foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

     Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the U.S. Underwriters and the International Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount specified on the cover page of this Prospectus.

     Any offer of the shares of Common Stock in Canada will be made only pursuant to an exemption from the registration and qualification requirements in any jurisdiction in Canada in which such offer is made.

     The U.S. Underwriting Agreement provides that the Company will indemnify the U.S. Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the U.S. Underwriters may be required to make in respect thereof.

     The Company and each of its directors and executive officers and certain other stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or announce the offering of any shares of Common Stock, including any such shares beneficially or indirectly owned or controlled by the Company, or any securities convertible into, or exchangeable
or exercisable for, shares of Common Stock, for        days from the date of
this Prospectus, without the prior written consent of Salomon Brothers Inc, except for (i) shares issued in connection with any employee benefit or incentive plans of the Company existing on the date of this Prospectus, (ii) shares issued in respect of obligations existing before the date of this Prospectus and (iii) shares issued in connection with the Offerings.

     The U.S. Representative does not intend to confirm sales to any account over which it exercises discretionary authority.

     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiation among the Company, the U.S. Representative and the International Representative. The factors to be considered in determining the initial public offering price include the information set forth in this Prospectus and otherwise available to the U.S. Representative and the International Representative, the history of and future prospects for the industry in which the Company competes, the ability of the Company's management, the general conditions of the securities market at the time of the Offerings and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. There can be no assurance that the price at which shares of Common Stock will sell in the public market after the Offerings will not be lower than the price at which they are sold in the Offerings by the Underwriters.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock will be passed upon for the Company by Kelley Drye & Warren LLP, New York, New York. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995 appearing herein and in the Registration Statement have been audited by KPMG Peat Marwick LLP, independent Certified Public Accountants, as set forth in their report appearing elsewhere herein and in the Registration Statement of which this Prospectus forms a part and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock being sold in the Offerings. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedule thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedule filed as a part thereof. Statements contained in the Prospectus as to the contents of any contract, agreement or other document referred to are brief summaries of the material provisions thereof but are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits and the schedule thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, upon payment of fees prescribed by the Commission.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports and other information with the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Copies of the reports and information so filed can be inspected without charge at the public reference facility and regional offices referred to above. Copies of such material can also be obtained from the Public Reference Section of the Commission, upon payment of fees prescribed by the Commission.

     The Commission maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                                    GLOSSARY

     Callback -- A form of dial up access. Viatel offers callback services utilizing "Code Calling" (a caller dials an Omaha, Nebraska telephone number which uniquely identifies the caller), Internet Access or X.25 access. The Company provides both "anywhere to anywhere" calling and virtual private network calling via Callback access.

     CLEC (competitive local exchange carrier) -- A company that provides its customers with an alternative to the local exchange carrier for local transport of private line and special access telecommunications services.

     CUG (closed user group) -- A group of specified users of a voice or data network that is assigned a facility that permits them to communicate with each other, but precludes communications with other users of the service.

     Dedicated access -- A means of accessing the Company's network through the use of a permanent point to point circuit typically leased from the ITO. The advantage of dedicated access is simplified premises to anywhere calling, faster call setup times and potentially lower access costs (provided there is sufficient traffic over the circuit to generate economies of scale).

     Dedicated leased line -- Any circuit (typically supplied by and leased from an ITO designated to be at the exclusive disposal of a given subscriber.

     Dialup access -- A form of service rendering whereby access to the Viatel Network is obtained by means of dialing an ITF, NTF or paid local access number. Currently, all of the Company's services except ViaCALL Plus are offered via this access method.

     Direct access -- Access to the Company's services using a dedicated leased line from the customer's premises to the Company's switch.

     Facilities-based carrier -- A carrier which owns long distance interexchange and transmission facilities and originates and terminates calls through local exchange systems.

     IPLC (international private line circuit) -- A permanent international point-to-point connection for voice and dial-up data.

     IRU -- Indefeasible right of use.

     ISDN -- Integrated services digital network.

     ITF -- International toll-free (a form of dialup access).

     ITO -- "Incumbent telecommunications operator" or "incumbent TO" previously known as the Postal, Telephone and Telegraph company or PTT.

     LCR (least cost routing) -- Routing of calls in the least expensive manner.

     Local connectivity -- Physical circuits connecting the Company's switches to the ITO.

     Local exchange -- A geographic area determined by the appropriate regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

     NTF -- National toll-free (a form of dialup access).

     PLC (private line circuit) -- A permanent in-country point-to-point connection for voice and dial-up data.

     POPs (points of presence) -- Locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long distance carrier.

     PSTN (public switched telephone network) -- An abbreviation used by the ITU, PSTN refers to the local phone company.

     Private line -- A dedicated telecommunications connection between end user locations.

     Resale -- Resale by a provider of telecommunications services (such as a local exchange carrier) of such services to other providers or carriers on a wholesale or a retail basis.

     Settlement agreement -- A method by which revenues are distributed between international long distance telecommunications companies.

     SNMP -- Simplified network management protocol, the defacto network management standard for wide area voice and data networks.

     SS7 (signaling system 7) -- The standard signaling protocol currently in use.

     Switch -- A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

     Virtual private networks -- Carrier provided services which provide capabilities similar to those of private lines, such as conditioning, error testing, and higher speed, full-duplex, four wire transmission with a line quality adequate for data.

     Voice Telephony -- The commercial provision for the public of the direct transport and switching of speech in real-time between public switched network termination points, enabling any user to use equipment connected to such a network termination point in order to communicate with another termination point.

     X.25 -- A form of packet switching (a system whereby messages are broken down into smaller units called packets which are then individually addressed and routed through the network). The Company uses X.25 packet switching as a means of originating callback requests.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Independent Auditors' Report..........................................................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1994..........................  F-3
Consolidated Statements of Operations for the Years Ended December 31, 1995, 1994 and
  1993................................................................................  F-4
Consolidated Statements of Stockholders' (Deficit) Equity for the Years ended December
  31, 1995, 1994 and 1993.............................................................  F-5
Consolidated Statements of Cash Flows for the Years ended December 31, 1995, 1994 and
  1993................................................................................  F-6
Notes to Consolidated Financial Statements for the Years ended December 31, 1995, 1994 and 1993............................................................................  F-7
Consolidated Balance Sheet as of March 31, 1996 (Unaudited)...........................  F-17
Consolidated Statements of Operations for the Three Months ended March 31, 1996 and
  1995 (Unaudited)....................................................................  F-18
Consolidated Statements of Cash Flows for the Three Months ended March 31, 1996 and
  1995 (Unaudited)....................................................................  F-19
Notes to Consolidated Financial Statements for the Three Months ended March 31, 1996 and 1995 (Unaudited)................................................................  F-20

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Viatel, Inc. and Subsidiaries

     We have audited the consolidated balance sheets of Viatel, Inc. and Subsidiaries as of December 31, 1995 and 1994 and the consolidated statements of operations, stockholders' (deficit) equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viatel, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

New York, New York
March 8, 1996

                         VIATEL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                                                   1995             1994
                                                               ------------     ------------
                                           ASSETS
Current Assets:
  Cash and cash equivalents..................................  $  8,934,914     $ 66,761,614
  Marketable securities, current.............................    25,004,050               --
  Trade accounts receivable, less allowance for doubtful
     accounts of $473,000 and $475,000, respectively.........     4,723,664        3,844,595
  Other receivables..........................................     2,757,675          662,885
  Prepaid expenses...........................................       742,803          263,353
                                                               ------------     ------------
          Total current assets...............................    42,163,106       71,532,447
Marketable securities, non-current...........................     1,127,442               --
Property and equipment, net..................................    15,715,121        6,933,462
Deferred financing and registration fees, less accumulated
  amortization of $364,000 and $14,000, respectively.........     3,431,540        3,321,015
Intangible assets, net.......................................     2,070,055        1,904,414
Other assets.................................................     1,106,182          232,132
                                                               ------------     ------------
                                                               $ 65,613,446     $ 83,923,470
                                                               ============     ============
                       LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current Liabilities:
  Accrued telecommunications costs...........................  $ 11,056,235     $  7,754,580
  Accounts payable and other accrued expenses................     4,591,628        3,327,355
  Commissions payable........................................       300,655          233,558
  Notes payable, current portion.............................            --          966,755
  Current installments of obligations under capital leases...            --          700,865
                                                               ------------     ------------
          Total current liabilities..........................    15,948,518       12,983,113
                                                               ------------     ------------
Long term liabilities:
  Senior discount notes, less discount of $53,416,992 and
     $62,349,523, respectively...............................    67,283,008       58,350,477
  Accrued telecommunications costs, less current portion.....            --          999,463
  Obligations under capital leases, excluding current
     installments............................................            --          605,587
                                                               ------------     ------------
          Total long term liabilities........................    67,283,008       59,955,527
                                                               ------------     ------------
Commitments and contingencies
Stockholders' (deficit) equity:
  Common Stock, $.01 par value. Authorized 50,000,000 shares, issued and outstanding 16,104,202 and 16,074,202 shares,
     respectively............................................       161,042          160,742
  Class A Common Stock, $.01 par value. Authorized 10,000,000
     shares, issued and outstanding 4,357,270................        43,573           43,573
  Additional paid-in capital.................................    30,030,805       29,914,105
  Unearned compensation......................................       (78,000)              --
  Cumulative translation adjustment..........................      (164,676)           1,523
  Accumulated deficit........................................   (47,610,824)     (19,135,113)
                                                               ------------     ------------
          Total stockholders' (deficit) equity...............   (17,618,080)      10,984,830
                                                               ------------     ------------
                                                               $ 65,613,446     $ 83,923,470
                                                               ============     ============

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                        1995           1994          1993
                                                    ------------   ------------   -----------
Telecommunications revenue........................  $ 32,313,293   $ 26,267,741   $21,392,967
                                                    ------------   ------------   -----------
Operating expenses:
  Costs of telecommunications services............    27,648,340     22,952,941    18,159,410
  Selling expenses................................     7,467,874      4,458,910     2,389,314
  General and administrative expense..............    16,859,663      9,858,881     6,068,655
  Depreciation and amortization...................     2,636,787        789,359       110,892
  Equipment impairment loss.......................       560,419             --            --
                                                    ------------   ------------   -----------
          Total operating expenses................    55,173,083     38,060,091    26,728,271
Other income (expenses):
  Interest income.................................     3,281,926        213,611        21,432
  Interest expense................................    (8,856,317)      (771,782)           --
  Share in loss of affiliate......................       (41,530)      (144,867)     (141,903)
                                                    ------------   ------------   -----------
          Net loss................................  $(28,475,711)  $(12,495,388)  $(5,455,775)
                                                    ============   ============   ===========
          Net loss per common share...............  $      (1.39)  $      (0.81)  $     (0.51)
                                                    ============   ============   ===========
          Weighted average common shares
            outstanding...........................    20,461,472     15,357,889    10,638,991
                                                    ============   ============   ===========

        See accompanying notes to the consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                   NUMBER
                                     OF
                      NUMBER OF    CLASS A
                        COMMON     COMMON              CLASS A  ADDITIONAL                 CUMULATIVE
                        STOCK       STOCK     COMMON   COMMON     PAID-IN      UNEARNED    TRANSLATION ACCUMULATED
                        SHARES     SHARES     STOCK     STOCK     CAPITAL    COMPENSATION  ADJUSTMENT    DEFICIT        TOTAL
                      ----------  ---------  --------  -------  -----------  ------------  ----------  ------------  ------------
Balance at January
  1,
  1993..............   9,628,000         --  $ 96,280  $   --   $   (51,383)   $     --    $      --   $(1,183,950 ) $ (1,139,053)
Issuance of common
  stock and
  warrants, net of
  $381,804 issue
  costs.............   2,547,406         --    25,474      --     4,593,722          --           --            --      4,619,196
Issuance of common
  stock.............     629,160         --     6,292      --     1,754,305          --           --            --      1,760,597
Issuance of common
  stock, in lieu of
  payment of
  services..........      38,667         --       386      --        38,461          --           --            --         38,847
Issuance of
  restricted common
  stock.............      20,161         --       202      --        49,798     (36,100)          --            --         13,900
Net loss............          --         --        --      --            --          --           --    (5,455,775 )   (5,455,775)
                      ----------- ---------- --------  -------  -----------     -------    ---------   ------------  ------------
Balance at December
  31, 1993..........  12,863,394         --   128,634      --     6,384,903     (36,100)          --    (6,639,725 )     (162,288)
Issuance of common
  stock and
  warrants, net of
  $412,338 issue
  costs.............   3,210,808         --    32,108      --     7,556,554          --           --            --      7,588,662
Issuance of Class A
  common stock, net
  of $977,132 issue
  costs.............          --  4,357,270        --  43,573    15,972,648          --           --            --     16,016,221
Recognition of
  unearned
  compensation......          --         --        --      --            --      36,100           --            --         36,100
Foreign currency
  translation
  adjustment........          --         --        --      --            --          --        1,523            --          1,523
Net loss............          --         --        --      --            --          --           --   (12,495,388 )  (12,495,388)
                      ----------- ---------- --------  -------  -----------     -------    ---------   ------------  ------------
Balance at December
  31, 1994..........  16,074,202  4,357,270   160,742  43,573    29,914,105          --        1,523   (19,135,113 )   10,984,830
Issuance of
  restricted common
  stock.............      30,000         --       300      --       116,700     (78,000)          --            --         39,000
Foreign currency
  translation
  adjustment........          --         --        --      --            --          --     (166,199 )          --       (166,199)
Net loss............          --         --        --      --            --          --           --   (28,475,711 )  (28,475,711)
                      ----------- ---------- --------  -------  -----------     -------    ---------   ------------  ------------
Balance at December
  31, 1995..........  16,104,202  4,357,270  $161,042  $43,573  $30,030,805    $(78,000)   $(164,676 ) $(47,610,824) $(17,618,080)
                      =========== ========== ========  =======  ===========     =======    =========   ============  ============

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                        1995           1994          1993
                                                    ------------   ------------   -----------
Cash flows from operating activities:
  Net loss........................................  $(28,475,711)  $(12,495,388)  $(5,455,775)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Deferred financing and registration costs....      (460,032)    (3,335,015)           --
     Equipment impairment loss....................       560,419             --            --
     Depreciation and amortization................     2,636,787        789,359       110,892
     Interest expense on senior discount notes....     8,773,438        364,506            --
     Accrued interest income on marketable
       securities.................................      (714,468)            --            --
     Provision for losses on accounts
       receivable.................................     1,229,473        900,094       703,000
     Share in loss of affiliate...................        41,530        144,867       141,903
     Unearned compensation........................        39,000         36,100        13,900
  Changes in assets and liabilities:
     Increase in accounts receivable..............    (2,127,611)    (1,052,611)   (2,728,373)
     Increase in prepaid expenses and other
       receivables................................    (2,593,863)      (540,125)     (223,354)
     Increase in other assets and intangible
       assets.....................................      (991,345)        (9,273)      (76,937)
     Increase in accrued telecommunications costs,
       accounts payable, accrued expenses and
       commissions payable........................     3,592,930      3,626,126     6,072,247
                                                    ------------   ------------   -----------
          Net cash used in operating activities...   (18,489,453)   (11,571,360)   (1,442,497)
                                                    ------------   ------------   -----------
Cash flows from investing activities:
  Purchase of property, equipment and software....   (11,377,850)    (3,671,811)   (1,090,102)
  Purchase of sales organizations.................            --     (1,171,320)           --
  Purchase of Sitel assets........................            --             --    (1,553,350)
  Purchase of marketable securities...............   (55,495,423)            --            --
  Proceeds from maturity of marketable
     securities...................................    30,078,399             --            --
  Investment in affiliate.........................      (262,214)      (152,439)     (305,257)
                                                    ------------   ------------   -----------
          Net cash used in investing activities...   (37,057,088)    (4,995,570)   (2,948,709)
                                                    ------------   ------------   -----------
Cash flows from financing activities:
  Payments under capital leases...................    (1,306,453)      (620,979)      (51,258)
  Repayment of notes payable......................      (999,463)    (3,000,000)           --
  Proceeds from issuance of senior discount
     notes........................................            --     57,999,971            --
  Proceeds from issuance of Class A Common
     Stock........................................            --     16,016,221            --
  Proceeds from issuance of Common Stock and
     warrants.....................................            --      7,588,662     6,379,793
  Borrowings on notes payable.....................            --      3,000,000            --
                                                    ------------   ------------   -----------
          Net cash (used in) provided by financing
            activities............................    (2,305,916)    80,983,875     6,328,535
                                                    ------------   ------------   -----------
Effects of exchange rate changes on cash..........        25,757         17,212            --
                                                    ------------   ------------   -----------
Net (decrease) increase in cash and cash
  equivalents.....................................   (57,826,700)    64,434,157     1,937,329
Cash and cash equivalents at beginning of year....    66,761,614      2,327,457       390,128
                                                    ------------   ------------   -----------
Cash and cash equivalents at end of year..........  $  8,934,914   $ 66,761,614   $ 2,327,457
                                                    ============   ============   ===========
Supplemental disclosures of cash flow information:
  Interest paid...................................  $     58,040   $    425,608   $        --
                                                    ============   ============   ===========
  Equipment acquired under capital lease
     obligations..................................  $         --   $    595,000   $ 1,479,411
                                                    ============   ============   ===========
  Common Stock issued in lieu of payment for
     services.....................................  $         --   $         --   $    38,847
                                                    ============   ============   ===========

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Description of Business

     Viatel, Inc. (the "Company") provides value-added telecommunications services primarily to businesses operating internationally. In order to effectuate a reincorporation in the State of Delaware, VIA USA, Ltd. (a predecessor Colorado corporation) merged with and into its wholly owned subsidiary, Viatel, Inc., on October 11, 1994. The surviving entity, Viatel, Inc., has reflected all assets and liabilities at historical cost.

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation. Investments in affiliates in which the Company has significant influence but does not exercise control are accounted for under the equity method.

  (c) Cash and Cash Equivalents

     The Company's policy is to maintain its uninvested cash at minimum levels. Cash equivalents, which include highly liquid debt instruments purchased with a maturity of three months or less, were $3,116,218 and $63,111,992 at December 31, 1995 and 1994, respectively.

  (d) Revenue

     The Company records telecommunications revenue as earned, at the time services are provided.

  (e) Cost of Telecommunications Services and Selling Expenses

     Cost of telecommunications services is recognized as incurred and consist of charges for switched long distance services and costs of leased lines. Selling expenses included commissions to sales representatives in the countries in which the Company does not operate its own sales organizations. Commission expense is recorded net of chargebacks for amounts deemed uncollectible in the period the related services are provided.

  (f) Property and Equipment

     Property and equipment consist principally of telecommunications related equipment such as switches, remote nodes and related computer software and is stated at cost. Equipment acquired under capital leases is stated at the present value of the future minimum lease payments.

     Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the life of the lease or useful life of the improvement, whichever is shorter. The estimated useful lives are as follows:

     Communications system................................................   5 to 7 years
     Leasehold improvements...............................................   2 to 5 years
     Furniture, equipment and other.......................................   5 years
     Maintenance and repairs are expensed as incurred.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1994 AND 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  (g) Intangible Assets

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, seven years.

     Rights to territorial exclusivity represents the period of territory exclusivity previously granted to the independent sales organizations which were acquired and is being amortized over three years.

     Deferred financing fees represent debt financing costs which are being amortized over the term of the related debt.

     The costs of all other intangible assets are being amortized over their useful lives, ranging from one to five years.

     The Company's intangible assets are assessed for recoverability at least quarterly. The Company assesses the recoverability of its intangible assets by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projections of undiscounted future operating cash flows of the related intangible assets. The amount of intangible asset impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved.

  (h) Income Taxes

     Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period that includes the enactment date. Adoption of Statement 109 did not have a material impact on the financial statements of the Company.

  (i) Foreign Currency Translation

     Foreign currency assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the year. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as part of the foreign currency translation adjustment in stockholders' equity. Gains and losses from foreign currency transactions are included in general and administrative expense in the period in which they occur. For the years ending December 31, 1995, 1994 and 1993, the Company experienced $107,846 and $15,324 in foreign exchange transaction gains and $62,558 in foreign exchange transaction losses, respectively.

  (j) Net Loss Per Share

     Net loss per common and common equivalent share is based on the weighted average number of common shares outstanding during the year. No effect has been given to common stock equivalents as they are antidilutive.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1994 AND 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  (k) Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's worldwide customer base.

  (l) Reclassifications

     Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

  (m) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (n) Additional Accounting Policies

     Additional accounting policies are incorporated into the notes herein.

(2) ACQUISITIONS

     During December 1994, the Company acquired all of the issued and outstanding stock of two of its independent sales organizations. These acquisitions have been accounted for under the purchase method of accounting and, accordingly, the aggregate purchase price of $1,171,320 has been allocated to the assets acquired and liabilities assumed, based upon their estimated fair values as of the acquisition date. Additionally, the results of operations of these organizations are included in the consolidated statements of operations from dates of acquisition. Included among the assets acquired are intangible assets related to rights to territorial exclusivity which will be amortized over three years, which corresponds to the remaining period of territory exclusivity previously granted to the sales organizations. The allocation of the aggregate purchase price is summarized as follows:

     Current assets........................................................   $  161,486
     Current liabilities...................................................     (232,865)
     Property and equipment................................................      102,922
     Intangible and other assets acquired..................................    1,139,777
                                                                              ----------
               Total purchase price........................................   $1,171,320
                                                                              ==========

     Due to the nature of the organizations acquired, pro forma revenue would equal reported revenue and the pro forma net loss would be $194,007 and $48,387 higher than the reported net loss for the years ended December 31, 1994 and 1993, respectively, assuming the acquisitions occurred on January 1, 1993.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1994 AND 1993

(3) INVESTMENTS IN DEBT SECURITIES

     Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determination at each balance sheet date. These investments are diversified among high credit quality securities in accordance with the Company's investment policy. Debt securities that the Company has both the intent and ability to hold to maturity are carried at amortized cost. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. At December 31, 1995, the Company had no investments that qualified as trading.

     The amortized cost of debt securities classified as held to maturity and available for sale are adjusted for amortization of premiums and accretion of discounts to maturity over the estimated life of the security. Such amortization and interest are included in interest income.

     The following is a summary of the fair value of securities held to maturity and securities available for sale at December 31, 1995:

                                               SECURITIES     SECURITIES
                                                HELD TO        AVAILABLE
                                                MATURITY       FOR SALE          TOTAL
                                               ----------     -----------     -----------
     Money market instruments................  $1,402,562     $        --     $ 1,402,562
     Federal agencies obligations............          --       5,786,796       5,786,796
     Corporate debt securities...............          --      18,942,134      18,942,134
                                               ----------     -----------     -----------
               Total.........................  $1,402,562     $24,728,930     $26,131,492
                                               ==========     ===========     ===========

     The fair value of each investment approximates the amortized cost, and, therefore, there are no unrealized gains or losses as of December 31, 1995.

     The fair value of debt securities held to maturity and securities available for sale at December 31, 1995 by contractual maturity are shown below:

                                               SECURITIES     SECURITIES
                                                HELD TO        AVAILABLE
                                                MATURITY       FOR SALE          TOTAL
                                               ----------     -----------     -----------
     Due within one year.....................  $1,402,562     $23,601,488     $25,004,050
     Due after one year through two years....          --       1,127,442       1,127,442
                                               ----------     -----------     -----------
               Total.........................  $1,402,562     $24,728,930     $26,131,492
                                               ==========     ===========     ===========

     Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     There were no changes in the classification of any securities held to maturity or securities available for sale from the time of purchase to the time of maturity or sale.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1994 AND 1993

(4) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following as of December 31:

                                                                 1995            1994
                                                              -----------     ----------
     Communications system..................................  $13,997,966     $5,495,396
     Leasehold improvements.................................    1,062,742        107,331
     Furniture, equipment and other.........................    2,755,600        960,678
     Construction in progress...............................      679,935      1,142,835
                                                              -----------     ----------
                                                               18,496,243      7,706,240
     Less accumulated depreciation and amortization.........    2,781,122        772,778
                                                              -----------     ----------
                                                              $15,715,121     $6,933,462
                                                              ===========     ==========

     At December 31, 1995 and 1994, construction in progress represents a portion of the current expansion of the European Network. As of December 31, 1995, $508,600 of interest has been capitalized with respect to this project.

(5) INTANGIBLE ASSETS

     Intangible assets consist of the following as of December 31:

                                                                 1995            1994
                                                              -----------     ----------
     Rights to territorial exclusivity......................  $ 1,607,225     $1,091,451
     Goodwill...............................................      474,065        474,065
     Purchased software.....................................      661,999        418,756
     Other..................................................      133,834         67,668
                                                              -----------     ----------
                                                                2,877,123      2,051,940
     Less accumulated amortization..........................      807,068        147,526
                                                              -----------     ----------
                                                              $ 2,070,055     $1,904,414
                                                              ===========     ==========

(6) LONG TERM LIABILITIES

  (a) Senior Discount Notes

     On December 21, 1994, the Company issued $120,700,000, representing the aggregate principal amount, of 15% senior unsecured discount notes due January 15, 2005 for approximately $58,000,000. The notes will fully accrete on a semiannual compounding basis to face value on January 15, 2000 with semiannual interest payments commencing July 15, 2000 until maturity.

     The notes are redeemable at the Company's option, in whole or in part, at any time on or after January 15, 2000 until maturity at redemption prices that range from 110% to 100% of the notes face value plus accrued interest. In addition, at any time prior to January 15, 1998, the Company may redeem up to $42,245,000 of the face value of the notes with the proceeds of one or more public equity offerings at 115% of the then accreted value of the notes, plus accrued interest, if any, to the redemption date. Upon a change of control, the Company is required to make an offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued interest, if any. The notes contain certain covenants that, among other things, limit the ability of the Company and certain of its subsidiaries to incur indebtedness, make pre-payments of certain indebtedness and pay dividends.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1994 AND 1993

(6) LONG TERM LIABILITIES -- (CONTINUED)
     On December 31, 1995, the Company estimated the fair value of these notes to be $67,300,000 which approximates its accreted value. The estimate is based on quoted market prices for the notes.

  (b) Note Payable -- MCI

     On January 28, 1994, the Company converted $2,666,755 of its outstanding balance to MCI Telecommunications Corporation as of December 31, 1993 to a 7% note secured by the Company's accounts receivable. At December 31, 1994, $966,755 was outstanding under this note and was included in notes payable, current. At December 31, 1995, the note was no longer outstanding.

(7) STOCKHOLDERS' EQUITY

     During 1993, the Company increased the number of its authorized shares of voting, no par value Common Stock from 100 to 20,000,000. In addition, the Board of Directors authorized a recapitalization of the amount of its issued and outstanding Common Stock by means of a 96,666 2/3 to 1 stock split. On March 21, 1994, the Company increased the number of its authorized shares of no par value Common Stock from 20,000,000 to 50,000,000. On October 11, 1994, the Company changed its voting Common Stock from no par value to $.01 par value per share. All Common Stock and additional paid-in capital amounts have been restated to reflect these changes.

     In lieu of cash payments for call switching, initial screening, account establishment and billing services, the Sitel Corporation received 2% of the issued and outstanding Common Stock of the Company based on a market valuation of $10,000,000. Of these shares, 80% were issued and outstanding at December 31, 1992 and the remaining 20% was issued during February 1993.

     On October 1, 1993, the Company issued 2,547,406 shares of its Common Stock for $5,000,000 and warrants to purchase additional shares of Common Stock. As of December 31, 1995, the warrants have expired and are no longer exercisable. Additionally, certain rights of the Company to repurchase a portion of the shares have expired. Certain of such shares are subject to certain registration rights in the event of public offerings by the Company.

     On April 5, 1994, the Company issued 3,210,808 shares of its Common Stock for $8,000,000 and warrants to purchase additional shares of Common Stock. As of December 31, 1995, the warrants have expired and are no longer exercisable. Additionally, certain rights of the Company to repurchase a portion of the shares have expired. Certain of such shares are subject to certain registration rights in the event of public offerings by the Company.

     On December 16, 1994, the Company authorized the creation of 10,000,000 shares of non-voting, $.01 par value, Class A Common Stock. On December 21, 1994, 4,357,270 shares of Class A Common Stock were issued for net proceeds of $16,016,221. Each share of Class A Common Stock will automatically convert after October 15, 1995 into one share of Common Stock upon the earlier of an initial public offering of the Common Stock or the third anniversary of its initial sale by the Company. Except for voting and the above described anti-dilution rights, the rights of holders are substantially identical to those of Common Stockholders.

(8) INCOME TAXES

     The statutory Federal tax rates for the years ended December 31, 1995, 1994 and 1993 were 35%. The effective tax rates were zero for the years ended December 31, 1995, 1994 and 1993 due to the Company incurring net operating losses for which no tax benefit was recorded.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1994 AND 1993

(8) INCOME TAXES -- (CONTINUED)
     For Federal income tax purposes, the Company has unused net operating loss carryforwards of approximately $37,804,000 expiring in 2007 through 2010. The availability of the net operating loss carryforwards to offset income in future years may be restricted if the Company undergoes an ownership change, which may occur as a result of future sales of Company stock and other events.

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

                                                                    DECEMBER 31,
                                                            ----------------------------
                                                                1995            1994
                                                            ------------     -----------
     Accounts receivable principally due to allowance for
       doubtful accounts..................................  $    166,000     $   356,000
     OID Interest not deductible in current period........     2,933,000              --
     Net operating loss carryforwards.....................    13,231,000       6,271,000
                                                            ------------     -----------
               Total gross deferred tax assets............    16,330,000       6,627,000
     Less valuation allowance.............................   (16,330,000)     (6,627,000)
                                                            ------------     -----------
               Net deferred tax assets....................  $         --     $        --
                                                            ============     ===========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. During 1995, 1994 and 1993, the valuation allowance increased by $9,703,000, $4,267,000 and $1,978,000, respectively.

(9) SEGMENT DATA

     The information below summarizes export sales by geographic area.

                                                1995            1994            1993
                                             -----------     -----------     -----------
     Latin America.........................  $12,093,771     $12,914,289     $12,492,542
     Europe................................           --       7,720,166       5,589,202
     Africa................................    1,207,225       1,832,547       1,761,965
     Asia/Pacific Rim......................    4,375,412       2,061,246         652,532
     Middle East...........................      554,139       1,449,093         559,387
     Other.................................      369,425         290,400         337,339
                                             -----------     -----------     -----------
                                             $18,599,972     $26,267,741     $21,392,967
                                             ===========     ===========     ===========

     In late 1994, the European Network became operational and the Company began to establish direct sales organizations within Europe. For the year ended December 31, 1995, revenue, operating loss, capital expenditures and depreciation expense from this geographic segment were approximately $11,601,000, $11,076,000, $9,959,000 and $243,000, respectively. Identifiable assets as of December 31, 1995 for this geographic segment were approximately $10,216,000. For December 31, 1994 and for the year then ended, revenue, results from operations, capital expenditures, depreciation expense and identifiable assets for this geographic segment were not significant.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1994 AND 1993

(10) STOCK INCENTIVE PLAN

     During 1993, the Board of Directors approved the 1993 Flexible Stock Incentive Plan (the "Stock Incentive Plan") under which "non-qualified" stock options ("NQSOs") to acquire shares of Common Stock may be granted to employees, directors and consultants of the Company and "incentive" stock options ("ISOs") to acquire shares of Common Stock may be granted to employees and directors. The Stock Incentive Plan also provides for the grant of stock appreciation rights ("SARs") and shares of restricted stock to the Company's employees and directors and consultants.

     The Stock Incentive Plan provides for the issuance of up to a maximum of 1,750,000 shares of Common Stock and is currently administered by the Compensation Committee. Under the Stock Incentive Plan, the option price of any ISO may not be less than the fair market value of a share of Common Stock on the date on which the option is granted. The option price of an NQSO may be less than the fair market value on the date the NQSO is granted if the Compensation Committee so determines. An ISO may not be granted to a "ten percent stockholder" (as such term is defined in Section 422A of the Internal Revenue
Code) unless the exercise price is at least 110% of the fair market value of the Common Stock and the term of the option may not exceed five years from the date of grant. Common Stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in such agreement. The maximum term of each stock option granted to persons other than ten percent stockholders is ten years from the date of grant.

     As of December 31, 1995, 1994 and 1993, options to purchase 745,123, 596,514 and 121,014 shares of Common Stock were outstanding respectively, at exercise prices ranging from $.50 to $3.90 per share. As of December 31, 1995, no SARs have been granted.

     Stock option activity under the Stock Incentive Plan is shown below:

                                                                           OPTION PRICE
                                                                      -----------------------
                                                         NUMBER OF    PER SHARE      TOTAL
                                                          SHARES       AVERAGE       PRICE
                                                         ---------    ---------    ----------
     Shares under option at January 1, 1993
     Granted..........................................     121,014      $0.50      $   60,507
                                                          --------      -----      ----------
     Shares under option at December 31, 1993.........     121,014      $0.50      $   60,507
     Granted..........................................     475,500      $2.49      $1,183,995
                                                          --------      -----      ----------
     Shares under option at December 31, 1994.........     596,514      $2.09      $1,244,502
     Granted..........................................     291,500      $3.90      $1,136,850
     Forfeitures......................................    (142,891)     $2.65      $ (378,809)
                                                          --------      -----      ----------
     Shares under option at December 31, 1995.........     745,123      $2.69      $2,002,543
                                                          ========      =====      ==========

     As of December 31, 1995, 1994 and 1993, options exercisable under the Stock Incentive Plan were 461,553, 377,482 and 60,507, respectively.

     Prior to the adoption of the Stock Incentive Plan, 8,871 options were granted. As of December 31, 1995, 1994 and 1993, these options were outstanding and fully vested, subject to early termination under certain conditions and are exercisable at $.50 per share through December 31, 2002.

     The exercise price of all options was equal to the fair market value of the Common Stock at the date of grant.

     In addition, prior to the adoption of the Stock Incentive Plan, the Board of Directors authorized the issuance of up to 350,000 shares of Common Stock as compensation to employees and consultants of

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1994 AND 1993

(10) STOCK INCENTIVE PLAN -- (CONTINUED) the Company. Pursuant to this authorization, the Company issued 20,542 shares in 1993 in partial payment of a finders fee in connection with a purchase of Common Stock by a principal stockholder of the Company.

(11) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     At December 31, 1995, the Company was committed under non-cancelable operating leases for the rental of office space and data processing equipment.

     The Company's future minimum operating lease payments are as follows:

                 1996............................................   $1,062,388
                 1997............................................      962,466
                 1998............................................      909,238
                 1999............................................      768,818
                 2000............................................      688,376
                 Thereafter......................................      742,195
                                                                    ----------
                                                                    $5,133,481
                                                                    ==========

     Total rent expense amounted to $948,826, $935,267 and $420,713 for the years ended December 31, 1995, 1994 and 1993, respectively.

     On August 4, 1995, the Company entered into a termination agreement with a vendor, pursuant to which the Company prepaid the 8% existing capital lease obligation of approximately $1,025,000, thereby acquiring all of the equipment previously leased.

  (b) Carrier Contracts

     The Company has entered into contracts to purchase transmission capacity from various domestic and foreign carriers. By committing to purchase minimum volumes of transmission capacity from carriers, the Company is able to obtain guaranteed rates which are more favorable than those generally offered in the marketplace. The minimum purchase commitments are $8,300,000 for the year ending December 31, 1996.

  (c) Purchase Commitments

     The Company is continually upgrading and expanding the European Network and the Omaha, Nebraska switching facility. In connection therewith, the Company has entered into purchase commitments to expend approximately $1,200,000. The Company has also entered into purchase commitments of approximately $400,000 in connection with financial and administrative software upgrades.

  (d) Employment Contracts

     The Company has employment contracts with certain officers at amounts generally equal to such officers' current levels of compensation. The Company's remaining commitments at December 31, 1995 for the next three years under such contracts aggregates approximately $916,000.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1994 AND 1993

(11) COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
  (e) Litigation

     As a result of the Company's transition to direct sales organizations in Europe, two of its former independent sales representatives, in France and in Spain, have asserted breach of contract and certain other claims. Arbitration proceedings in respect to these claims are currently under way or pending. The aggregate amount of damages sought by the representatives is $8.8 million. The Company believes that it has meritorious defenses against the claims alleged by the representatives and intends to vigorously pursue all such defenses but the outcomes can not be predicted. The Company believes that any possible awards in these suits would not be in excess of $1 million in the aggregate and would result in an increase in recorded cost of the territorial exclusivity rights.

(12) REGULATORY MATTERS

     The Company is subject to regulation in countries in which it does business. The Company believes that an adverse determination as to the permissibility of the Company's services under the laws and regulations of any such country would not have a material adverse long-term effect on its business.

                         VIATEL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                MARCH 31,
                                                                                   1996
                                                                               ------------
                                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................................    $  1,905,401
  Marketable securities, current...........................................      21,176,310
  Trade accounts receivable, less allowance for doubtful accounts of
     $549,000..............................................................       5,462,506
  Other receivables........................................................       2,942,537
  Prepaid expenses.........................................................         989,478
                                                                                -----------
          Total current assets.............................................      32,476,232
                                                                                -----------
Marketable securities, non-current.........................................              --
Property and equipment, less accumulated depreciation and amortization of
  $3,654,366...............................................................      17,589,704
Deferred financing and registration fees, less accumulated amortization of
  $458,000.................................................................       3,336,664
Intangible assets, net.....................................................       2,452,777
Other assets...............................................................       1,628,049
                                                                                -----------
                                                                               $ 57,483,426
                                                                                ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accrued telecommunications costs.........................................    $  8,378,114
  Accounts payable and other accrued expenses..............................       5,629,808
  Commissions payable......................................................         322,593
                                                                                -----------
          Total current liabilities........................................      14,330,515
                                                                                -----------
Long-term liabilities:
  Senior discount notes, less discount of $50,908,745......................      69,791,255
Commitments and contingencies
Stockholders' deficit:
  Common Stock, $.01 par value. Authorized 50,000,000 shares, issued and
     outstanding 16,104,202 shares.........................................         161,042
  Class A Common Stock, $.01 par value. Authorized 10,000,000 shares,
     issued and outstanding, 4,357,270.....................................          43,573
  Additional paid-in capital...............................................      30,030,805
  Unearned compensation....................................................         (68,250)
  Cumulative translation adjustment........................................         (67,866)
  Accumulated deficit......................................................     (56,737,648)
                                                                                -----------
          Total stockholders' deficit......................................     (26,638,344)
                                                                                -----------
                                                                               $ 57,483,426
                                                                                ===========

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   THREE MONTHS ENDED MARCH 31, 1996 AND 1995
                                  (UNAUDITED)

                                                                    FOR THREE MONTHS ENDED
                                                                          MARCH 31,
                                                                ------------------------------
                                                                    1996              1995
                                                                ------------      ------------
Telecommunications revenue....................................  $ 10,590,270      $  6,929,299
                                                                 -----------       -----------
Operating expenses:
  Costs of telecommunications services........................     8,999,249         5,900,232
  Selling expenses............................................     2,401,224         1,536,697
  General and administrative expense..........................     5,129,090         2,902,549
  Depreciation and amortization...............................     1,087,677           499,278
                                                                 -----------       -----------
          Total operating expenses............................    17,617,240        10,838,756
                                                                 -----------       -----------
Other income (expenses):
  Interest income.............................................       470,644         1,033,728
  Interest expense............................................    (2,569,196)       (2,087,018)
  Share in loss of affiliate..................................        (1,302)          (11,680)
                                                                 -----------       -----------
          Net loss............................................  $ (9,126,824)     $ (4,974,427)
                                                                 ===========       ===========
          Net loss per common share...........................  $      (0.45)     $      (0.24)
                                                                 ===========       ===========
          Weighted average common shares outstanding..........    20,461,472        20,461,472
                                                                 ===========       ===========

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   THREE MONTHS ENDED MARCH 31, 1996 AND 1995
                                  (UNAUDITED)

                                                                     THREE MONTHS ENDED
                                                                         MARCH 31,
                                                                ----------------------------
                                                                   1996             1995
                                                                -----------     ------------
Cash flows from operating activities:
  Net loss....................................................  $(9,126,824)    $ (4,974,427)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization............................    1,087,677          499,278
     Interest expense on senior discount notes................    2,568,623        2,046,919
     Accrued interest income on marketable securities.........      (64,734)        (564,178)
     Provision for losses on accounts receivable..............      373,037           77,789
     Share in loss of affiliate...............................        1,302           11,680
     Unearned compensation....................................        9,750               --
  Changes in assets and liabilities:
     Increase in accounts receivable..........................   (1,098,590)        (409,914)
     Increase in prepaid expenses and other receivables.......     (223,734)        (498,660)
     Increase in other assets.................................     (144,032)        (285,208)
     Decrease in accrued telecommunications costs, accounts
       payable, other accrued expenses and commissions
       payable................................................   (1,564,796)      (1,912,977)
                                                                -----------     ------------
          Net cash used in operating activities...............   (8,182,321)      (6,009,698)
                                                                -----------     ------------
Cash flows from investing activities:
  Purchase of property, equipment and software................   (3,227,251)      (3,134,453)
  Issuance of notes receivable................................     (323,227)              --
  Investment in marketable securities.........................   (5,276,748)     (50,695,308)
  Proceeds from maturity of marketable securities.............   10,086,464               --
  Investment in affiliate.....................................      (87,412)          (5,176)
                                                                -----------     ------------
          Net cash provided by (used in) investment
            activities........................................    1,171,826      (53,834,937)
                                                                -----------     ------------
Cash flows from financing activities:
  Payments under capital leases...............................           --         (170,011)
  Repayment of notes payable..................................           --       (1,316,755)
                                                                -----------     ------------
          Net cash used in financing activities...............           --       (1,486,766)
                                                                -----------     ------------
Effects of exchange rate changes on cash......................      (19,018)          34,610
                                                                -----------     ------------
Net decrease in cash and cash equivalents.....................   (7,029,513)     (61,296,791)
Cash and cash equivalents at beginning of period..............    8,934,914       66,761,614
                                                                -----------     ------------
Cash and cash equivalents at end of period....................  $ 1,905,401     $  5,464,823
                                                                ===========     ============
Supplemental disclosures of cash flow information:
  Interest paid...............................................  $        --     $     40,099
                                                                ===========     ============

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (INFORMATION AS OF MARCH 31, 1996 AND FOR THE PERIODS
                  ENDING MARCH 31, 1996 AND 1995 IS UNAUDITED)

(1)  INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements as of March 31, 1996 and for the three month periods ended March 31, 1996 and 1995 have been prepared by Viatel, Inc. and subsidiaries (collectively, the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the consolidated results of financial position, operations and cash flows for each period presented have been made on a consistent basis. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations although management believes that the disclosures herein are adequate to make information presented not misleading. It is suggested that these financial statements should be read in conjunction with the Company's 1995 annual consolidated financial statements. Operating results for the three months ended March 31, 1996 may not necessarily be indicative of the results that may be expected for the full year.

     The Company has adopted Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of" ("SFAS 121") and Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") as of January 1, 1996. With respect to SFAS 123, the Company elected the "intrinsic value" based method of accounting for its stock-based compensation arrangements. The adoption of SFAS 121 or SFAS 123 did not have a material adverse effect on the Company.

(2)  INVESTMENTS IN DEBT SECURITIES

     Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determination at each balance sheet date. These investments are diversified among high credit quality securities in accordance with the Company's investment policy. Debt securities that the Company has both the intent and ability to hold to maturity are carried at amortized cost. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. At March 31, 1996, the Company had no investments that qualified as trading.

     The amortized cost of debt securities classified as held to maturity and available for sale are adjusted for amortization of premiums and accretion of discounts to maturity over the estimated life of the security. Such amortization and interest are included in interest income.

     The following is a summary of the fair value of securities held to maturity and securities available for sale at March 31, 1996:

                                               SECURITIES     SECURITIES
                                                HELD TO        AVAILABLE
                                                MATURITY       FOR SALE          TOTAL
                                               ----------     -----------     -----------
    Money market instruments.................  $1,166,127     $        --     $ 1,166,127
    Federal agencies obligations.............          --       1,109,518       1,109,518
    Corporate debt securities................          --      18,900,665      18,900,665
                                               ----------     -----------     -----------
              Total..........................  $1,166,127     $20,010,183     $21,176,310
                                               ==========     ===========     ===========

                         VIATEL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (INFORMATION AS OF MARCH 31, 1996 AND FOR THE PERIODS
                  ENDING MARCH 31, 1996 AND 1995 IS UNAUDITED)

(2)  INVESTMENTS IN DEBT SECURITIES -- (CONTINUED)
     The fair value of each investment approximates the amortized cost and, therefore, there are no unrealized gains or losses as of March 31, 1996.

     Based upon contractual maturity, all securities held to maturity and securities available for sale at March 31, 1996 are due within one year.

     Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     There were no changes in the classification of any securities held to maturity or securities available for sale from the time of purchase to the time of maturity or sale.

(3)  REGULATORY MATTERS

     The Company is subject to regulation in countries in which it does business. The Company believes that an adverse determination as to the permissibility of the Company's services under the laws and regulations of any such country would not have a material adverse long-term effect on its business.

(4)  COMMITMENTS AND CONTINGENCIES -- LITIGATION

     As a result of the Company's transition to direct sales organizations in Europe, one of its former independent sales representatives, in Spain, has asserted breach of contract claims. Arbitration proceedings in respect to this claim are currently under way or pending. The aggregate amount of damages sought by the representative is $5.8 million. The Company believes that it has meritorious defenses against the claims alleged by the representative and intends to vigorously pursue all such defenses but the outcome cannot be predicted.

(5)  SUBSEQUENT EVENT

     On June 5, 1996, a French arbitration tribunal rendered a judgment against the Company in connection with a claim by an independent sales representative (the "Claimant") for alleged breach of contract and certain other claims. The Claimant requested total monetary damages of approximately $3 million and sought reinstatement as the Company's exclusive sales representative in France. Although the arbitration panel awarded the Claimant $0.86 million (based on foreign currency exchange rates in effect as of July 31, 1996), the panel terminated the Claimant's sales agency, resulting in an increase in the recorded cost of intangible assets related to territorial exclusivity rights and will be amortized over twenty one months which corresponds to the remaining period of territorial exclusivity previously granted to this independent sales representative.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                       ---------------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary......................     3
Risk Factors............................     7
Use of Proceeds.........................    18
Dividend Policy.........................    18
Dilution................................    19
Capitalization..........................    20
Selected Consolidated Financial and
  Other Data............................    21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    22
Business................................    29
Management..............................    44
Certain Transactions....................    52
Principal Stockholders..................    54
Description of Capital Stock............    56
Shares Eligible for Future Sale.........    60
Underwriting............................    62
Legal Matters...........................    64
Experts.................................    64
Additional Information..................    64
Glossary................................   G-1
Index to Consolidated Financial
  Statements............................   F-1

                  SHARES

VIATEL, INC.

COMMON STOCK
($.01 PAR VALUE)

LOGO
- ------------------------------------------------------

SALOMON BROTHERS INC
- ---------------------------------------------------------------------

PROSPECTUS

DATED                , 1996

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

              [ALTERNATE FRONT COVER PAGE - INTERNATIONAL TRANCHE]

                             Subject to Completion

                                 August 7, 1996
PROSPECTUS

                                    SHARES
                                                                            LOGO
VIATEL, INC.

COMMON STOCK
($.01 PAR VALUE)

All of the shares of common stock (the "Common Stock") offered hereby are being
sold by Viatel, Inc. (the "Company" or "Viatel"). Of the             shares of
Common Stock offered,             shares are being offered by the U.S.
Underwriters (as defined herein) in the United States and Canada (the "U.S.
Offering") and             shares are being offered by the International
Underwriters (as defined herein), in a concurrent offering outside the United States and Canada (the "International Offering" and together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters (collectively, the "Underwriters"). The initial public offering price and the aggregate underwriting discount per share will be identical for the Offerings. See "Underwriting." The closing of the U.S. Offering and the International Offering are conditioned upon each other.

Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share will be
between $            and $            . See "Underwriting" for a discussion of
the factors considered in determining the initial public offering price.

Application has been made to have the shares of Common Stock approved for quotation on the Nasdaq National Market under the symbol "VYTL."

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE POTENTIAL INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

                                                  PRICE TO        UNDERWRITING     PROCEEDS TO
                                                   PUBLIC           DISCOUNT       COMPANY(1)
Per Share....................................  $                 $                 $
Total(2).....................................  $                 $                 $

- --------------------------------------------------------------------------------
(1) Before deducting offering expenses payable by the Company, estimated at
    $          .
(2) The Company has granted the Underwriters a 30-day option to purchase up to
    an aggregate of       additional shares of Common Stock at the Price to
    Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice.
It is expected that delivery of the shares of Common Stock offered hereby will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New
York, New York, or through the facilities of The Depository Trust Company, on or
about                     , 1996.
- --------------------------------------------------------------------------------
SALOMON BROTHERS INTERNATIONAL LIMITED
- --------------------------------------------------------------------------------
The date of this Prospectus is                     , 1996.

           [ALTERNATE UNDERWRITING SECTION -- INTERNATIONAL TRANCHE]

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement among the Company and the International Underwriters (the "International Underwriting Agreement"), the Company has agreed to sell to each of the International Underwriters named below (the "International Underwriters"), and each of the International Underwriters, for whom Salomon Brothers International Limited is acting as the international representative (the "International Representative"), has severally agreed to purchase the number of shares of Common Stock set forth opposite its name below.

                                                                        NUMBER OF
                           INTERNATIONAL UNDERWRITERS                    SHARES
            --------------------------------------------------------    ---------
            Salomon Brothers International Limited..................

                                                                            ----
                      Total.........................................
                                                                            ====

     The Company has been advised by the International Representative that the several International Underwriters initially propose to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
not in excess of $          per share of Common Stock. The International
Underwriters may allow, and such dealers may re-allow, a concession not in
excess of $          per share of Common Stock to other dealers. After the
Offerings, the public offering price and such concessions may be changed.

     The Company has granted to the International Underwriters and the U.S. underwriters (the "U.S. Underwriters" and, collectively with the International Underwriters, the "Underwriters") an option, exercisable during the 30-day
period after the date of this Prospectus, to purchase up to           additional
shares of Common Stock from the Company at the price to public less the underwriting discount, solely to cover over-allotments. To the extent that the International Underwriters and the U.S. Underwriters exercise such option, each of the International Underwriters and the U.S. Underwriters, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such International Underwriter's or U.S. Underwriter's initial commitment.

     The Company has entered into a U.S. Underwriting Agreement with the U.S. Underwriters named therein, for whom Salomon Brothers Inc, is acting as the representative (the "U.S. Representative"), providing for the concurrent offer
and sale of           shares of Common Stock (in addition to the shares covered
by the over-allotment option described above) in the United States and Canada. Both the International Underwriting Agreement and the U.S. Underwriting Agreement provide that the obligations of the International Underwriters and the U.S. Underwriters are such that if any of the shares of Common Stock are purchased by the International Underwriters pursuant to the International Underwriting Agreement, or by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the International Underwriters or the U.S. Underwriters, as the case may be, pursuant to their respective agreements must be so purchased. The price to public and underwriting discount per share of Common Stock for the International Offering and the U.S. Offering will be identical. The closing of the U.S. Offering is a condition to the closing of the International Offering and the closing of the International Offering is a condition to the closing of the U.S. Offering.

     Each International Underwriter has severally agreed that, as part of the
distribution of the           shares of Common Stock offered by the
International Underwriters, (i) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this

Prospectus to any person within the United States or Canada or to any United States or Canadian Person. Each U.S. Underwriter has severally agreed that, as
part of the distribution of the             shares of Common Stock by the U.S.
Underwriters, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus relating to the U.S. Offering to any person outside the United States or Canada or to anyone other than a United States or Canadian person.

     The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States" or "Canadian Person" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, and any estate or trust which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than the foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

     Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the International Underwriters and the U.S. Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares of Common Stock initially available for sale by the International Underwriters or by the U.S. Underwriters may be more or less than the amount specified on the cover page of this Prospectus.

     Each International Underwriter has severally represented and agreed that:
(i) it has not offered or sold and, prior to the date six months after the closing date of the Offerings, will not offer to sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on or will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, or is a person to whom the document may otherwise lawfully be issued or passed on.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page thereof.

     The International Underwriting Agreement provides that the Company will indemnify the International Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the International Underwriters may be required to make in respect thereof.

     The Company and each of its directors and executive officers and certain other stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or announce the offering of any shares of Common Stock, including any such shares beneficially or indirectly owned or controlled by the Company, or any securities convertible into, or exchangeable
or exercisable for, shares of Common Stock, for   days from the date of this
Prospectus, without the prior written consent of Salomon Brothers Inc except for
(i) shares issued in connection with any employee benefit or incentive plans of the Company existing on the date of this Prospectus, (ii) shares issued in respect of obligations existing before the date of this Prospectus and (iii) shares issued in connection with the Offerings.

     The International Representative does not intend to confirm sales to any account over which it exercises discretionary authority.

     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price of the Common Stock will be determined by negotiation among the Company, the International Representative and the U.S. Representative. The factors to be considered in determining the initial public offering price include the information set forth in this Prospectus and otherwise available to the International Representative and the U.S. Representative, the history of and future prospects for the industry in which the Company competes, the ability of the Company's management, the general conditions of the securities market at the time of the Offerings and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. There can be no assurance that the price at which shares of Common Stock will sell in the public market after the Offerings will not be lower than the price at which they are sold in the Offerings by the Underwriters.

                     [TAX SECTION -- INTERNATIONAL TRANCHE]

     CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following is a discussion of certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of shares applicable to Non-United States Holders of Common Stock. In general, a "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States,
(ii) a corporation created or organized in the United States or under the laws of the United States or of any State or (iii) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source. The discussion is based on current law and is for general information only. The discussion assumes that the Common Stock will be included in the Nasdaq National Market. The discussion does not address aspects of taxation other than federal income and estate taxation and does not address all aspects of federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. The discussion assumes that a Non-U.S. Holder holds its Common Stock as a "capital asset" (generally, non-depreciable property held for investment) for federal income tax purposes. Moreover, the discussion does not address legislation which is currently being considered by Congress or has been proposed by the Treasury Department that could adversely effect a Non-U.S. Holder. Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, non-United States income and other tax consequences of acquiring, holding and disposing of shares of Common Stock, and whether such a prospective investor would be treated as a resident of the United States for federal income tax purposes.

     Dividends. In general, dividends paid to a Non-U.S. Holder that are not effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States will be subject to United States withholding tax at a rate of 30% of the gross amount thereof. Dividends effectively connected with a United States trade or business of a Non-U.S. Holder generally will not be subject to withholding (if the Non-U.S. Holder files certain forms with the payor of the dividend) and generally will be subject to United States federal income tax at the same rates and in the same manner as if the income had been received by a domestic taxpayer. In the case of Non-U.S. Holder corporations, such effectively connected income also may be subject to the branch profits tax (which generally is imposed on a foreign corporation in connection with earnings and profits effectively connected with a U.S. trade or business). Non-U.S. Holders should consult any applicable income tax treaties, which may provide for reduced withholding or other rules different from those described above. A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or to otherwise claim a reduction of or exemption from withholding under the foregoing rules.

     Sale of Common Stock. Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of his Common Stock unless (i) the Company is or has been during the five-year period ending on the date of disposition, a "United States real property holding corporation" for federal income tax purposes (which the Company has not been, is not and is not likely to become) and the Non-U.S. Holder held, directly or indirectly at anytime during the five-year period ending on the date of disposition, more than 5% of the Common Stock, (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, if a tax treaty applies, is attributable to a permanent establishment (generally an office or other fixed place of business maintained by the Non-U.S. Holder in the United States), or (iii) the Non-U.S. Holder is an individual who holds the Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such Non-U.S. Holder individual has a "tax home" (as defined for United States federal income tax purposes) in the United States and either the gain from the disposition is not attributable to an office or other fixed place of business maintained by the Non-U.S. Holder individual in a foreign country or, if it is, an income tax equal to at least 10% of the gain is not actually paid to a foreign country or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained in the United States by such Non-U.S. Holder individual. Gain that is effectively connected with the conduct of a trade or business within the United States by a Non-

U.S. Holder will be subject to United States federal income tax on net income that applies to United States persons (and, with respect to corporate holders under certain circumstances, the branch profits tax), but will not be subject to withholding. An individual described in (iii) above generally will be subject to tax at a 30% rate on any gain recognized on such disposition, but will not be subject to withholding. Individual Non-U.S. Holders also may be subject to tax pursuant to provisions of United States federal income tax law applicable to expatriates of the United States. Non-U.S. Holders should consult applicable treaties, which may provide for different rules.

     Estate Tax. Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise. Such individual's estate may be subject to United States federal estate tax on the property includable in the estate for United States federal estate tax purposes. Estates of nonresident aliens are generally allowed a $13,000 credit against the estate tax otherwise due; however, applicable tax treaties may provide for an increased estate tax credit.

     Backup Withholding and Information Reporting. The Company must report annually to the Internal Revenue Service (the "IRS") and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty or eliminated because such dividends were effectively connected with a United States trade or business and the Non-U.S. Holder files certain forms with the payor. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to United States persons that fail to furnish the information required under the United States information reporting requirements) generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder if the dividends are subject to withholding at the 30% rate (or lower treaty rate) or would be subject to withholding at the 30% rate (or lower treaty rate) but for the fact that such dividends are effectively connected with a United States trade or business.

     The payment of the proceeds from the disposition of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, as to its status as a Non-U.S. Holder or otherwise establishes an exemption (and the broker has no actual knowledge to the contrary). The payment of the proceeds from the disposition of Common Stock to or through a non-United States office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to a payment of the proceeds from a sale of Common Stock if the payment is made through a non-United States office of a United States broker or through a non-United States office of a non-United States broker that is (i) a "controlled foreign corporation" (as defined for United States federal income tax purposes) as to the United States or (ii) a person 50% or more of whose gross income for a certain three-year period is effectively connected with a United States trade or business, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and the broker does not have actual knowledge to the contrary and certain conditions are met, or the holder otherwise establishes an exemption.

     Backup withholding tax is not an additional tax and may be credited against a holder's United States federal income tax liability, provided that required information is furnished to the IRS. Non-U.S. Holders generally may obtain a refund of any excess amount withheld under the backup withholding rules by filing the appropriate refund claim with the IRS.

     The Treasury Department has issued proposed regulations that would modify the information reporting and withholding rules as they apply to Non-U.S. Holders. The proposed regulations would unify the current certification procedures and forms and would, in certain circumstances, require additional information from Non-U.S. Holders claiming treaty benefits. The proposed regulations are scheduled to take effect January 1, 1998, and are subject to further changes. Consequently, the proposed regulations are not discussed in this section.

              [ALTERNATE BACK COVER PAGE - INTERNATIONAL TRANCHE]

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR, BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                       ---------------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary......................     3
Risk Factors............................     7
Use of Proceeds.........................    18
Dividend Policy.........................    18
Dilution................................    19
Capitalization..........................    20
Selected Consolidated Financial and
  Other Data............................    21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    22
Business................................    29
Management..............................    44
Certain Transactions....................    52
Principal Stockholders..................    54
Description of Capital Stock............    56
Shares Eligible for Future Sale.........    60
Underwriting............................    62
Certain United States Tax Considerations
  for Non-United States Holders.........    65
Legal Matters...........................    67
Experts.................................    67
Additional Information..................    67
Glossary................................   G-1
Index to Consolidated Financial
  Statements............................   F-1

                  SHARES

VIATEL, INC.

COMMON STOCK
($.01 PAR VALUE)

LOGO
- ---------------------------------------------------

SALOMON BROTHERS
INTERNATIONAL LIMITED
- ---------------------------------------------------------------------

PROSPECTUS

DATED                , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All the amounts shown are estimated except the Securities and Exchange Commission (the "Commission") registration fee, the National Association of Securities Dealers, Inc. (the "NASD") filing fee and the Nasdaq National Market listing fee.

    Securities and Exchange Commission registration fee...................   $ 46,553.00
    NASD filing fee.......................................................     14,000.00
    Nasdaq National Market listing application fee........................     50,000.00
    Printing and engraving expenses.......................................             *
    Legal fees and expenses...............................................             *
    Accounting fees and expenses..........................................             *
    Blue Sky fees and expenses (including legal fees).....................             *
    Transfer agent and registrar fees and expenses........................             *
    Miscellaneous.........................................................             *
                                                                                 -------
              Total.......................................................   $         *
                                                                                 =======

- ---------------
* To be supplied by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify any person under such Section in connection with a proceeding by or in the right of the corporation to procure judgment in its favor, as provided in the preceding sentence, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action, except that no indemnification shall be made in respect thereof unless, and then only to the extent that, a court of competent jurisdiction shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. A Delaware corporation must indemnify any person who was successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter in any proceeding, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. A Delaware corporation may pay for the expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding in advance of the final disposition upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. Article Ninth of the Company's Certificate of Incorporation, as amended, eliminates the liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL. The DGCL permits the purchase of insurance on behalf of directors and officers against any liability asserted against directors and officers and incurred by such persons in such capacity, or arising out of their status as such, whether or not the corporation would have the power to indemnify directors and officers against such liability. The Company has obtained officers' and directors' liability insurance of $10 million for members of its Board of Directors and executive officers. In addition, the Company has entered into agreements to indemnify its directors and officers from and against any Expenses (as defined in the indemnity agreement) incurred by such person in connection with investigating, defending, serving as a witness in, participating in (including on appeal), or preparing for any of the foregoing in any threatened, pending or contemplated action, suit, or proceeding (including an action by or in the right of the Company), or any inquiry, hearing or investigation, to the fullest extent permitted by law, as such law may be amended or interpreted (but only to the extent that such amendment or interpretation provides for broader indemnification rights). The indemnity agreement contains certain provisions to ensure that the indemnitee receives the benefits contemplated by the agreement in the event of a "change in control" (as defined in the indemnity agreement) such as the establishment and funding of a trust in an amount sufficient to satisfy any and all expenses reasonably anticipated to be incurred by the indemnitee in connection with investigating, preparing for, participating in and/or defending a proceeding.

     At present, there is no pending litigation or other proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     Reference is made to the form of U.S. Underwriting Agreement and International Underwriting Agreement, filed as Exhibits 1.1 and 1.2 to this Registration Statement which provide for indemnification of the directors and officers signing this Registration Statement and certain controlling persons of the Registrant against certain liabilities, including those arising under the Securities Act, in certain instances by the Underwriters.

     Article Tenth of the Company's Certificate of Incorporation and Article X of the Company's Bylaws provide for indemnification of directors and officers to the fullest extent permitted by Section 145 of the DGCL.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following sets forth information as to all securities issued by the Registrant during the past three years which were not registered under the Securities Act.

     In October 1993, the Company issued 69,445 shares of Common Stock to an unaffiliated accredited investor. Such shares were issued in connection with a purchase by such unaffiliated accredited investor of 333,333 1/3 shares of Common Stock in February 1993. The aggregate consideration paid by such unaffiliated accredited investor for the 402,778 1/3 shares of Common Stock was $1,000,000. During October and December 1993, the Company sold to S-C V-Tel Investments, L.P., a principal stockholder, 2,547,406 shares of Common Stock for consideration in an aggregate amount of $5,000,000 and for, consideration in an aggregate amount of $1,000, certain warrants to purchase additional shares of Common Stock. No warrants were exercised prior to expiration on October 15, 1995. Also in October 1993, the Company issued 20,542 shares of Common Stock to a former officer of the Company in payment of a finder's fee owed to such officer in connection with the sale of Common Stock to S-C V-Tel

Investments, L.P. In December 1993, the Company sold 100,000 shares of Common Stock to an unaffiliated accredited investor in exchange for consideration in the amount of $450,000. Additionally, in October and December 1993, the Company issued an aggregate of 105,840 shares of Common Stock to a former officer of the Company. Such shares were issued as partial payment of finder's fees owed to such former officer in connection with the sale of Common Stock to S-C V-Tel Investments, L.P. and the sale of Common Stock in December 1993 to an accredited investor.

     In April 1994, the Company sold 3,210,808 shares of Common Stock to COMSAT Investments, Inc., a principal stockholder, for consideration in an aggregate amount of $8,000,000 and warrants, for consideration in an aggregate amount of $1,000, to purchase certain shares of Common Stock. No warrants were exercised prior to expiration on October 15, 1995.

     In January 1995, the Company issued 30,000 shares of restricted Common Stock to a former director and officer of the Company in exchange for services rendered on behalf of the Company by him. The interest of such former director and officer in such shares vested in full as of July 29, 1996.

     In June 1996, the Company issued 50,000 shares of restricted Common Stock to each of a former director and officer of the Company and a current director and officer. The Company issued restricted shares of Common Stock to each of them in exchange for services rendered on behalf of the Company by each of them. The interest of such former director and officer in such shares vested in full as of July 29, 1996.

     The Company relied on Rule 701 of the Securities Act of 1933, as amended (the "Securities Act") for an exemption from the registration requirements under the Securities Act for the shares of Common Stock issued to the Company's officer and former officers. For each of the other sales described above, the Company relied on Section 4(2) of the Securities Act for an exemption from the registration requirements. No brokers or underwriters were involved in any of these issuances or sales. All certificates for unregistered shares of Common Stock bear restrictive legends. In connection with each of the offerings and sales described above, each of the purchasers represented that they were purchasing such securities for investment without a view towards resale.

     In December 1994, the Company sold 12,070 units (the "Units"), each Unit consisting of ten 15% Senior Discount Notes due 2005 and 361 shares of non-voting Class A Common Stock. The aggregate offering price was $74,993,324, of which amount $57,999,971 was attributed to the Notes and $16,993,353 was attributed to the Class A Common Stock. The Company relied upon Rule 144A promulgated under the Securities Act for an exemption from registration for the sale of these securities. In connection with such issuance of securities, Morgan Stanley & Co. Incorporated acted as the placement agent. The compensation, in the form of discounts and commissions, paid to Morgan Stanley & Co. Incorporated for its services as the placement agent was $3,339,600.

     In December 1995, after the Units had separated, each outstanding Note was exchanged for a 15% Senior Discount Note due 2005 which were registered under the Securities Act. Each share of Class A Common Stock will automatically convert into a share of Common Stock upon the consummation of the Offerings.

ITEM 16.  EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS

EXHIBIT NO.                                        DESCRIPTION
- ------------      -----------------------------------------------------------------------------
 1.1          --  Form of U.S. Underwriting Agreement between the Company and the U.S.
                  Underwriters.*
 1.2          --  Form of International Underwriting Agreement between the Company and the
                  International Underwriters.*

EXHIBIT NO.                                        DESCRIPTION
- ------------      -----------------------------------------------------------------------------
 3.1(i)(a)    --  Certificate of Incorporation of the Company, as amended (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-4, File No. 33-92696, filed on May 24, 1995).**
 3.1(i)(b)    --  Amended and Restated Certificate of Incorporation of the Company.*
 3.1(ii)(a)   --  Bylaws of the Company (filed as Exhibit 3.2 to the Company's Registration
                  Statement on Form S-4, File No. 33-92696, filed on May 24, 1995).**
 3.1(ii)(b)   --  Amended and Restated Bylaws of the Company.*
 4.1          --  See Exhibit numbers 3.1(i)(a), 3.1(i)(b), 3.1(ii)(a) and 3.1(ii)(b) for provisions of the Certificate of Incorporation and Bylaws of the Company
                  defining the rights of the holders of Common Stock.
 4.2          --  Indenture, dated as of December 15, 1994, between the Company and United
                  States Trust Company of New York, as Trustee (filed as Exhibit 4.2 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696, filed on May
                  24, 1995).**
 4.3          --  Notes Registration Rights Agreement, dated as of December 15, 1994, between the Company and Morgan Stanley & Co. Incorporated in connection with the
                  Company's 15% Senior Discount Notes due 2005 (filed as Exhibit 4.3 to the
                  Company's Registration Statement on Form S-4, File No. 33- 92696, filed on
                  May 24, 1995).**
 5.1          --  Opinion of Kelley Drye & Warren LLP (including the consent of such firm) as to the validity of the securities being offered.*
10.1          --  Employment Agreement, dated as of September 30, 1993, and as further amended as of April 5, 1994, between the Company and Martin Varsavsky (filed as
                  Exhibit 10.1 to the Company's Registration Statement on Form S-4, File No.
                  33-92696, filed on May 24, 1995).+**
10.2          --  Expatriate Agreement, dated August 22, 1995, between the Company and Michael
                  Mahoney (filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K
                  for the fiscal year ended December 31, 1995, filed on April 1, 1996).+**
10.3          --  Placement Agreement, dated as of December 15, 1994, between the Company and
                  Morgan Stanley & Co. Incorporated (filed as Exhibit 10.3 to the Company's
                  Registration Statement on Form S-4, File No. 33-92696, filed on May 24,
                  1995).**
10.4          --  Common Stock Registration Rights Agreement, dated as of December 15, 1994, among the Company, Martin Varsavsky, Juan Manuel Aisemberg and Morgan Stanley
                  & Co. Incorporated in connection with the Company's shares of non-voting
                  Class A Common Stock (filed as Exhibit 10.4 to the Company's Registration
                  Statement on Form S-4, File No. 33-92696, filed on May 24, 1995).**
10.5          --  The Company's 1993 Flexible Stock Incentive Plan, dated as of September 29,
                  1993 (filed as Exhibit 10.5 to the Company's Registration Statement on Form
                  S-4, File No. 33-92696, filed on May 24, 1995).+**
10.6          --  Carrier Contract, dated as of May 3, 1993, between the Company and AT&T Corp.
                  (filed as Exhibit 10.6 to the Company's Registration Statement on Form S-4,
                  File No. 33-92696, filed on May 24, 1995).**
10.7          --  MCI Carrier Agreement, dated as of January 1, 1995, between the Company and
                  MCI Telecommunications Corporation (filed as Exhibit 10.7 to the Company's
                  Registration Statement on Form S-4, File No. 33-92696, filed on May 24,
                  1995).**
10.8          --  Mercury Carrier Services Agreement, dated as of March 1, 1994, between the
                  Company and Mercury Communications Limited (filed as Exhibit 10.8 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696, filed on May
                  24, 1995).**

EXHIBIT NO.                                        DESCRIPTION
- ------------      -----------------------------------------------------------------------------
10.9          --  Provision and Management Facilities Agreement, dated as of October 17, 1994, between the Company and Mercury Communications Limited (filed as Exhibit 10.9 to the Company's Registration Statement on Form S-4, File No. 33-92696, filed on May 24, 1995).**
10.10         --  Managed Telecommunications Network Agreement, dated as of February 5, 1993, between the Company and TMI USA, Inc. (Delaware) (filed as Exhibit 10.10 to the Company's Registration Statement on Form S-4, File No. 33-92696, filed on
                  May 24, 1995).**
10.11         --  Representative Agreement, dated as of June 1, 1993, and as amended as of
                  April 19, 1995, between the Company and Maximiliano Fernandez (filed as
                  Exhibit 10.11 to the Company's Registration Statement on Form S-4, File No.
                  33-92696, filed on May 24, 1995).**
10.12         --  Representative Agreement, dated as of April 23, 1993, between the Company and
                  Viatel de Colombia Comunicaciones S.A. (filed as Exhibit 10.12 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696, filed on May
                  24, 1995).**
10.13         --  Stock Purchase Agreement, dated as of September 30, 1993, as amended as of
                  April 5, 1994, and as further amended as of December 21, 1994, between the
                  Company and S-C V-Tel Investments, L.P. (filed as Exhibit 10.13 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696, filed on May
                  24, 1995).**
10.14         --  Stock Purchase Agreement, dated as of April 5, 1994, and as amended as of
                  December 21, 1994, between the Company and COMSAT Investments, Inc. (filed as
                  Exhibit 10.14 to the Company's Registration Statement on Form S-4, File No.
                  33-92696, filed on May 24, 1995).**
10.15         --  Stock Purchase Agreement, dated as of December 3, 1993, between the Company and Herald L. Ritch.
10.16         --  Stock Purchase Agreement, dated as of October 1, 1993, between the Company and Robert Conrads (filed as Exhibit 10.16 to the Company's Registration
                  Statement on Form S-4, File No. 33-92696, filed on May 24, 1995).**
10.17         --  Stock Purchase Agreement, dated as of December 9, 1993, between the Company and Robert Conrads (filed as Exhibit 10.17 to the Company's Registration
                  Statement on Form S-4, File No. 33-92696, filed on May 24, 1995).**
10.18         --  Shareholders' Agreement, dated as of April 5, 1994, and as amended as of
                  November 22, 1994, by and among the Company, Martin Varsavsky, Juan Manuel
                  Aisemberg and COMSAT Investments, Inc. (filed as Exhibit 10.19 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696, filed on May
                  24, 1995).**
10.19         --  Shareholders' Agreement, dated as of September 30, 1993, as amended as of
                  December 9, 1993 and as further amended as of April 5, 1994, November 22,
                  1994 and December 21, 1994, by and among the Company, Martin Varsavsky and
                  S-C V-Tel Investments, L.P. (filed as Exhibit 10.21 to the Company's
                  Registration Statement on Form S-4, File No. 33-92696, filed on May 24,
                  1995).**
10.20         --  Purchase Agreement, dated as of December 8, 1994, between the Company and ECI
                  Telecom, Inc. (filed as Exhibit 10.22 to the Company's Registration Statement
                  on Form S-4, File No. 33-92696, filed on May 24, 1995).**
10.21         --  Carrier Digital Services Agreement, dated as of November 29, 1994, between the Company and Norline Communications, Inc. (filed as Exhibit 10.23 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696, filed on May
                  24, 1995).**

EXHIBIT NO.                                        DESCRIPTION
- ------------      -----------------------------------------------------------------------------
10.22         --  Commercial Lease Agreement, dated as of November 1, 1993, and Addendum, dated as of December 8, 1994, between the Company and 123rd Street Partnership in connection with the Company's premises located in Omaha, Nebraska (filed as
                  Exhibit 10.24 to the Company's Registration Statement on Form S-4, File No.
                  33-92696, filed on May 24, 1995).**
10.23         --  Asset Purchase Agreement, dated as of August 27, 1993, between the Company and Sitel Corporation (filed as Exhibit 10.26 to the Company's Registration
                  Statement on Form S-4, File No. 33-92696, filed on May 24, 1995).**
10.24         --  Memorandum of Understanding, dated as of August 4, 1994, between the Company and TMI USA, Inc. (filed as Exhibit 10.27 to the Company's Registration
                  Statement on Form S-4, File No. 33-92696, filed on May 24, 1995).**
10.25         --  Settlement Agreement, dated as of August 4, 1994, between the Company and TMI
                  USA, Inc. (filed as Exhibit 10.28 to the Company's Registration Statement on
                  Form S-4, File No. 33- 92696, filed on May 24, 1995).**
10.26         --  Release and Settlement Agreement, dated as of August 1, 1994, between the
                  Company and AT&T Corp. (filed as Exhibit 10.29 to the Company's Registration
                  Statement on Form S-4, File No. 33-92696, filed on May 24, 1995).**
10.27         --  Termination Agreement, dated August 4, 1995, between the Company and
                  Telemedia International, Inc. (filed as Exhibit 10.31 to the Company's
                  Registration Statement on Form S-4, File No. 33-92696, filed on May 24,
                  1995).**
10.28         --  Facilities Management and Services Agreement, dated as of August 4, 1995, between Viatel U.K. Limited and Telemedia International Ltd. (filed as
                  Exhibit 10.32 to the Company's Registration Statement on Form S-4, File No.
                  33-92696, filed on May 24, 1995).**
10.29         --  Agreement of Lease, dated August 7, 1995, between the Company and Joseph P.
                  Day Realty Corp. (filed as Exhibit 10.33 to the Company's Registration
                  Statement on Form S-4, File No. 33-92696, filed on May 24, 1995).**
10.30         --  Severance Agreement, dated July 31, 1996, between the Company and Alan Levy.
21.1          --  Subsidiaries of the Company.*
23.1          --  Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1).*
23.2          --  Consent of KPMG Peat Marwick LLP.
23.3          --  Consent of Edward Isaacs & Company LLP.
24.1          --  Power of Attorney (included on page II-8 hereof).
27.1          --  Financial Data Schedule (December 31, 1995).
27.2          --  Financial Data Schedule (March 31, 1996).

- ---------------
*  To be filed by amendment.

** Incorporated herein by reference.

+  Management contract or compensatory plan or arrangement.

     (B) FINANCIAL STATEMENT SCHEDULES

          Schedule II -- Valuation and Qualifying Accounts

     All other schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements or related notes.

ITEM 17.  UNDERTAKINGS

     The Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions described in Item 14 above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes (1) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of August, 1996.

                                          VIATEL, INC.

                                          By: /s/ MARTIN VARSAVSKY
                                              ---------------------------------
                                              Martin Varsavsky
                                              President and Chief Executive
                                                Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Michael J. Mahoney, Allan L. Shaw and Sheldon M. Goldman, and each of them, as his true and lawful attorneys-in-fact and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, (i) any and all pre-effective and post-effective amendments to this registration statement, (ii) any registration statement relating to this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, (iii) any exhibits to any such registration statement or pre-effective or post-effective amendments, (iv) any and all applications and other documents in connection with any such registration statement or pre-effective or post-effective amendments, and (v) generally to do all things and perform any and all acts and things whatsoever requisite and necessary or desirable to enable Viatel, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

     In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement was signed on the 7th day of August, 1996, by the following persons in the capacities indicated:

                  SIGNATURE                                        TITLE(S)
- ---------------------------------------------   ----------------------------------------------
            /s/ MARTIN VARSAVSKY                President, Chief Executive Officer and
- ---------------------------------------------   Director (Principal Executive Officer)
              Martin Varsavsky

           /s/ MICHAEL J. MAHONEY               Executive Vice President, Operations and
- ---------------------------------------------   Technology; Managing Director, International
             Michael J. Mahoney                 and Director

              /s/ ALLAN L. SHAW                 Vice President, Finance; Chief Financial
- ---------------------------------------------   Officer (Principal Financial and Accounting
                Allan L. Shaw                   Officer) and Director

             /s/ PAUL G. PIZZANI                Director
- ---------------------------------------------
               Paul G. Pizzani

              /s/ W. JAMES PEET                 Director
- ---------------------------------------------
                W. James Peet

                                 EXHIBIT INDEX

                                                                                      SEQUENTIALLY
                                                                                        NUMBERED
EXHIBIT NO.                                  DESCRIPTION                                  PAGE
- ------------      ------------------------------------------------------------------  ------------
 1.1          --  Form of U.S. Underwriting Agreement between the Company and the
                  U.S. Underwriters.*...............................................
 1.2          --  Form of International Underwriting Agreement between the Company and the International Underwriters.*..............................
 3.1(i)(a)    --  Certificate of Incorporation of the Company, as amended (filed as
                  Exhibit 3.1 to the Company's Registration Statement on Form S-4,
                  File No. 33-92696, filed on May 24, 1995).**......................
 3.1(i)(b)    --  Amended and Restated Certificate of Incorporation of the
                  Company.*.........................................................
 3.1(ii)(a)   --  Bylaws of the Company (filed as Exhibit 3.2 to the Company's
                  Registration Statement on Form S-4, File No. 33-92696, filed on
                  May 24, 1995).**..................................................
 3.1(ii)(b)   --  Amended and Restated Bylaws of the Company.*......................
 4.1          --  See Exhibit numbers 3.1(i)(a), 3.1(i)(b), 3.1(ii)(a) and
                  3.1(ii)(b) for provisions of the Certificate of Incorporation and
                  Bylaws of the Company defining the rights of the holders of Common
                  Stock. ...........................................................
 4.2          --  Indenture, dated as of December 15, 1994, between the Company and
                  United States Trust Company of New York, as Trustee (filed as
                  Exhibit 4.2 to the Company's Registration Statement on Form S-4,
                  File No. 33-92696, filed on May 24, 1995).**......................
 4.3          --  Notes Registration Rights Agreement, dated as of December 15,
                  1994, between the Company and Morgan Stanley & Co. Incorporated in connection with the Company's 15% Senior Discount Notes due 2005
                  (filed as Exhibit 4.3 to the Company's Registration Statement on
                  Form S-4, File No. 33- 92696, filed on May 24, 1995).**...........
 5.1          --  Opinion of Kelley Drye & Warren LLP (including the consent of such firm) as to the validity of the securities being offered.*........
10.1          --  Employment Agreement, dated as of September 30, 1993, and as further amended as of April 5, 1994, between the Company and Martin Varsavsky (filed as Exhibit 10.1 to the Company's
                  Registration Statement on Form S-4, File No. 33-92696, filed on
                  May 24, 1995).+**.................................................
10.2          --  Expatriate Agreement, dated August 22, 1995, between the Company and Michael Mahoney (filed as Exhibit 10.2 to the Company's Annual
                  Report on Form 10-K for the fiscal year ended December 31, 1995, filed on April 1, 1996).+**.......................................
10.3          --  Placement Agreement, dated as of December 15, 1994, between the
                  Company and Morgan Stanley & Co. Incorporated (filed as Exhibit
                  10.3 to the Company's Registration Statement on Form S-4, File No.
                  33-92696, filed on May 24, 1995).**...............................
10.4          --  Common Stock Registration Rights Agreement, dated as of December
                  15, 1994, among the Company, Martin Varsavsky, Juan Manuel
                  Aisemberg and Morgan Stanley & Co. Incorporated in connection with the Company's shares of non-voting Class A Common Stock (filed as
                  Exhibit 10.4 to the Company's Registration Statement on Form S-4,
                  File No. 33-92696, filed on May 24, 1995).**......................

                                                                                      SEQUENTIALLY
                                                                                        NUMBERED
EXHIBIT NO.                                  DESCRIPTION                                  PAGE
- ------------      ------------------------------------------------------------------  ------------
10.5          --  The Company's 1993 Flexible Stock Incentive Plan, dated as of
                  September 29, 1993 (filed as Exhibit 10.5 to the Company's
                  Registration Statement on Form S-4, File No. 33-92696, filed on
                  May 24, 1995).+**.................................................
10.6          --  Carrier Contract, dated as of May 3, 1993, between the Company and
                  AT&T Corp. (filed as Exhibit 10.6 to the Company's Registration
                  Statement on Form S-4, File No. 33-92696, filed on May 24,
                  1995).**..........................................................
10.7          --  MCI Carrier Agreement, dated as of January 1, 1995, between the
                  Company and MCI Telecommunications Corporation (filed as Exhibit
                  10.7 to the Company's Registration Statement on Form S-4, File No.
                  33-92696, filed on May 24, 1995).**...............................
10.8          --  Mercury Carrier Services Agreement, dated as of March 1, 1994, between the Company and Mercury Communications Limited (filed as
                  Exhibit 10.8 to the Company's Registration Statement on Form S-4,
                  File No. 33-92696, filed on May 24, 1995).**......................
10.9          --  Provision and Management Facilities Agreement, dated as of October
                  17, 1994, between the Company and Mercury Communications Limited
                  (filed as Exhibit 10.9 to the Company's Registration Statement on
                  Form S-4, File No. 33-92696, filed on May 24, 1995).**............
10.10         --  Managed Telecommunications Network Agreement, dated as of February
                  5, 1993, between the Company and TMI USA, Inc. (Delaware) (filed as Exhibit 10.10 to the Company's Registration Statement on Form
                  S-4, File No. 33-92696, filed on May 24, 1995).**.................
10.11         --  Representative Agreement, dated as of June 1, 1993, and as amended as of April 19, 1995, between the Company and Maximiliano
                  Fernandez (filed as Exhibit 10.11 to the Company's Registration
                  Statement on Form S-4, File No. 33-92696, filed on May 24,
                  1995).**..........................................................
10.12         --  Representative Agreement, dated as of April 23, 1993, between the
                  Company and Viatel de Colombia Comunicaciones S.A. (filed as
                  Exhibit 10.12 to the Company's Registration Statement on Form S-4,
                  File No. 33-92696, filed on May 24, 1995).**......................
10.13         --  Stock Purchase Agreement, dated as of September 30, 1993, as amended as of April 5, 1994, and as further amended as of December
                  21, 1994, between the Company and S-C V-Tel Investments, L.P.
                  (filed as Exhibit 10.13 to the Company's Registration Statement on
                  Form S-4, File No. 33-92696, filed on May 24, 1995).**............
10.14         --  Stock Purchase Agreement, dated as of April 5, 1994, and as amended as of December 21, 1994, between the Company and COMSAT
                  Investments, Inc. (filed as Exhibit 10.14 to the Company's
                  Registration Statement on Form S-4, File No. 33-92696, filed on
                  May 24, 1995).**..................................................
10.15         --  Stock Purchase Agreement, dated as of December 3, 1993, between the Company and Herald L. Ritch...................................
10.16         --  Stock Purchase Agreement, dated as of October 1, 1993, between the
                  Company and Robert Conrads (filed as Exhibit 10.16 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696,
                  filed on May 24, 1995).**.........................................

                                                                                      SEQUENTIALLY
                                                                                        NUMBERED
EXHIBIT NO.                                  DESCRIPTION                                  PAGE
- ------------      ------------------------------------------------------------------  ------------
10.17         --  Stock Purchase Agreement, dated as of December 9, 1993, between the Company and Robert Conrads (filed as Exhibit 10.17 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696,
                  filed on May 24, 1995).**.........................................
10.18         --  Shareholders' Agreement, dated as of April 5, 1994, and as amended as of November 22, 1994, by and among the Company, Martin
                  Varsavsky, Juan Manuel Aisemberg and COMSAT Investments, Inc.
                  (filed as Exhibit 10.19 to the Company's Registration Statement on
                  Form S-4, File No. 33-92696, filed on May 24, 1995).**............
10.19         --  Shareholders' Agreement, dated as of September 30, 1993, as amended as of December 9, 1993 and as further amended as of April
                  5, 1994, November 22, 1994 and December 21, 1994, by and among the
                  Company, Martin Varsavsky and S-C V-Tel Investments, L.P. (filed as Exhibit 10.21 to the Company's Registration Statement on Form
                  S-4, File No. 33-92696, filed on May 24, 1995).**.................
10.20         --  Purchase Agreement, dated as of December 8, 1994, between the
                  Company and ECI Telecom, Inc. (filed as Exhibit 10.22 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696,
                  filed on May 24, 1995).**.........................................
10.21         --  Carrier Digital Services Agreement, dated as of November 29, 1994, between the Company and Norline Communications, Inc. (filed as
                  Exhibit 10.23 to the Company's Registration Statement on Form S-4,
                  File No. 33-92696, filed on May 24, 1995).**......................
10.22         --  Commercial Lease Agreement, dated as of November 1, 1993, and
                  Addendum, dated as of December 8, 1994, between the Company and
                  123rd Street Partnership in connection with the Company's premises located in Omaha, Nebraska (filed as Exhibit 10.24 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696,
                  filed on May 24, 1995).**.........................................
10.23         --  Asset Purchase Agreement, dated as of August 27, 1993, between the
                  Company and Sitel Corporation (filed as Exhibit 10.26 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696,
                  filed on May 24, 1995).**.........................................
10.24         --  Memorandum of Understanding, dated as of August 4, 1994, between the Company and TMI USA, Inc. (filed as Exhibit 10.27 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696,
                  filed on May 24, 1995).**.........................................
10.25         --  Settlement Agreement, dated as of August 4, 1994, between the
                  Company and TMI USA, Inc. (filed as Exhibit 10.28 to the Company's
                  Registration Statement on Form S-4, File No. 33- 92696, filed on
                  May 24, 1995).**..................................................

                                                                                      SEQUENTIALLY
                                                                                        NUMBERED
EXHIBIT NO.                                  DESCRIPTION                                  PAGE
- ------------      ------------------------------------------------------------------  ------------
10.26         --  Release and Settlement Agreement, dated as of August 1, 1994, between the Company and AT&T Corp. (filed as Exhibit 10.29 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696,
                  filed on May 24, 1995).**.........................................
10.27         --  Termination Agreement, dated August 4, 1995, between the Company and Telemedia International, Inc. (filed as Exhibit 10.31 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696,
                  filed on May 24, 1995).**.........................................
10.28         --  Facilities Management and Services Agreement, dated as of August
                  4, 1995, between Viatel U.K. Limited and Telemedia International
                  Ltd. (filed as Exhibit 10.32 to the Company's Registration
                  Statement on Form S-4, File No. 33-92696, filed on May 24,
                  1995).**..........................................................
10.29         --  Agreement of Lease, dated August 7, 1995, between the Company and
                  Joseph P. Day Realty Corp. (filed as Exhibit 10.33 to the
                  Company's Registration Statement on Form S-4, File No. 33-92696,
                  filed on May 24, 1995).**.........................................
10.30         --  Severance Agreement, dated July 31, 1996, between the Company and
                  Alan Levy.........................................................
21.1          --  Subsidiaries of the Company.*.....................................
23.1          --  Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1).*...
23.2          --  Consent of KPMG Peat Marwick LLP. ................................
23.3          --  Consent of Edward Isaacs & Company LLP. ..........................
24.1          --  Power of Attorney (included on page II-8 hereof). ................
27.1          --  Financial Data Schedule (December 31, 1995). .....................
27.2          --  Financial Data Schedule (March 31, 1996). ........................

- ---------------
*  To be filed by amendment.

** Incorporated herein by reference.

+  Management contract or compensatory plan or arrangement.